Form 10-K, Exhibit 13
period 1995-12-31
MCM CORP
filed 1996-04-01
CIK 275710

                                McM CORPORATION

                         ANNUAL REPORT TO SHAREHOLDERS

                               FOR THE YEAR ENDED

                               DECEMBER 31, 1995

CORPORATE MISSION AND PROFILE


MISSION

To market specialized insurance products within well defined market areas at competitive prices and with exceptional service to deliver better than average returns on investor capital.

PROFILE

McM Corporation is an insurance holding company headquartered in Raleigh, North Carolina, which owns these major operating subsidiary corporations:

     Occidental Fire & Casualty Company of North Carolina Raleigh, North
        Carolina
     Wilshire Insurance Company
        Raleigh, North Carolina






CONTENTS
- --------------------------------------------------------------------------------

   IFC Corporate Mission and Profile
          Consolidated Financial Highlights
          Common Stock
          Report to Shareholders
          Market Overview
          Management's Discussion and Analysis of
                     Financial Condition and Results of Operations Consolidated Balance Sheets
          Consolidated Statements of Operations
          Consolidated Statements of Shareholders' Equity
          Consolidated Statements of Cash Flows
          Notes to Consolidated Financial Statements
          Report of Independent Auditors
          Summary of Quarterly Results of Operations
          Officers and Directors
          Corporate Information

CONSOLIDATED FINANCIAL HIGHLIGHTS

- ---------------------------------------------------------------------------------------------------------------------
McM CORPORATION AND SUBSIDIARIES                          1995          1994        1993         1992          1991
- ---------------------------------------------------------------------------------------------------------------------
                                                                 (Thousands of dollars, except per share data)
Assets                                                  $126,568      $137,665    $158,984     $187,006      $186,952
Liabilities                                              103,328       117,258     139,262      167,500       163,713
Retained earnings                                         16,623        14,413      13,059       13,354        17,087
Shareholders' equity                                      23,240        20,407      19,722       19,506        23,239
Net premiums earned                                       45,701        41,126      51,043       53,889        52,975
Net investment income                                      3,497         3,684       5,298        6,564         7,305
Realized investment gains                                    123           122       1,797          666         2,942
Total revenue                                             49,571        45,304      58,293       61,291        63,626
Income (loss) from continuing operations                   2,210         1,354        (295)      (3,764)        1,311
Income (loss) from discontinued operations                     0             0           0           31       (11,987)
Net income (loss)                                          2,210         1,354        (295)      (3,733)      (10,676)


Per share data:
  Shareholders' equity                                  $   4.97      $   4.37    $   4.22     $   4.17      $   4.97
  Income (loss)  from continuing operations                 0.47          0.29       (0.06)       (0.81)         0.28
  Net income (loss )                                        0.47          0.29       (0.06)       (0.80)        (2.28)
  Cash dividends                                            0.00          0.00        0.00         0.00          0.00


Common Stock
- --------------------------------------------------------------------------------


McM Corporation Common Stock is traded on the national over-the-counter securities market, under the NASDAQ symbol, McMc.

The number of record shareholders of McM Corporation is 1,035 as of December 31, 1995.

The table below sets forth by quarters, for the years 1995 and 1994, the range of the high and low bid prices of McM Corporation's Common Stock as reported in The Wall Street Journal. No dividends were declared for the periods presented below. See Management's Discussion and Analysis and Note B to the consolidated financial statements for information regarding restrictions on the ability of McM's subsidiaries to transfer funds to McM and discussion regarding nonpayment of dividends.

                                             1995              1994
                                        High      Low     High      Low
    --------------------------------------------------------------------
    First Quarter                      $2 7/8   $2 1/2   $2 3/4   $1 1/4
    Second Quarter                      3 1/8    2 3/4    2 5/8      2
    Third Quarter                       3 1/2    2 3/4    2 3/4      2
    Fourth Quarter                      4 7/8    3 1/2    2 3/4    2 1/4
    ---------------------------------------------------------------------

                             REPORT TO SHAREHOLDERS


         We are pleased to provide you with McM Corporation's 1995 Annual Report. McM continued to show strong improvement in 1995 reporting consolidated net income of $2,210,000 or $.47 per share, up 64% from net income of $1,354,000 or $.29 per share for the year 1994. The results for 1995 reflect the trend of reduced loss ratios and improving underwriting results in the Company's property and casualty operations.

         Consolidated gross revenues for the year 1995 were $50,045,000, an increase of 9% when compared to consolidated gross revenues of $45,763,000 for the year 1994. This increase in consolidated revenues reflects management's planned premium growth in both of its primary property and casualty markets, commercial automobile and private passenger automobile coverages, served by McM's subsidiaries Occidental Fire & Casualty Company of North Carolina and Wilshire Insurance Company. The increases in written premiums for 1995 follow reductions in premiums written in the years 1994 and 1993 which reflected management's strategy to eliminate unprofitable business in targeted markets and establish mechanisms to help control future premium growth. Gross investment income, excluding realized investment gains, showed a slight decrease of $172,000 for the year 1995 when compared to that of the same period last year. The decline in invested balances experienced in 1994 and 1993 slowed considerably in 1995 as premium volume increased and overall investment returns improved.

         As discussed in the Annual Report to Shareholders in previous years, the McMillen Trust, which owns 66% of the outstanding stock of McM Corporation, filed a petition on behalf of the Trust's beneficiaries in the Chancery Court of Delaware on December 2, 1986, seeking relief from the requirement of the Trust that the Trust own at least 65% of the shares of McM Corporation. The Court, on December 10, 1987, decided that the Trust must divest itself of its ownership of the shares of McM Corporation and invest the proceeds in a diversified portfolio for the benefit of present and future beneficiaries of the Trust. In April 1993, the Court granted the petition of the Wilmington Trust Company, Trustee of the McMillen Trust, for a clarification of existing orders to make clear, among other things, that the timing and terms of any such disposition or sale of the Trust's shares shall be determined in the sound discretion of the Trustee. On September 5, 1995, the Wilmington Trust Company entered into an agreement with PaineWebber, Incorporated whereby PaineWebber is to advise the Trust with respect to any possible sale of the Trust's shares and, in particular, with respect to evaluating and qualifying inquiries and proposals from prospective purchasers of the Trust's shares. However, the ultimate disposition of the shares held by the Trust cannot be determined at the present time.

         As also discussed in prior years' reports to you, the McM Board of Directors has discontinued its efforts to sell the remaining companies in the McM Group of Companies. The Board also announced that PaineWebber would continue to serve the Company in the role of financial advisor to the McM Group of Companies. Management believes that the property and casualty companies are now well-positioned and will continue to grow profitably. Discontinuing the sales process allows management to focus all of its energies on increasing shareholder value.

         Both the quality and the administration of all aspects of the property and casualty business are continually being addressed. This focus is illustrated by the Company's conversion in 1995 to advanced and leading-edge technology for the administration of current and anticipated insurance products. This new automation has enabled Occidental Fire & Casualty and Wilshire to migrate to systems which provide greater efficiency and better service to our agents and policyholders.

         As previously reported, on November 8, 1988, California voters passed an initiative entitled Proposition 103 that called for certain insurers, including McM subsidiary Wilshire Insurance Company, to roll back rates by 20% for certain California policies issued during the twelve month period following November 8, 1988. Initial California Department of Insurance calculations produced a rollback liability for Wilshire of $6.1 million plus accrued interest. The newly-elected California Insurance Commissioner publicly announced his commitment to settle all Proposition 103 liability issues within the first six months of his term thereby providing an opportunity to resolve this continuing source of uncertainty for the Company. McM's management was successful in negotiating a final settlement of the Company's rollback obligation of $500,000, including interest. This settlement amount is reflected as a reduction of earned premiums in the consolidated income statement for the year 1995. Also, included in income for 1995 and offsetting the Proposition 103 charge is a $539,000 favorable arbitration settlement related to discontinued property and casualty programs of the Company.

         The investment portfolios of Occidental Fire & Casualty Company and Wilshire consist almost exclusively of the highest quality government securities. McM and its subsidiaries have no investments in real estate. Though the conservative nature of these investments generally results in lower investment yields, the high level of liquidity provided by these types of investments ensure that the Company's obligations to its policyholders are met in a timely manner. Occidental Fire & Casualty Company's 100% ownership of the outstanding stock of Wilshire Insurance Company is the only common stock investment contained in the portfolios of McM's insurance subsidiaries.

         Insurance regulators have also intensified their oversight of an insurance company's statutory capital positions, reserving and underwriting activities. This oversight culminated in the adoption and implementation of Risk- Based Capital standards and requirements for all property and casualty insurance companies in 1994. Risk-Based Capital requirements were developed to evaluate the adequacy of an insurance company's statutory capital and surplus in relation to its investment and insurance risks such as underwriting, credit, asset quality, loss reserve adequacy and other business environmental factors.

         The Risk-Based Capital formula will be used by insurance regulators as an early warning tool to identify, for the purpose of regulatory intervention, insurance companies that are potentially inadequately capitalized. Companies whose Risk-Based Capital calculations indicate undercapitalization are classified by the regulators into various levels, each of which requires specific corrective actions be undertaken by the insurance company and/or the state regulator. McM's property and casualty insurance subsidiaries' capital positions continue to be in excess of any regulatory action thresholds defined under the Risk-Based Capital requirements.

         The Board of Directors, on a quarterly basis, carefully reviewed the financial position of the Company during the year 1995, and determined it was not yet in a position to authorize payment of cash dividends. The current Board will continue to carefully consider the capital constraints and financial position of the Company each quarter when determining whether to declare a cash dividend.

         In summary, we are extremely pleased with the continuing progress made in the overall operating results of the Company and our current financial position. Improved operating results were experienced in each quarter in 1995 when compared to the same periods last year. Our 1995 operations reflected planned moderate growth in premium production which we fully expect to continue throughout 1996. The year 1995 also showed reductions in the Company's overall loss ratio and continued improvement in underwriting results. Loss reserves continue to show overall adequacy as reflected in the favorable development of $248,000 experienced in 1995 on the Company's prior years' reserves. Although pleased with the progress to date, management is continuing its focus on enhancing the profitability of the Company by increasing the contribution from each of our markets through improved product mix, continued utilization of current and new technology and overall expense control.

         The strengthened capital position of the McM companies has enabled the insurance subsidiaries to receive favorable recognition from the rating organizations and to improve the credibility of the Company within its markets and the regulatory environment. As we move into 1996, management remains confident with the path it has chosen for the continuing enhancement of operating results and shareholder value.


                               GEORGE E. KING
                               President and Chief Executive Officer


                               Stephen L. Stephano
                               Chief Operating Officer

MARKET OVERVIEW


         McM Corporation provides its property and casualty products and services through two North Carolina subsidiaries, Occidental Fire & Casualty Company of North Carolina and Wilshire Insurance Company.

         Currently the focus of these companies is transportation insurance. Both Wilshire and Occidental provide a competitive market to the trucking industry for local, intermediate and long haul coverages. Occidental also writes nonstandard private passenger auto coverages in select geographical areas.

         Occidental Fire & Casualty Company of North Carolina actively markets local, intermediate and long haul coverages in fourteen states utilizing twelve managing general agents. Non-standard auto coverages are marketed through Occidental's branch office located in Scottsdale, Arizona, and one managing general agent. The majority of the commercial auto premium volume is produced through the Company's annual bill program.

         The insureds of the Wilshire Insurance Company are served by the Marketing and Service Center located in Lancaster, California, and four managing general agents supervised by the home office. The California marketing unit deals directly with selected local retail agents and is a major factor in the West Coast truck marketplace utilizing a specialized monthly direct bill policy. The managing general agents market intermediate and long haul coverages through an annual bill program.

         The home office located in Raleigh, North Carolina, provides general management for both Occidental Fire & Casualty and Wilshire Insurance Company operations including the corporate staff for underwriting, claims, accounting, legal, data processing and investment functions. Also located in the home office are the marketing, underwriting and service functions for all commercial automobile business written through managing general agents.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
McM Corporation and Subsidiaries

REVIEW OF OPERATIONS

         Consolidated net income for 1995 was $2,210,000 or $.47 per share compared to $1,354,000 or $.29 per share for 1994 and a net loss of $295,000 or $.06 per share for 1993.

         Reduced loss ratios and improved overall underwriting results in the Company's property and casualty operations in 1995 continued the improving trend in the Company's favorable consolidated operating results.

         Consolidated results for 1994 also showed improved loss ratios and overall underwriting results when compared to those of 1993. In addition, the completely successful culmination of a legal action against McM by Pennsylvania Life Insurance Company in connection with the 1991 sale of certain life insurance operations of the Company helped reduce overall administrative expenses in 1994 when compared to those experienced in 1993. Consolidated results for 1993 were adversely affected by a $2.5 million litigation settlement with the liquidator of one of the Company's insolvent reinsurers.

         Consolidated revenues increased approximately 9.4% in 1995 compared to 1994 reversing the trend experienced in 1994 and 1993. Consolidated revenues showed decreases of approximately 22.3% and 4.9% in 1994 and 1993, respectively.

         Net earned property and casualty insurance premiums for 1995 were $45.7 million compared to $41.1 million in 1994 and $51.0 million in 1993. The increase in net premium revenue in 1995 reflects management's planned growth in both of its primary products, commercial and private passenger automobile coverages. Gross written premium in the Company's commercial auto lines of business, which comprised approximately 83.5% of gross written premiums in 1995, showed an increase of approximately 3.2% to $60.2 million when compared to 1994. Gross production of the Company's private passenger auto coverages in 1995, comprising 16.5% of gross written premiums in 1995, showed a more dramatic increase of 64.2% to $11.8 million when compared to 1994. These increases follow the declines in net premiums in 1994 and 1993 which reflected management's strategy to eliminate unprofitable business in targeted markets and to establish mechanisms to help contol future premium growth. To help control future premium growth, management increased the level of premiums ceded to the Company's reinsurers by entering into quota share reinsurance arrangements for its commercial auto liability and private passenger automobile coverages. In 1995, the Company maintained a 40% quota share reinsurance arrangement on its private passenger business and a 5% quota share arrangement (reduced from 10% in 1994) on its commercial automobile liability business retained after excess of loss reinsurance coverage. The level of quota share participation necessary to help control premium growth is reviewed annually by management. In 1993, the Company, in its ongoing efforts to improve the performance of its agency force, discontinued relations with three managing general agents who had been producing unprofitable commercial automobile business.

         The reduction in total revenues in 1994 was also impacted by a $1.6 million decline in net investment income, excluding realized investment gains. The decline in net investment income for 1994 was attributed to an overall reduction of $16.0 million (19.3%) in invested balances. Net investment income showed a slight decrease of $187,000 or 5.1% in 1995 when compared to 1994 as the decline in invested balances slowed considerably and net invesment returns improved. Invested balances decreased $4.1 million or 6.2% when compared to 1994. Realized investment gains of $123,000 are included in 1995 revenues compared to $122,000 in 1994 and $1.8 million in 1993.

         Historically, property and casualty insurance writings focused on liability, cargo and physical damage coverages associated with the transportation market with a primary emphasis on commercial trucking insurance. To diversify its premium distribution, Occidental Fire & Casualty entered the nonstandard personal auto market in 1989. Private passenger auto business comprised approximately 16.5% of gross written property and casualty premium in 1995 compared to 11.0% and 16.3% in 1994 and 1993, respectively. The increase in private passenger auto written premiums in 1995 reflects management's commitment to controlled growth in this market. During 1994 and 1993, management re- engineered the underwriting controls for this portion of the Company's business. This re-engineering effort contributed to the decrease in private passenger written premiums in 1994 as management kept production at minimum levels while new rates, underwriting guidelines and personnel with extensive experience in the complexities of this market were integrated into this book of business. Loss ratios and underwriting results for this line of business showed improvement in 1995 and 1994 as a result of focused effort.

          Management has also intensified its focus on improving the profitability of the Company's commercial truck business. As previously mentioned, the Company discontinued relations with several managing general agents in 1993 who had been producing unprofitable commercial auto business. This focus was carried into 1994 and 1995 as management implemented strategies to help reduce loss ratios and improve the product mix within this portion of the Company's business. Underwriting results for cargo and auto physical damage coverages are historically more profitable than commercial auto liability coverages because claim costs for property coverages are easier to determine and claims are settled more rapidly. Commercial auto written premiums comprised 83.5% of gross written property & casualty premium in 1995 compared to 89.0% and 83.7% in 1994 and 1993, respectively. The percentage of cargo and commercial auto physical damage premiums to total commercial auto premiums increased to 26.6% in 1995 compared to 23.3% and 20.3% in 1994 and 1993, respectively.

         Net investment income included in consolidated revenues was $3.5 million in 1995, $3.7 million in 1994 and $5.3 million in 1993. Lower interest rates on invested balances in 1993 and a 36.1% or $38.0 million reduction in invested balances from 1992 through 1994 contributed to the reduction in investment income for 1993 and 1994. The decline in invested assets from 1992 to 1994 resulted from reduced premium writing levels and the settlement of claim liabilities on prior years' business during this period. Overall liabilities decreased $22 million during 1994 and have been reduced by $64.2 million since 1992. As previously mentioned, the decline in invested balances slowed significantly during 1995, reflecting a decrease of $4.1 million or 6.2% when compared to 1994, while overall liabilities decreased by $13.9 million during this same period.

         As mentioned above, realized investment gains totalled $123,000, $122,000 and $1.8 million in 1995, 1994 and 1993, respectively. The gains realized in 1993 were primarily related to the sales of mortgage-backed securities and management's decision to realize gains experienced in the Company's investment portfolio as a result of declining interest rates. At December 31, 1995, the market value of the long-term fixed income portfolio was $664,000 greater than amortized cost and $199,000 greater than its carrying value. This unrealized gain of $199,000 relates to those investments the
Company intends to hold to maturity.   The full value of these securities will
be realized as they mature (see Note F to the consolidated financial statements). At December 31, 1994, the market value of the fixed income portfolio was $2.1 million less than its amortized cost and $2.0 million less than its carrying value.

         The overall ratio of net loss and settlement expenses to net premiums earned was 67.9% for 1995 compared to 70.8% for 1994 and 75.4% for 1993. Continued improvement in underwriting results and favorable or minimal development on reserves of prior accident years during 1995 and 1994 contributed to the improvement in the loss ratios for 1995 and 1994. Favorable underwriting results in 1993 were partially offset by the strenghtening of prior accident years' reserves.

         As discussed above, in April 1993, the Company entered into a 40% quota share reinsurance treaty on its private passenger auto business to reduce the Company's statutory net writings to surplus ratio and to help control future premium growth in that market. A portion of the Company's retained commercial auto liability business was also included in the arrangement. The Company also maintains a 5% (10% for 1994 and 1993) quota share reinsurance arrangement on its net retained commercial auto liability business net of excess of loss reinsurance coverage. Management annually evaluates the necessity and levels of these quota share arrangements and makes adjustments when appropriate.

         The Company utilizes a reinsurance intermediary with which it has a long term relationship to assist in the development and placement of the Company's reinsurance program. The Company's current reinsurance program has been placed with high quality and financially sound reinsurers specializing in personal and commercial auto business. The creditworthiness of the Company's reinsurers is reviewed annually by management and the intermediary. The majority of the Company's reinsurance is placed through the London reinsurance market. Participating reinsurers are very large international reinsurers with capital and surplus in excess of $100 million and hold ISI or S&P ratings of BBB or better. Participating Lloyds syndicates are well regarded syndicates which have been approved by the National Association of Insurance Commissioners ("NAIC"). The Company's U.S. reinsurers are all rated A- or higher by A.M. Best. For those reinsurers not admitted by the Company's state of domicile, collateral is secured for the exposure ceded to them in the form of letters of credit or other reinsurer funds held by the Company. This collateral would minimize the impact of a potential reinsurer insolvency on the Company's operations. A schedule of the Company's reinsurers whose balances are approximately 10% of McM's shareholders' equity or greater is provided below:

                                        Ceded
            Reinsurer            Balances Receivable
         ------------------     ----------------------
                                (Thousands of dollars)
         Lloyds of London                $11,732
         CNA International                 5,645
         Unionamerica                      5,495
         Zurich Re                         4,692
         AXA Reassurance                   2,981
         Sphere Drake                      2,102
         All other                        11,912
            Total                        $44,559

         The allowance for bad debts on liquidated reinsurers relating to discontinued property and casualty programs was increased by $103,000 in 1995, decreased by $41,000 in 1994 and increased by $1.3 million in 1993. The increase in the 1993 provision reflects the $2.5 million litigation settlement previously mentioned. Other than the resolution of this litigation, overall exposure to losses associated with discontinued property and casualty business has decreased significantly over the past three years and has not had a material impact on operations since 1990.

         In the second quarter of 1995, the Company resolved a long standing uncertainty concerning Proposition 103 by settling this issue with the California Department of Insurance. The Company fully recognized this settlement and its related cost in 1995 by including in consolidated results a $500,000 reduction of earned premiums attributable to this settlement. Offsetting this charge and also included in results for 1995 is a $539,000 favorable arbitration settlement related to discontinued property and casualty programs.

         Amortization of deferred policy acquisition costs from continuing operations was $7.1 million in 1995, compared to $6.1 million in 1994 and $9.9 million in 1993. Direct and assumed premiums written increased by $6.5 million in 1995 resulting in an increase in the related amortization of deferred policy acquisition costs. Conversely, reductions in direct and assumed premium written of $7.2 million in 1994 and $11.7 million in 1993 resulted in a decrease in the related deferral and amortization of policy acquisition costs.

INCOME TAXES

         McM Corporation files a consolidated tax return. The Company had cumulative net operating loss tax carryforwards of approximately $87.0 million as of December 31, 1995 (see Note D to the consolidated financial statements). Subject to certain limitations and alternative minimum tax considerations, future operations can earn up to the amount of these loss carryforwards without being subject to federal income taxation.

LIQUIDITY AND CAPITAL RESOURCES

         By statute, the majority of the Company's investments are required to be held in investment grade securities which provide ample protection for both the policyholder and the shareholder. Significant amounts of short-term investments are held to meet the liquidity needs of the property and casualty insurance operations.

         As shown in the Consolidated Statements of Cash Flows, the Company experienced negative cash flows from operations on a consolidated basis of $4.0 million in 1995 compared to $14.6 million in 1994 and $23.3 million in 1993. The main source of the Company's cash flows is derived from its property and casualty subsidiaries.

         The Company's property and casualty subsidiaries experienced consolidated negative cash flows from operations of $2.7 million, $19.2 million and $26.9 million in 1995, 1994 and 1993, respectively. The negative cash flows for the property and casualty operations can be primarily attributed to the substantial settlement of claim liabilities including settlements on discontinued run-off business and the decreased premium production levels, a primary source of long and short-term liquidity, in 1994 and 1993. The reduction in written premiums during 1994 and 1993 was a result of management's successful strategy to reduce premium writings in unprofitable markets and to reduce the Company's net writings to surplus ratio. As previously mentioned, the property and casualty companies are now experiencing planned moderate growth in premium writings and anticipate this trend will continue through 1996. Liabilities for losses and loss settlement expenses and policyholder liabilities decreased $12.5 million in 1995, $19.7 million in 1994 and $18.5 million in 1993. The negative operating cash flow for 1993 was also impacted by the $2.5 million litigation settlement paid in May 1993 to the liquidator of an insolvent reinsurer.

         Short-term investments held at December 31, 1995, were $14.8 million compared to $17.7 million at December 31, 1994. This decline in liquidity is primarily attributable to the settlement of claim and policyholder liabilities discussed above. Total consolidated cash and invested assets at December 31, 1995, were approximately $64.7 million compared to $68.6 million at the end of 1994. Management believes the current level of cash and short-term balances, as well as anticipated sources of cash in 1996, are more than adequate to meet projected expenditures during the next year and that the long-term investment portfolio is structured to meet the Company's long-term liquidity needs.

         At December 31, 1995, securities with an amortized cost of $25.8 million previously classified as held-to- maturity were transferred to the available-for-sale portfolio. As a result of this transfer, unrealized gains of $298,000 were recognized in the unrealized appreciation component of shareholders' equity. This transfer was made to provide the Company greater flexibility in managing its portfolio and was done in accordance with the implementation guidance issued in November 1995 by the staff of the Financial Accounting Standards Board.

         Of the total cash and invested assets at December 31, 1995, approximately 49.4% or $31.9 million were comprised of fixed maturities available-for-sale and 25.1% or $16.2 million were classified as securities held-to-maturity. Cash and short-term investments totalling $16.5 million
comprised the remaining 25.5% of the investment portfolio.   At December 31,
1994, approximately 14.8% or $10.1 million of cash and invested assets were comprised of fixed maturities available-for-sale, 57.3% or $39.4 million were recorded as securities held-to-maturity and 27.9% or $19.2 million represented cash and short-term investments. The fixed maturity portfolio has a range of expected maturities which, as mentioned previously, management believes are adequate to meet long-term liquidity needs. The total market value of fixed maturity investments was $48.4 million and $47.5 million at December 31, 1995, and 1994, respectively.

         Statutory capital positions of the property and casualty insurance companies are closely monitored by the Company. In addition, the NAIC adopted Risk-Based Capital ("RBC") requirements for property and casualty insurance companies in December 1993 to be applied to annual statutory financial statements beginning December 31, 1994. Annual statutory financial statements are filed with state insurance regulators on or before March 1 following each year's end.

         RBC was developed to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy and other business environmental factors. The RBC formula will be used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific ratios are classified within certain levels, each of which requires specific corrective action. The ratios of total adjusted capital to authorized control level RBC for McM's property and casualty insurance subsidiaries are in excess of any regulatory action thresholds defined by the NAIC.

         Combined statutory capital and surplus of the property and casualty subsidiaries increased $2.6 million to $19.2 million at December 31, 1995, compared to $16.5 million at December 31, 1994.

         As previously reported, the Administrative Consent Order agreed to by the Company and the Commissioner of the North Carolina Department of Insurance on May 24, 1993, was vacated by the Commissioner in June 1994 upon management's satisfactory compliance to the terms of the Consent Order. The Consent Order directly concerned the property & casualty operations' net premium writings to surplus ratio.

         At December 31, 1995, consolidated shareholders' equity was $23.2 million, an increase of 13.9% when compared to $20.4 million at December 31, 1994. Although consolidated shareholders' equity has increased significantly, the Company's main source of funds from which dividends are paid to its shareholders is its insurance subsidiaries which are subject to certain restrictions as to the amount of dividends that can be paid in a given year. These restrictions are discussed in Note B to the consolidated financial statements. The Company has not paid a quarterly dividend since the second quarter of 1987. The Board will continue to carefully consider the Company's earnings, capital requirements, financial condition and other relevant factors with regard to the payment of dividends.

CONSOLIDATED BALANCE SHEETS
McM CORPORATION AND SUBSIDIARIES
Thousands of dollars)

                                                                     December 31
ASSETS                                                             1995      1994
                                                                 --------  --------
Invested Assets:
  Securities available-for-sale, at fair value:
       Fixed maturities (amortized cost: 1995 - $31,477;
         1994 - $10,291)                                         $ 31,942  $ 10,133
  Fixed maturities held-to-maturity, at amortized cost
      (fair value: 1995 - $16,429; 1994 - $37,370)                 16,230    39,352
  Short-term investments                                           14,848    17,678
                                                                 --------  --------
                                                                   63,020    67,163

Cash                                                                1,637     1,497
Accrued investment income                                             840     1,016
Premiums receivable                                                 9,935     8,792
Reinsurance balances recoverable on:
      Paid losses and settlement expenses                           3,461     6,134
      Unpaid losses and settlement expenses                        36,155    42,471
      Unearned premiums                                             4,943     3,482
Deferred policy acquisition costs                                   3,343     3,235
Equipment, at cost less accumulated depreciation
    (1995 - $1,437; 1994 - $1,166)                                  1,105     1,187
Other assets                                                        2,129     2,688
                                                                 --------  --------
                                            TOTAL ASSETS         $126,568  $137,665
                                                                 ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Reserves for losses and settlement expenses                    $ 66,152  $ 80,886
  Unearned premiums                                                17,234    14,811
  Other policyholder funds                                          7,247     7,397
  Amounts payable to reinsurers                                     2,202     3,105
  Accrued expenses and other liabilities                           10,493    11,059
                                                                 --------  --------
                                                                  103,328   117,258
Commitments and contingencies - Notes A, B, C and H
Shareholders' equity:
  Common Stock, par value $1 per share-authorized 1995 -
    10,000,000 shares ; 1994  -  5,000,000 shares;
    issued and outstanding 1995 and 1994 - 4,675,038                4,675     4,675
  Additional paid-in capital                                        1,477     1,477
  Unrealized gain (loss) on securities availabe-for-sale              465      (158)
  Retained earnings                                                16,623    14,413
                                                                 --------  --------
                              TOTAL SHAREHOLDERS' EQUITY           23,240    20,407
                                                                 --------  --------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $126,568  $137,665
                                                                 ========  ========



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF  OPERATIONS
McM CORPORATION AND SUBSIDIARIES
(Thousands of dollars, except per share data)




                                                             Year Ended December 31
                                                         -------------------------------
                                                            1995       1994       1993
                                                         -------------------------------
REVENUES
  Premiums earned                                          $69,602    $66,846    $79,418
  Premiums ceded                                           (23,901)   (25,720)   (28,375)
                                                           -----------------------------

  Net premiums earned                                       45,701     41,126     51,043

  Investment income, less investment expenses
    (1995 - $474; 1994 - $459; 1993 - $597)                  3,497      3,684      5,298
  Realized investment gains                                    123        122      1,797
  Other income                                                 250        372        155
                                                           -----------------------------
                              TOTAL REVENUES                49,571     45,304     58,293

LOSSES AND EXPENSES
  Losses and settlement expenses                            46,055     45,488     54,000
  Losses and settlement expenses ceded                     (15,021)   (16,364)   (15,535)
                                                           -----------------------------

  Net losses and settlement expenses                        31,034     29,124     38,465

  Underwriting, acquisition and administrative
    expenses                                                16,224     14,867     18,825
  Provision for (recoveries of) bad debts on
    liquidated reinsurers                                      103        (41)     1,298
                                                           -----------------------------

                   TOTAL LOSSES AND EXPENSES                47,361     43,950     58,588
                                                           -----------------------------

                           NET INCOME (LOSS)               $ 2,210    $ 1,354      ($295)
                                                           =============================

PER SHARE DATA:
  Income (loss) per share                                  $  0.47    $  0.29     ($0.06)
                                                           =============================



See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
McM CORPORATION AND SUBSIDIARIES
(Thousands of dollars)



                                                                          Net
                                                            Additional Unrealized
                                                    Common   Paid-in   Investment    Retained
                                                     Stock   Capital   Gain (Loss)   Earnings
                                                   ------------------------------------------
            BALANCES AT JANUARY 1, 1993             $4,675     $1,477       $  0     $13,354

Net loss for 1993                                                                       (295)
Change in net unrealized gain
   or (loss) on securities
   available-for-sale                                                        511

                                                   ------------------------------------------

          BALANCES AT DECEMBER 31, 1993              4,675      1,477        511      13,059

Net income for 1994                                                                    1,354
Change in net unrealized gain
   or (loss) on securities                                                  (669)
   available-for-sale
                                                   ------------------------------------------

          BALANCES AT DECEMBER 31, 1994              4,675      1,477       (158)     14,413

Net income for 1995                                                                    2,210
Change in net unrealized gain
   or (loss) on securities
   available-for-sale                                                        623

                                                   ------------------------------------------
          BALANCES AT DECEMBER 31, 1995            $ 4,675     $1,477       $465     $16,623



CONSOLIDATED STATEMENTS OF CASH FLOWS
McM CORPORATION AND SUBSIDIARIES
(Thousands of dollars)


                                                         Year Ended December 31
                                                     --------------------------------
                                                       1995       1994       1993
                                                     --------------------------------
OPERATING ACTIVITIES
  Net income (loss)                                   $ 2,210    $ 1,354      ($295)

Adjustments to reconcile net income (loss) to
    net cash used by operating activities:
  Policy liabilities                                  (12,461)   (19,706)   (18,479)
  Premiums receivable                                  (1,143)      (244)     2,751
  Accrued investment income                               176       (251)       365
  Net recoverable from reinsurers                       6,625      3,342     (6,048)
  Amortization of deferred policy
    acquisition costs                                   7,141      6,098      9,948
  Policy acquisition costs deferred                    (7,249)    (5,801)    (7,950)
  Other                                                   673        590     (3,597)
                                                      -----------------------------

           CASH USED BY OPERATING ACTIVITIES           (4,028)   (14,618)   (23,305)

INVESTING ACTIVITIES
  Fixed maturity securities available-for-sale:
    Purchases                                            (109)    (3,824)    (1,009)
    Sales                                               3,377      3,372     37,693
    Maturities                                          1,408      3,306      4,459
  Fixed maturity securities held-to-maturity:
    Purchases                                          (2,984)   (10,107)    (7,931)
    Maturities                                            120      3,095      7,585
  Purchases of property and equipment                    (474)      (142)      (475)
  Change in short-term investments                      2,830     19,397    (16,715)
                                                      -----------------------------

       CASH PROVIDED BY INVESTING ACTIVITIES            4,168     15,097     23,607
                                                      -----------------------------

                        NET INCREASE IN CASH          $   140    $   479    $   302
                                                      =============================


See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MCM CORPORATION AND SUBSIDIARIES

NOTE A  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which, as to the insurance subsidiaries, vary in some respects from statutory accounting practices which are prescribed or permitted by the various state insurance departments.

         The consolidated financial statements include the accounts and operations of McM and its wholly-owned subsidiaries. McM is actively engaged through certain of its subsidiaries in the property and casualty insurance business. All significant intercompany accounts and transactions have been eliminated. The Company's subsidiaries are as follows:


Subsidiary                                                           Abbreviation
- ---------------------------------------------------------------------------------
Property and Casualty:
  Occidental Fire & Casualty Company of North Carolina                 OF&C
  Wilshire Insurance Company                                           Wilshire

Other:
  Equity Holdings, Inc.                                                Equity
- ---------------------------------------------------------------------------------

         The property and casualty insurance subsidiaries are primarily involved in the sale of commercial automobile and private passenger automobile insurance. The commercial automobile insurance consists primarily of liability, physical damage and inland marine coverages. The commercial automobile lines of business represented 83.5%, 89% and 83.7% of gross written premium in 1995, 1994 and 1993, respectively. Private passenger automobile insurance, which represents the remainder of gross written premiums, consists primarily of liability and physical damage coverages. The Company's products are generally marketed through general and independent agents. In 1995, premiums were written in 27 states throughout the U.S. Direct premiums written in California, all of which were for commercial automobile insurance products, represented 37%, 40% and 30% of total direct written premiums in 1995, 1994 and 1993, respectively.

Investments:   Fixed maturity securities are classified as either
held-to-maturity, available-for-sale or trading. Management determines the appropriate classification of fixed-maturity securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has identified and accounted for its investments as follows:

Securities held-to-maturity and available-for-sale: Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity. The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in investment income. Realized gains and losses include any declines in value judged to be other-than-temporary. The cost of
securities sold is based on the specific identification method.   Short-term
investments are comprised of corporate master notes and United States Treasury Notes and Bills maturing in twelve months or less. These investments are carried at fair value.

         At December 31, 1995, securities with an amortized cost of $25,803,000 classified as held-to-maturity were transferred from the held-to-maturity portfolio to the available-for-sale portfolio. As a result of the transfer, unrealized gains of $298,000 were recognized in the unrealized appreciation component of shareholders' equity. This transfer was made to provide the Company with greater flexibility in managing its portfolio and was done in accordance with the implementation guidance issued in November 1995 by the staff of the Financial Accounting Standards Board.

Cash:   Cash represents cash balances deposited in banking institutions.
Balances invested in corporate master notes and other interest bearing cash equivalents are included in short-term investments.

Equipment: Equipment is stated at cost less allowances for accumulated depreciation which are computed principally on the straight-line method.

Recognition of Insurance Revenues: Premiums for property and casualty insurance policies are recognized as revenues on a monthly pro rata basis over the terms of the policies.

         The Company utilizes a general agency force to market its annual commercial automobile business and a portion of its private passenger automobile business. As of December 31, 1995, agents balances receivable of approximately $4.6 million were associated with three general agents.

Deferred Policy Acquisition Costs: Costs which vary with and are primarily related to the production of property and casualty policies are deferred to the extent recoverable and are amortized over the lives of the policies in proportion to the recognition of premiums earned. Anticipated investment income is considered in the evaluation of recoverability of unamortized deferred acquisition costs.

Reserves for Losses and Settlement Expenses: Reserves for estimated losses are determined on a case basis for reported claims and on estimates based on Company experience for loss settlement expenses and incurred but not reported claims. These liabilities give effect to trends in claims severity and other factors which may vary as the losses are ultimately settled. Although considerable variability is inherent in such estimates for losses and loss settlement expenses, management believes that these liabilities are adequate. The estimates are continually reviewed and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations.

         The reserves for losses include amounts assumed from involuntary pools and other residual market mechanisms of the various states in which the Companies have written policies. The estimated liability for the assumed pools is recorded based on information provided to the Company by the pools.

Reinsurance: McM assumes and cedes reinsurance and participates in various pools and associations. The reinsurance arrangements allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. The reinsurance is effected under quota-share
contracts and by excess-of-loss contracts.   Amounts recoverable from
reinsurers for unpaid losses and settlement expenses are estimated in a manner consistent with the related liabilities associated with reinsured policies.

Income Taxes: The Company accounts for income taxes using the liability method. Deferred tax assets, net of a valuation allowance, and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Leases: The Company and its subsidiaries rent office space and equipment under various operating lease agreements. The aggregate rental expense charged to operations was approximately

$737,000 in 1995, $658,000 in 1994, and $763,000 in 1993.  Future minimum lease commitments require payments of approximately $651,000 in 1996 and $428,000 in 1997.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

New Accounting Standards: In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS 121 in the first quarter of 1996 and, based on the current circumstances, does not believe the effect of adoption will be material.

         In 1995, FASB also issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The pronouncement introduces a fair-value based method of accounting for stock-based compensation and encourages, but does not require, compensation expense recognition for grants of stock, stock options and other equity instruments to employees based on the new fair-value accounting rules. Companies that choose not to adopt the new rules will continue to apply existing accounting rules but will be required to disclose pro forma net income and earnings per share under the new method. Currently, management intends to continue applying the existing accounting rules and adopt the disclosure provisions of SFAS 123 as required in 1996.

NOTE B   STATUTORY RESULTS AND DIVIDEND RESTRICTIONS

         The reporting practices for McM's insurance subsidiaries prescribed or permitted by state regulatory authorities ("statutory accounting") differ from generally accepted accounting principles. OF&C (which includes Wilshire on a statutory equity basis) reported to insurance regulatory authorities net income of $2.0 million in 1995, $578,000 in 1994 and $830,000 in 1993 and combined capital and surplus of $19.2 million and $16.5 million at December 31, 1995 and 1994, respectively.

         McM's insurance subsidiaries are subject to regulation and supervision by regulatory authorities in the states in which they operate. The regulatory bodies have broad administrative powers relating to standards of solvency, minimum capital and surplus requirements, maintenance of required reserves, payments of dividends, statutory accounting and reporting practices, and other
financial and operational matters.   Generally, the net assets of the insurance
subsidiaries available for transfer to the parent company are limited to the amounts by which the insurance subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed the minimum statutory capital requirement of $2,250,000. Also, by statute, dividends exceeding the lesser of 10% of statutory-basis capital and surplus or the previous year's net income, excluding net realized capital gains, require the prior approval of the Commissioner of the North Carolina Department of Insurance.

         OF&C and Wilshire are domiciled in the State of North Carolina and prepare their statutory-basis financial statements in accordance with accounting practices and procedures prescribed or permitted by the North Carolina Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1997, will likely change, to some extent, prescribed statutory accounting practices, and may result in changes to the accounting that insurance enterprises use to prepare their statutory financial statements.

         The North Carolina Department of Insurance imposes minimum risk-based capital requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of risk-based capital ("RBC") specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio ("the Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires corrective action. Each of McM's insurance subsidiaries' Ratios exceed any minimum RBC requirement.

NOTE C   REINSURANCE

         The property and casualty insurance subsidiaries have entered into reinsurance agreements with various reinsurers in order to reduce their ultimate claim risk. Current reinsurance agreements provide for premium rates based on the amount of coverage in excess of the defined retention level.

         Generally, the Company's retention level for all accident years was $100,000 with the exception of the 1991 accident year which was $250,000. These retentions levels are effected under the Company's casualty excess of loss reinsurance treaties.

         The Company is also party to quota share reinsurance arrangements on its private passenger automobile and commercial auto liability coverages. A 40% quota share reinsurance treaty is maintained on the Company's private passenger automobile business which became effective in April 1993. This treaty was placed to help control the Company's statutory net writings to surplus ratios as well as future premium growth in that market. A portion of the Company's retained commercial auto liability business was included in this arrangement. A 5% quota share reinsurance treaty is also maintained by the Company to help control future growth in this line of business.

         Prior to 1990, the major reinsurance agreements provided for a minimum, maximum and provisional premium rate. The actual premium which will ultimately be paid is determined based upon the Company's ultimate claims experience, subject to the minimum and maximum rates. Until the actual premium is determined, the Company estimates the amount of premium which will ultimately be paid on each contract year. This estimate of ultimate reinsurance premiums is continually reviewed and changes to this estimate are recognized in current operations. Based upon the statistical data and calculations used in estimating the liability for losses, as described in Note A, management currently believes the estimate of ultimate reinsurance premiums is adequate.

         The effect of reinsurance on premiums written and earned in 1995, 1994 and 1993 was as follows:

                               For the Year Ended December 31
            --------------------------------------------------------------------
                    1995                     1994                    1993
                  Premiums                 Premiums                Premiums
            Written      Earned     Written       Earned     Written      Earned
            -------      ------     -------       ------     -------      ------
                                   (Thousands of dollars)
Direct      $64,099     $63,731     $62,558      $65,572     $72,010     $78,475
Assumed       7,926       5,871       2,989        1,274         724         943
Ceded       (25,362)    (23,901)    (27,527)     (25,720)    (29,518)    (28,375)
            -------     -------     -------      -------     -------     -------
Net         $46,663     $45,701     $38,020      $41,126     $43,216     $51,043
            =======     =======     =======      =======     =======     =======

                 The Company has provided amounts for losses arising from uncollectible balances due from various property and casualty reinsurers.
These provisions are based on the overall trends experienced in the reinsurance industry and an evaluation and analysis of individual balances due the Company. To minimize its exposure to significant losses from reinsurance insolvencies, OF&C and Wilshire evaluate the financial condition of their reinsurers and monitor concentration of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers. At December 31, 1995, reinsurance recoverables of $11.7 million were associated with a single reinsurer. The remaining reinsurance recoverables were associated primarily with eight reinsurers. OF&C and Wilshire's policy is to hold collateral under related reinsurance agreements in the form of letters of credit for all reinsurers not licensed to do business in North Carolina.

         To the extent that reinsuring companies may later be unable to meet obligations under the reinsurance agreements, the insurance subsidiaries would remain liable.

NOTE D  INCOME TAXES

         The Revenue Reconciliation Act of 1993 increased the U.S. Federal income tax rate to 35% for taxable income in excess of $10 million. Because of the large tax return net operating loss carryforwards of the Company and Company estimates that annual taxable income in the near future, before utilization of the carryforwards, will not exceed $10 million, a U.S. Federal income tax rate of 34% has been used to compute deferred tax assets and liabilities for the Company.

         There was no income tax expense attributable to income from continuing operations for the years ended December 31, 1995, 1994 and 1993. These amounts differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as follows:

                                         Year Ended December 31
                                     1995        1994          1993
                                  ----------------------------------
                                        (Thousands of dollars)
Pretax income (loss) from
  continuing operations            $2,210      $1,354        $ (295)
- --------------------------------------------------------------------
Computed "expected" tax
expense (benefit)                     751         460        $ (100)
Increase (decrease) in
taxes resulting from:
  Change in valuation
  allowance                        (2,768)       (281)           -
  Other                                33        (179)           10
Net operating and
  capital losses not utilized       1,984          -             90
- --------------------------------------------------------------------
Income Tax Expense                 $    0      $    0        $    0

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1995 and December 31, 1994, are presented below.

                                            December 31
                                       ---------------------
                                       1995             1994
                                      (Thousands of dollars)
                                       ---------------------
Deferred tax asset:
  Unearned premium reserves         $    836          $   770
  Claim reserves                       1,095            2,011
  Tax return net operating
   and capital loss
   carryforwards                      30,804           32,788
  Other                                  263              308
                                    --------          -------
Total gross deferred tax
 assets                               32,998           35,877
Less: Valuation allowance            (31,367)         (34,135)
                                    --------          -------
Net deferred tax assets             $  1,631          $ 1,742

Deferred tax liabilities:
  Deferred policy acquisition
   costs                            $  1,137          $ 1,100
  Agent balances                         180              430
  Unrealized gains on fixed
   maturity securities                   158               -
  Other                                  156              212
                                    --------          -------
Total liabilities                   $  1,631          $ 1,742
                                    --------          -------

Net deferred tax account            $      0          $     0
                                    ========          =======

         The valuation allowance for deferred tax assets as of January 1, 1995, was $34,135,000. The net change in the total valuation allowance for the year ended December 31, 1995, was a decrease of $2,768,000. The reduction in the valuation allowance is primarily due to the expiration of net operating and capital loss carryforwards.

         McM and its subsidiaries file a consolidated income tax return.

         The Company had cumulative tax operating loss carryforwards of approximately $87 million as of December 31, 1995, with expiration dates of 1997 through 2009. In addition, the Company had tax capital loss carryforwards of $3,336,080. The tax capital loss carryforwards expire in 1996 and 1997.

         No income taxes were paid in 1995, 1994, or 1993.

NOTE E  PENSION PLAN

         McM and its subsidiaries have a non-contributory defined benefit pension plan covering substantially all their employees. The plan provides for payments to qualified employees based on compensation and years of service.
The Company and its subsidiaries make contributions to the plan, if necessary, equal to the amounts required by ERISA.

         The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31:

                                                   December 31
                                            ---------------------------
                                            1995                   1994
                                            ---------------------------
                                              (Thousands of dollars)
Actuarial present value
 of benefit obligations:
  Accumulated benefit
   obligation, including
   vested benefits of
   $1,707 in 1995 and
   $1,269 in 1994                        $  1,813               $ (1,316)
================================================================================
Projected benefit
 obligation for service
   rendered to date                      $ (2,591)              $ (1,796)
Plan assets at fair
   value, primarily listed
   stocks, U.S. bonds,
   and money market accounts                1,161                    821
- --------------------------------------------------------------------------------
Projected benefit obligation
   in excess of plan assets                (1,430)                  (975)
Unrecognized net loss                         566                    113
Deferred asset gain                           (51)                    -
Unrecognized prior service cost               (56)                   (60)
Unrecognized net transition asset             (94)                  (110)
- --------------------------------------------------------------------------------
Net pension liability                    $ (1,065)              $ (1,032)
================================================================================

         Net periodic pension expense included the following components:

                                      Year Ended December 31
                                    1995       1994      1993
- --------------------------------------------------------------------------------
                                     (Thousands of dollars)
 Service cost-benefits earned
  during the period                      $  208      $ 190      $ 171
 Interest cost on projected
  benefit obligation                        176        143        148
 Actual return on plan assets              (135)        64         20
 Net amortization and deferral               40       (151)       (85)
- --------------------------------------------------------------------------------
Net periodic pension cost                $  289      $ 246      $ 254
================================================================================

         The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation was 7.25% and 8% at December 31, 1995, and 1994, respectively. The rate of increase in future compensation levels used to determine the actuarial present value of the projected benefit obligation was 4.75% at December 31, 1995, and 5% at December 31, 1994. The expected long-term rate of return on plan assets was 9% for the years ended December 31, 1995, and 1994 and 8.5% for the year ended December 31, 1993. The unrecognized prior service cost and the cumulative net recognized gains and losses in excess of the greater of the market value of plan assets and the projected benefit obligation are being amortized using the optional straight-line method over the average expected future service of active participants.

NOTE F  Investment Operations

         The sources of investment income are summarized as follows:

                                       Year Ended December 31
                                   ------------------------------
                                    1995        1994        1993
                                   ------------------------------
                                       (Thousands of dollars)
                                   ------------------------------
Fixed maturities                   $3,155      $3,229      $5,227
Other long-term investments            36          38           9
Short-term investments                780         876         659
                                   ------------------------------
                                    3,971       4,143       5,895
Investment expenses                   474         459         597
                                   ------------------------------
NET INVESTMENT INCOME              $3,497      $3,684      $5,298
                                   ==============================

         The amortized cost and estimated market values of investments in fixed maturities at December 31, 1995 and 1994, are as follows:

                            Gross        Gross       Gross    Estimated
                           Amortized  Unrealized  Unrealized   Market
                            Cost         Gains      Losses     Value
                           --------------------------------------------
                                    (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
December 31, 1995:
U.S. Treasury
  securities
  and obligations of
  U.S. governmental
  corporations and
  agencies                  $25,998     $   329    $  -       $26,327
Public utilities                758           3        (7)        754
Mortgage-backed
  securities                  4,445         294       (48)      4,691
U.S. corporate
  securities                    276          -       (106)        170
- ---------------------------------------------------------------------
Total                       $31,477     $   626      (161)    $31,942
=====================================================================

                                                   Gross      Gross       Gross     Estimated
                                                 Amortized  Unrealized  Unrealized   Market
                                                    Cost      Gains       Losses      Value
                                                 --------------------------------------------
                                                           (Thousands of dollars)
Fixed Maturity Securities Held-to-Maturity:

December 31, 1995:
U.S. Treasury securities
 and obligations of
 U.S. governmental
 corporations and
 agencies                                         $16,037    $   166     $    -     $16,203
Obligations of states
and political
subdivisions                                          193         33          -         226
                                                  -------    -------     ------     -------
Total                                             $16,230    $   199     $    -     $16,429
===========================================================================================

                                                   Gross      Gross       Gross     Estimated
                                                 Amortized  Unrealized  Unrealized   Market
                                                    Cost      Gains       Losses      Value
                                                 --------------------------------------------
                                                          (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
December 31, 1994:
Obligations of states
and political
subdivisions                                      $   194    $    19    $    -      $   213
Public utilities                                      915         17        (63)        869
Mortgage-backed
 securities                                         8,907         271      (295)      8,883
U.S. corporate
 securities                                           275         -        (107)        168
- -------------------------------------------------------------------------------------------
Total                                             $10,291    $   307      $(465)    $10,133
===========================================================================================

                                                   Gross      Gross       Gross     Estimated
                                                 Amortized  Unrealized  Unrealized   Market
                                                    Cost      Gains       Losses      Value
                                                 --------------------------------------------
                                                          (Thousands of dollars)
Fixed Maturity Securities Held-to-Maturity:
December 31, 1994:
U.S. Treasury securities
 and obligations of
 U.S. governmental
 corporations and
 agencies                                         $39,352    $   -      $(1,982)    $37,370
- -------------------------------------------------------------------------------------------
Total                                             $39,352    $   -      $(1,982)    $37,370

         The amortized cost and estimated market value of fixed maturities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities as certain borrowers have the right to call or prepay obligations without penalty.


                                                                Estimated
                                                 Amortized        Market
                                                   Cost           Value
                                                 ------------------------
                                                  (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
Due in one year or less                          $  4,860        $ 4,765
Due after one year through
 five years                                        15,856         16,082
Due after five years through
 ten years                                          6,171          6,262
Due after ten years                                   145            142
- ------------------------------------------------------------------------
                                                   27,032         27,251
Mortgage backed securities                          4,445          4,691
- ------------------------------------------------------------------------
                                                 $ 31,477        $31,942
========================================================================

Fixed Maturity Securities Held-to-Maturity:
Due in one year or less                          $11,438        $11,498
Due after one year through
 five years                                        4,692          4,805
Due after five years through
 ten years                                            -              -
Due after ten years                                  100            126
- -----------------------------------------------------------------------
                                                 $16,230        $16,429
=======================================================================

         Realized gains and losses from sales of investments in fixed maturities were as follows:

                                 Year Ended December 31
                                1995      1994      1993
                                -------------------------
                                 (Thousands of dollars)
Realized gains and losses:
 Fixed maturity securities
  available-for-sale:
   Gross realized gains        $ 123    $  122     $1,903
   Gross realized losses          -         -         106

         At December 31, 1995, the carrying value of investments that were non-income producing for the preceding twelve months was $95,000 in fixed maturities.

         The carrying value of investments in persons (other than the U.S. Government or a Government Agency or Authority, State, Municipality, or Political Subdivision) exceeding 10% of total shareholders' equity is as follows:

                                             December 31
                                       ----------------------
                                          1995          1994
                                       ----------------------
                                       (Thousands of dollars)
Southern Capital Corporation           $ 6,231           -
General Electric Capital Corporation   $ 8,617       $ 4,732


NOTE G  RESERVES FOR LOSSES AND SETTLEMENT EXPENSES

         The consolidated financial statements include the estimated reserve for losses and settlement expenses of the property and casualty insurance subsidiaries. The subsidiaries primarily write commercial auto liability, physical damage and cargo coverages and non-standard private passenger automobile coverages. The liabilities for losses and settlement expenses are determined using case basis evaluations and statistical projections and represent estimates of the ultimate net cost of all unpaid losses and settlement expenses incurred through December 31 of each year. These estimates give effect to trends in claims severity and other factors which may vary as the liabilities are ultimately settled. The estimates are continually reviewed and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations.

         The following table provides a reconciliation of the beginning and ending reserve balances for losses and settlement expenses, on a gross-of-reinsurance basis, for 1995, 1994 and 1993, to the gross amounts reported in McM's balance sheet.

                                            Year Ended December 31
                                       -------------------------------
                                         1995        1994       1993
- ----------------------------------------------------------------------
                                            (Thousands of dollars)
Reserves for losses
 and settlement expenses,
 net of reinsurance
 recoverables, at
 beginning of year                     $38,415     $51,625     $59,580

Provision for insured
 events of the current
 year                                   31,282      29,106      37,196
(Decrease) increase in
 provision for insured
 events of prior years                    (248)         18       1,269
                                       -------------------------------
Incurred losses and
 settlement expenses
 during current year, net
 of reinsurance                         31,034      29,124      38,465

Payments for:
 Losses and settlement
 expenses attributable to
  insured events of the
  current year                          18,113      15,307      17,920
Losses and settlement
 expenses attributable to
 insured events of prior
 years                                  21,339      27,027      28,500
                                       -------------------------------
                                        39,452      42,334      46,420
                                       -------------------------------
Reserves for losses and
 settlement expenses, net
 of reinsurance recoverables,
 at end of year                         29,997      38,415      51,625
Reinsurance recoverable on
 unpaid losses and settlement
 expenses at end of current
 year                                   36,155      42,471      48,752
                                       -------------------------------
Gross reserves for losses and
 settlement expenses at end
 of year                               $66,152     $80,886    $100,377
                                       ===============================

         The reconciliation above shows that a $248,000 redundancy in the December 31, 1994, reserve emerged in 1995. McM's reserves for losses and settlement expenses, net of reinsurance recoverables, at December 31, 1993, were increased in 1994 by $18,000 for claims that had occurred on or prior to that balance sheet date. The table further shows that reserves for losses and settlement expenses at December 31, 1992, were increased by $1,269,000 for claims that had occurred on or prior to that balance sheet date. This claim development related primarily to reserves for the commercial auto liability line of business which experienced adverse development of approximately $830,000, most of which was applicable to the 1990 accident year. Reserves for the private passenger auto liability line of business at December 31, 1992, also experienced adverse development during 1993 of approximately $577,000. An additional $411,000 of unfavorable development was related to participation in involuntary pools and other residual market mechanisms in which OF&C and Wilshire are required to participate by the various states in which the companies write insurance. Favorable reserve development of $549,000 was experienced during 1993 in other miscellaneous lines of business, most of which was related to auto physical damage coverages.

         The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and settlement expenses. While anticipated cost increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severity of claims is caused by a number of factors that vary with the individual type of policy written. Future average severity is projected based on historical trends adjusted for anticipated changes in these trends and general economic conditions. These anticipated trends are monitored based on actual development and are modified as necessary.


NOTE H    CONTINGENCIES

Litigation:    In the normal course of operations, certain subsidiaries of the
Company have been named as parties to various pending and threatened litigation. While the outcome of some of these matters cannot be estimated with certainty, it is the opinion of management, that the resolution of these matters will not have a material adverse affect on the Company's consolidated financial position.

Guaranty Associations:   The insurance subsidiaries are required to be members
of various state insurance guaranty associations in order to conduct business in those states. These associations have the authority to assess member companies in the event that an insurance company conducting business in that state is unable to meet its policyholder obligations. The Company recognizes the expense for these assessments in the year they are assessed. The Company received a net refund of $12,000 in 1995 and incurred expenses of $76,000 and $472,000 in 1994 and 1993, respectively, related to these assessments.

NOTE I  STOCK OPTION PLAN AND EARNINGS PER SHARE

         The Company has an Employee Incentive Stock Option Plan (Plan) which provides that options be granted to selected key employees at exercise prices equal to market value on the date the option is granted. Options are granted for a period not to exceed ten years and are exercisable at a rate of 20% per year starting one year from the date of grant. Depending upon the circumstances of an optionee's termination of employment, the optionee's options either a) remain exercisable for three months after termination to the extent they were exercisable at termination unless vesting is accelerated by the Compensation Committee, b) remain exercisable until a change in control of the Company, as defined in the plan, c) remain exercisable for five years and one day from the date of the optionee's termination or d) terminate as of the termination of the optionee's employment.

         The Company has reserved 250,000 shares of Common Stock for distribution under the Plan. The following options to purchase the Company's common shares were outstanding under the Plan as of December 31, 1995 and 1994:

                               NUMBER OF SHARES
                                  UNDERLYING
                                 OUTSTANDING
                                   OPTIONS

                                                       OPTION
                                                        PRICE
DATE OF GRANT                     1995        1994    PER SHARE
- ---------------------------------------------------------------
January 15, 1988                 11,000      11,000    $ 8.50
October 6, 1988                   2,000       2,000    $10.00
January 15, 1993                 42,962      42,962    $ 1.38
July 25,1994                     19,000      19,000    $ 2.25
August 17, 1994                  81,000      81,000    $ 2.75
- -------------------------------------------------------------
                                155,962     155,962
=============================================================

         At December 31, 1995, 50,185 options were exercisable. No options have been exercised under the Plan. Earnings per common share are based on the average number of shares of Common Stock outstanding during the year. The effect of stock options is not dilutive in the computation of earnings per share.

         The Company has a phantom stock plan under which shares of "phantom stock" may be awarded to certain employees. A maximum of 250,000 shares may be awarded under the plan. Upon maturity of an award, shares of phantom stock are settled in cash equal to the market value of common shares at the maturity date plus the amount of cash dividends paid on an equal number of common shares over the life of the award. The awards generally vest over a five year period beginning five years after the award date and mature on the two year anniversary of the termination of the employee. In 1995, 50,000 shares of phantom stock were granted under the plan with related compensation expense of $26,000.

NOTE J  SUMMARY OF FAIR VALUES

         The method of determining fair values for investments in fixed maturity securities is discussed in Note F. For all other financial instruments, carrying value approximates fair value.

         The following table summarizes the carrying value and fair value of financial instruments:

                                            December 31
                                   1995                     1994
                          ---------------------------------------------
                          Carrying       Fair       Carrying     Fair
                           Value         Value       Value       Value
                          ---------------------------------------------
                                  (Thousands of dollars)
Financial Assets:
 Cash                     $ 1,637      $ 1,637       $ 1,497    $ 1,497
 Short-term investments   $14,848      $14,848       $17,678    $17,678
 Fixed maturity securities
  available-for-sale
  (Note F)                $31,942      $31,942       $10,133    $10,133
 Fixed maturity securities
  held-to-maturity
  (Note F)                $16,230      $16,429       $39,352    $37,370

Report of Independent Auditors

         ERNST & YOUNG LLP


         Board of Directors and Shareholders
         McM Corporation


         We have audited the accompanying consolidated balance sheets of McM Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McM Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


         Raleigh, North Carolina
         February 29, 1996

         ERNST & YOUNG

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following is a summary of quarterly results of operations for the years ended December 31, 1995 and 1994

- ------------------------------------------------------------------------------------------------------
                                                                March 31   June 30  Sept. 30   Dec. 31
- ------------------------------------------------------------------------------------------------------
                                                   (Thousands of dollars, except per share data)
1995
  Premiums                                                       $10,590   $10,778   $11,915   $12,418
  Investment Income, Less Investment Expense                         896       891       857       853
  Realized Gains                                                       0         0         0       123
  Losses and Expenses                                             10,927    11,173    11,974    13,287
  Net Income                                                         594       540       852       224
  Net Income Per Share                                             $0.13     $0.12     $0.18     $0.05


1994
  Premiums                                                       $10,335    $9,814   $10,202   $10,775
  Investment Income, Less Investment Expense                         914       966       890       914
  Realized Gains                                                       0        19       103         0
  Losses and Expenses                                             11,041    10,485    10,910    11,514
  Net Income (Loss)                                                  414       430       312       198
  Net Income (Loss) Per Share                                       0.09      0.09      0.07      0.04

OFFICERS AND DIRECTORS


OFFICERS                                DIRECTORS


George E. King                          Michael A. DiGregorio
President, Chief Executive              Vice President/Senior Trust Counsel
   Officer                              Wilmington Trust Company
                                        Wilmington, DE
Stephen L. Stephano
Executive Vice President &              George E. King
   Chief Operating Officer              President
                                        McM Corporation
                                        Raleigh, NC
Michael D. Blinson
Senior Vice President                   Laurence F. Lee, Jr.
   & Corporate Secretary                Retired
                                        Jacksonville, FL
Kevin J. Hamm
Vice President &                        Laurence F. Lee III
  Chief Financial Officer               President
                                        Plan Analysts, Inc.
Harold A. Strube                        Jacksonville, FL
Vice President &
  Assistant Corporate Secretary         Claude G. Sanchez, Jr.
                                        Private Investor
                                        Veguita, NM

                                        Stephen L. Stephano
                                        Executive Vice President
                                        McM Corporation
                                        Raleigh, NC

                                        R. Peyton Woodson
                                        President
                                        Enterprise Holdings Proprietary, Inc.
                                        Raleigh, NC

CORPORATE INFORMATION

McM CORPORATION CORPORATE OFFICE
702 Oberlin Road
P.O. Box 12317
Raleigh, North Carolina   27605
Telephone: (919)833-1600

REGISTRAR-TRANSFER AGENT
Wachovia Bank and Trust Company, N.A.
Winston-Salem, North Carolina

GENERAL COUNSEL
Ragsdale, Liggett & Foley, PLLC
Raleigh, North Carolina

INDEPENDENT AUDITORS
Ernst & Young LLP
Raleigh, North Carolina

FORM 10-K
Annual Report for the year ended December 31, 1995, has been filed with the Securities and Exchange Commission. A copy will be made available to shareholders without charge upon request. Please write to Corporate Secretary at the Corporation's Corporate Office.

ANNUAL MEETING
The Annual Shareholders' Meeting of McM Corporation will be held at the corporate offices of McM Corporation, 702 Oberlin
Road, Raleigh, North Carolina, on May 23, 1996, at 10:00 a.m.