Form 10-K, Exhibit 13
period 1996-12-31
MCM CORP
filed 1997-03-31
CIK 275710

                                                                      EXHIBIT 13



                           ANNUAL REPORT ON FORM 10-K

                             Item 14 (c) - Exhibits

                                       and

                   Item 14 (d) - Financial Statement Schedules

                          Year Ended December 31, 1996

                        McM CORPORATION AND SUBSIDIARIES

SCHEDULE 1 -- SUMMARY OF INVESTMENTS
McM CORPORATION AND SUBSIDIARIES
December 31, 1996



                                                                                    AMOUNT
                                                                                   SHOWN ON
                                                                      MARKET       BALANCE
          TYPE OF INVESTMENT                              COST        VALUE         SHEET
          ------------------                              ----        -----         -----
                                                                     (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale
Bonds
  Mortgage-backed securities                             $18,824      $18,999      $18,999
  U.S. Government, government
    agencies and authorities                              17,449       17,371       17,371
  Public utilities and other bonds                           665          503          503
                                                         -------      -------      -------

          Total Fixed Maturities Available for Sale       36,938       36,873       36,873

Short-term investments                                    14,061       14,061       14,061

                                                         -------      -------      -------
          Total Securities Available-for-Sale             50,999       50,934       50,934

Held-to-Maturity
  U.S. Government, government
    agencies and authorities                               5,745        5,799        5,745
  States, municipalities and political
    subdivisions                                             193          223          193

                                                         -------      -------      -------
          Total Securities Held To Maturity                5,938        6,022        5,938

                                                         =======      =======      =======
          Total Investments                              $56,937      $56,956      $56,872
                                                         =======      =======      =======

SCHEDULE 2 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
McM CORPORATON (PARENT COMPANY)


(Thousands of dollars)
                                                                           December 31
                                                                       1996          1995
                                                                       ----          ----
ASSETS
   Fixed maturities available-for-sale                               $     0       $    95
   Short term investments                                                 30             0
   Cash                                                                  107           101
   Other assets                                                           80           118
                                                                     -------       -------

                                                                         217           314

   Investments in wholly-owned subsidiaries
     at equity *                                                      24,005        25,189
                                                                     -------       -------
                                               TOTAL ASSETS          $24,222       $25,503
                                                                     =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Accrued expenses                                                  $ 1,562       $ 1,509
   Income taxes payable to wholly-owned subsidiaries *                   387           205
   Payable to wholly-owned subsidiaries *                                618           549
                                                                     -------       -------
                                          TOTAL LIABILITIES            2,567         2,263

Shareholders' Equity:
   Common stock                                                        4,678         4,675
   Additional paid-in capital                                          1,489         1,477
   Unrealized (loss) gain on securities available-for-sale
      (including unrealized gain on securities
      held by subsidiaries: 1996 - $78 ; 1995 - $570)                    (65)          465
   Retained earnings                                                  15,553        16,623
                                                                     -------       -------

              TOTAL SHAREHOLDERS' EQUITY                              21,655        23,240
                                                                     -------       -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $24,222       $25,503
                                                                     =======       =======

* Eliminated in consolidation
See notes to condensed financial information.

SCHEDULE 2 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF OPERATIONS
McM CORPORATON (PARENT COMPANY)

(Thousands of dollars)
                                                                                                   Year Ended December 31
                                                                                               1996           1995        1994
                                                                                               ----           ----        ----
INCOME
   Administrative charges to subsidiaries * - Note B                                          $ 650       $   650       $1,200
   Realized investment income                                                                     8             5           10
   Other income                                                                                   0             0            1
                                                                                              -----       -------       ------

                                                                                                658           655        1,211

General and administrative expenses                                                             893           680          866
                                                                                              -----       -------       ------

                                        (LOSS) INCOME BEFORE TAXES, AND EQUITY IN
                                      UNDISTRIBUTED (LOSS) INCOME OF SUBSIDIARIES              (235)          (25)         345

Income taxes ( benefits)                                                                       (140)            8           79
                                                                                              -----       -------       ------

                                     (LOSS) INCOME BEFORE EQUITY IN UNDISTRIBUTED
                                                    (LOSS) INCOME OF SUBSIDIARIES               (95)          (33)         266

Equity in undistributed (loss) income of subsidiaries                                          (693)        2,243        1,088
                                                                                              -----       -------       ------

                                                                        NET (LOSS) INCOME     ($788)      $ 2,210       $1,354
                                                                                              =====       =======       ======


* Eliminated in consolidation.

See notes to condensed financial information.

SCHEDULE 2 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
McM CORPORATON (PARENT COMPANY)


(Thousands of dollars)
                                                                                              Year Ended December 31
                                                                                         1996          1995          1994
                                                                                         ----          ----          ----
OPERATING ACTIVITIES
  Net Income (Loss)                                                                     ($ 788)      $ 2,210       $ 1,354

  Adjustments to reconcile net income (loss) to net cash provided by
     (used by) operating activities:
   Depreciation                                                                              4             4            12
   Equity in loss (income) of subsidiaries                                                 693        (2,243)       (1,088)
   Other assets                                                                             33            (7)          227
   Other liabilities                                                                        53           (72)         (617)
   Provisions for income taxes                                                             182           126           114
   Income taxes payable to wholly-owned subsidiaries                                        69             6           (17)
                                                                                       -------       -------       -------

                                  CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES          246            24           (15)

INVESTING ACTIVITIES
   Disposals of fixed maturities                                                            57             0             0
   Decrease in short-term investments                                                      (30)            0             0
                                                                                       -------       -------       -------
                                                CASH USED BY INVESTING ACTIVITIES           27             0             0
FINANCING ACTIVITIES
   Employee stock purchases                                                                 15             0             0
   Cash dividend paid                                                                     (282)            0             0
                                                                                       -------       -------       -------
                                              CASH (USED BY) FINANCING ACTIVITIES         (267)            0             0
                                                                                       -------       -------       -------

                                                      INCREASE (DECREASE) IN CASH      $     6            24       ($   15)
                                                                                       =======       =======       =======




See notes to condensed financial information

SCHEDULE 2 -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NOTES TO CONDENSED FINANCIAL INFORMATION
McM CORPORATION (PARENT COMPANY)


The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and notes thereto of McM Corporation and Subsidiaries.


NOTE A -- Significant Accounting Policies

         In the parent company financial statements, the Company's investments in wholly-owned subsidiaries are stated at cost plus equity in undistributed earnings of the subsidiaries. McM is actively engaged through certain of its subsidiaries in the property and casualty insurance business.

NOTE B -- Administrative Charges

         McM is compensated by its subsidiaries in the form of management fees for providing management support, planning assistance, financial reporting and investment services.

SCHEDULE 3 - REINSURANCE
McM CORPORATION AND SUBSIDIARIES
Year Ended December 31, 1996, 1995, and 1994





                                                 Premiums Earned
                                   ---------------------------------------------
                                                                                   Percentage
                                               Ceded to     Assumed                 of Amount
                                   Direct       Other     From Other       Net       Assumed
(Thousands of dollars)             Amount     Companies     Parties      Amount       to Net
                                   ------     ---------     -------      ------       ------


YEAR ENDED DECEMBER 31, 1996      $63,163      $21,714      $10,405      $51,854     20.07%
                                  =======      =======      =======      =======     =====



YEAR ENDED DECEMBER 31, 1995      $63,731      $23,901      $ 5,871      $45,701     12.85%
                                  =======      =======      =======      =======     =====



YEAR ENDED DECEMBER 31, 1994      $65,572      $25,720      $ 1,274      $41,126      3.10%
                                  =======      =======      =======      =======     =====

SCHEDULE 4 - VALUATION AND QUALIFYING ACCOUNTS
McM CORPORATION AND SUBSIDIARIES


(Thousands of dollars)
                                                                                      ADDITIONS
                                                                              ------------------------
                                                                                   (1)         (2)
                                                                               Charged to    Charged to
                                                                Balance at    (Recovery of)    Other                     Balance at
                                                                Beginning      Costs and     Accounts-    Deductions-        End
                    DESCRIPTION                                 of Period       Expenses     Describe       Describe      of Period
                                                                ---------       --------     --------       --------      ---------
YEAR ENDED DECEMBER 31, 1996
  Deducted from asset account:
    Allowance for uncollectible accounts                           $  345         $  30          $0         $  0            $  375
                                                                   ======         =====          ==         ====            ======

  Included as liability account:
    Allowance for bad debts on liquidated reinsurers               $1,060         ($150)         $0         $752(1)         $  158
                                                                   ======         =====          ==         ====            ======


YEAR ENDED DECEMBER 31, 1995
  Deducted from asset account:
    Allowance for uncollectible accounts                           $  315         $  30          $0         $  0            $  345
                                                                   ======         =====          ==         ====            ======

  Included as liability account:
    Allowance for bad debts on liquidated reinsurers               $1,349         $ 103          $0         $392(1)         $1,060
                                                                   ======         =====          ==         ====            ======


YEAR ENDED DECEMBER 31, 1994
  Deducted from asset accounts:
    Allowance for uncollectible accounts                           $  412         ($ 97)         $0         $  0            $  315
                                                                   ======         =====          ==         ====            ======

  Included as liability account:
    Allowance for bad debts on liquidated reinsurers               $2,095         ($ 41)         $0         $705(1)         $1,349
                                                                   ======         =====          ==         ====            ======


(1) Write-off of paid recoverable balances for insolvent/liquidated reinsurers against provision established.

SCHEDULE 5 - SUPPLEMENTAL INSURANCE INFORMATION
PROPERTY/CASUALTY INSURANCE SUBSIDIARIES
YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994



(Thousands of dollars)
                   RESERVES                                            CLAIMS AND CLAIM
                      FOR                                            ADJUSTMENT EXPENSES
                    UNPAID   DISCOUNT                                INCURRED RELATED TO  AMORTIZATION
        DEFERRE     CLAIMS    IF ANY                                 -------------------  OF DEFERRED     PAID CLAIMS
         POLICY   AND CLAIM  DEDUCTED                                  (1)       (2)        POLICY         AND CLAIM
      ACQUISITION ADJUSTMENT    IN     UNEARNED  EARNED  INVESTMENT  CURRENT    PRIOR     ACQUISITION     ADJUSTMENT    PREMIUMS
         COSTS     EXPENSES  RESERVES  PREMIUMS PREMIUMS   INCOME      YEAR      YEAR       COSTS          EXPENSES      WRITTEN
      ----------- ---------- --------- -------- -------- ----------  -------    -----     -----------     -----------    --------

YEAR ENDED DECEMBER 31:

Net of Reinsurance
------------------
1996     $3,992     $26,532     --    $13,857   $51,854   $3,151     $37,651   $1,559       $9,116         $42,675       $53,420

1995      3,343      29,997     --     12,291    45,701    3,492      31,282     (248)       7,141          39,452        46,663

1994      3,235      38,415     --     11,329    41,126    3,674      29,106       18        6,098          42,334        38,020



Gross of Reinsurance
--------------------
1996     $3,992     $55,300     --    $17,925   $73,568   $3,151     $52,711   ($ 930)      $9,116         $62,633       $74,259

1995      3,343      66,152     --     17,234    69,602    3,492      45,395      660        7,141          71,403        72,025

1994      3,235      80,886     --     14,811    66,846    3,674      46,262     (774)       6,098          64,981        65,547

                                 McM CORPORATION

                          ANNUAL REPORT TO SHAREHOLDERS

                               FOR THE YEAR ENDED

                                DECEMBER 31, 1996

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





Contents
--------------------------------------------------------------------------------

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
                        Corporate Information

Selected Financial Data

-----------------------------------------------------------------------------------------------------------------
McM CORPORATION AND SUBSIDIARIES                   1996          1995        1994           1993          1992
-----------------------------------------------------------------------------------------------------------------
                                                          (Thousands of dollars, except per share data)

Assets                                          $112,870      $126,568     $137,665      $158,984       $187,006
Liabilities                                       91,215       103,328      117,258       139,262        167,500
Retained earnings                                 15,553        16,623       14,413        13,059         13,354
Shareholders' equity                              21,655        23,240       20,407        19,722         19,506
Net premiums earned                               51,854        45,701       41,126        51,043         53,889
Net investment income                              3,159         3,497        3,684         5,298          6,564
Realized investment gains                             40           123          122         1,797            666
Total revenue                                     55,698        49,571       45,304        58,293         61,291
(Loss) income from continuing operations            (788)        2,210        1,354          (295)        (3,764)
(Loss) income from discontinued operations             0             0            0             0             31
Net (loss) income                                   (788)        2,210        1,354          (295)        (3,733)



Per share data:
  Shareholders' equity                          $   4.63      $   4.97     $   4.37      $   4.22       $   4.17
  (Loss) income from continuing operations      $  (0.17)         0.47         0.29         (0.06)         (0.81)
  Net (loss) income                             $  (0.17)         0.47         0.29         (0.06)         (0.80)
  Cash dividends                                $   0.06          0.00         0.00          0.00           0.00




Common Stock
-------------------------------------------------------------------------------


                  McM Corporation Common Stock is traded on the national over-the-counter securities market, under the NASDAQ symbol, McMc.

                  The number of record shareholders of McM Corporation is 883 as of December 31, 1996.

                  The table below sets forth by quarters, for the years 1996 and 1995, the range of the high and low bid prices of McM Corporation's Common Stock as reported in The Wall Street Journal. Dividends of $.02 per share were paid for the second, third, and fourth quarters. See Management's Discussion and Analysis and Note B to the consolidated financial statements for information regarding restrictions on the ability of McM's subsidiaries to transfer funds to McM and discussion regarding nonpayment of dividends.


                                                                 1996                    1995
                                                          High         Low         High         Low
                  ------------------------------------------------------------------------------------
                  First Quarter                         $4 3/4       $3 1/2      $2 7/8       $2 1/2
                  Second Quarter                         6 1/8        5 1/2       3 1/8        2 3/4
                  Third Quarter                          5 7/8        5 1/4       3 1/2        2 3/4
                  Fourth Quarter                         5 3/4        5 1/4       4 7/8        3 1/2
                  ------------------------------------------------------------------------------------

                             REPORT TO SHAREHOLDERS

         McM Corporation's results for the year 1996 showed a loss of $788,000. The loss experienced in the property and casualty operations is primarily attributable to higher claims severity in the commercial automobile liability line of business and increased claims frequency in other ongoing lines of business throughout the year 1996. The level of claims severity experienced in the fourth quarter of 1996 in the commercial automobile liability business was the highest level experienced in this line of business in the past sixteen quarters. We do not expect a continuation of this unusual level of severity.

         The Company, after a thorough analysis of fourth quarter and 1996 results and related experience levels, strengthened overall loss reserves by approximately $3.5 million. Although this action significantly impacted results for the current year, we believe it was prudent and appropriate under the circumstances and certainly positions the Company for improved results in the future.

         Consolidated revenues for the year 1996 were $55,698,000 compared to $49,571,000 for the same period in 1995. This increase in consolidated revenues reflects growth in the private passenger automobile line of business and reduction in the premiums being ceded to the Company's reinsurers. The Company continues to place its reinsurance with high quality and financially sound reinsurers which specialize in commercial and private passenger automobile coverages.

         The gross investment income of the Company was $3,616,000 for the year 1996 compared to $3,971,000 for the year 1995. This decline of $355,000 in investment income results from a decrease in invested assets. Consolidated assets at December 31, 1996, totalled $112,870,000 compared to $126,568,000 at December 31, 1995. The decrease in consolidated assets can be primarily attributed to the continued settlement of claims related to the discontinued lines of business and the acceleration of claims settlement for ongoing lines of business. Consolidated liabilities at December 31, 1996, totalled $91,215,000 compared to $103,328,000 for the year 1995. This $12.1 million decline in liabilities of the Company reflects the settlement of claims on the discontinued business and the acceleration of claims payments.

         As set forth in previous reports to Shareholders, the McMillen Trust, which owns 66% of the outstanding stock of McM Corporation, filed a petition on behalf of the Trust's beneficiaries in the Chancery Court of Delaware on December 2, 1986, seeking relief from the requirement of the Trust that the Trust own at least 65% of the shares of McM Corporation. The Court, on December 10, 1987, decided that the Trust must divest itself of its ownership of the shares of McM Corporation and invest the proceeds in a diversified portfolio for the benefit of present and future beneficiaries of the Trust. In April 1993, the Court granted the petition of the Wilmington Trust Company, Trustee of the McMillen Trust, for a clarification of existing orders to make clear, among other things, that the timing and terms of any such disposition or sale of the Trust's shares shall be determined in the sound discretion of the Trustee.

         McM Corporation on February 4, 1997, announced that the Trustee of the McMillen Trust, then holder of 65.9% of the stock of McM Corporation, had informed the Company that the Trustee had granted to McM Acquisition Corporation an option to purchase all of the Trust's shares at $6.20 per share, such option to expire March 1, 1998. The announcement further stated that McM Acquisition Corporation was controlled by a private investor and real estate developer, Mr. M. Roland Britt, who has filed a Form 13D with the Securities and Exchange Commission which shows that the possible purchase of the Trust's shares is subject to the ability of McM Acquisition Corporation to obtain the necessary financing as well as North Carolina Department of Insurance and other regulatory approvals. The announcement included the statement that McM Corporation is not a party to the option agreement and cannot predict whether McM Acquisition Corporation will exercise its option or would be able to obtain the required approvals and financial arrangements.

         McM Corporation further announced on February 4, 1997, that in a separate, independent action, the Company had already agreed to provide McM Acquisition Corporation confidential access to the Company records and information to enable McM Acquisition Corporation to conduct due diligence reviews and to pursue appropriate financial arrangements for a possible acquisition of all of McM Corporation's shares, such agreement to expire May 31, 1997. The announcement further stated that McM Corporation had granted McM Acquisition Corporation an exclusive period during which McM will continue its policy of not soliciting acquisition offers.

         As reported to you in previous reports the McM Board of Directors has discontinued its efforts to sell the remaining companies in the McM Group of Companies. The Board has also continued the services of PaineWebber, Inc. in the role of financial advisor to the McM Group of Companies. Management continues to believe that the progress made thus far has placed the property and casualty companies in a position to grow profitably in spite of the current highly competitive market atmosphere and the loss in 1996.

         The discontinuance of the sale process has allowed management to concentrate its focus on increasing shareholder value. All aspects of the property and casualty coverages written by the Companies are continually being evaluated in order to appropriately react to the rapidly changing marketplace. This continuing evaluation enables management to more timely move its operating systems to advanced and leading edge technologies thereby providing competitive products and services to our policyholders and agents.

         The investment portfolios of Occidental Fire & Casualty Company and Wilshire continue to be comprised almost entirely of high quality government securities. These conservative investments generally produce lower investment yields. However, the liquidity provided in these conservative portfolios ensures that policyholders' claims are paid in a timely manner. The McM Group has no investments in real estate. The stock of Wilshire Insurance Company, the wholly owned subsidiary of Occidental Fire, is the only stock investment in the investment portfolios of the insurance companies.

         As reported in previous annual reports to you, insurance regulators and other non-governmental insurance rating entities continue their intensive oversight of an insurance company's financial health and operating activities. This is exemplified by the adoption and implementation of Risk-Based Capital standards for all property and casualty insurance companies by the National Association of Insurance Commissioners in 1994. McM's property and casualty insurance subsidiaries' capital positions and other indicators of financial solvency continue to be well in excess of any regulatory action thresholds defined in the Risk-Based Capital framework.

         The Board of Directors, on a quarterly basis, carefully reviews the financial position of the Company to determine the advisability of the payment of a cash dividend to shareholders. During the year 1996 McM declared and paid three quarterly dividends of $.02 per share to its shareholders. However, in light of McM's results for the fourth quarter of 1996 and after careful consideration of all other relevant factors, the Board of Directors decided to forgo a quarterly dividend payable in the first quarter of 1997. The Board of Directors will continue to evaluate all relevant factors in the determination of future dividend payments.

         In summary, we are very disappointed with the overall results for the year 1996. The level of claims severity and claims frequency has been thoroughly reviewed. Management is now satisfied that these unusual claims patterns constitute an aberration and that the property and casualty companies' existing underwriting practices and claims procedures are performing properly. Also, after an analysis of fourth quarter and 1996 results and current reserve levels, it was deemed prudent to strengthen overall loss reserves by approximately $3.5 million. We are confident that the actions taken will ensure the continuation of the positive trends that have emerged over the last several years in the Company and will result in overall profitability in 1997. Management continues to believe that, in spite of the results for the year 1996 and the limited capital position, the McM Group of Companies is well positioned to continue improving the financial position and profitability of the Company and enhancing shareholder value.



                                    George E. King
                                    Chief Executive Officer and Chairman




                                    Stephen L. Stephano
                                    President and Chief Operating Officer

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

         Occidental Fire & Casualty Company of North Carolina actively markets local, intermediate and long haul coverages in seventeen states utilizing fourteen managing general agents. Non-standard auto coverages are marketed through Occidental's branch office located in Scottsdale, Arizona, and one managing general agent. The majority of the commercial auto premium volume is produced through the Company's annual bill program.

         The insureds of the Wilshire Insurance Company are served by the Marketing and Service Center located in Lancaster, California, and four managing general agents supervised by the home office. The California marketing unit deals directly with selected local retail agents in the West Coast truck marketplace utilizing a specialized monthly direct bill policy. The managing general agents market intermediate and long haul coverages through an annual bill program.

         The home office located in Raleigh, North Carolina, provides general management for both Occidental Fire & Casualty and Wilshire Insurance Company operations including the corporate staff for claims, accounting, legal, data processing, human resources and investment functions. Also located in the home office are the marketing, underwriting and service functions for all commercial automobile business written through managing general agents.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
McM Corporation and Subsidiaries

REVIEW OF OPERATIONS

         McM Corporation reported a consolidated net loss for 1996 of $788,000 or $.17 per share compared to net income of $2,210,000 or $.47 per share for 1995 and net income of $1,354,000 or $.29 per share for 1994. Consolidated results for 1996 were significantly affected by an unusually high level of claims severity, particularly during the fourth quarter, in the property and casualty operation's commercial automobile liability line of business. Consolidated results were also affected by increased frequency in its other insurance coverages throughout 1996. The Company, as a result of this unfavorable underwriting experience, strengthened overall reserves by approximately $3.5 million at year end 1996.

         Consolidated results for 1995 and 1994 showed a trend of improving loss ratios and overall underwriting results when compared to previous years. Consolidated results for 1994 were favorably impacted by the reduction of administrative expenses related to a legal action against McM in connection with the final disposition of its life insurance operations in 1991, in which action McM was ultimately successful.

         Consolidated revenues increased approximately 12.4% in 1996 compared to 1995 following an increase of 9.4% in 1995 when compared to 1994. This trend of increasing revenues reversed the declines experienced in 1994 and 1993 and reflects the Company's ongoing commitment to continued moderate growth in property & casualty insurance premiums. Consolidated revenues showed decreases of approximately 22.3% and 4.9% in 1994 and 1993, respectively.

         Net earned property and casualty insurance premiums for 1996 were $51.9 million compared to $45.7 million in 1995 and $41.1 million in 1994. As mentioned above, this trend in increasing net premium revenue reflects management's commitment to moderate premium growth in the insurance coverages it offers. Gross written premium in the Company's commercial auto lines of business, which comprised approximately 79.9% of gross written premiums in 1996, showed a slight decrease of approximately 1.4% to $59.3 million when compared to 1995. Gross production of the Company's private passenger auto coverages in 1996, comprising 20.1% of gross written premiums in 1996, showed an increase of 26.1% to $14.9 million when compared to 1995. The decrease in commercial auto premiums during 1996 reflects market conditions which have become increasingly more competitive and price sensitive. The growth in private passenger auto premiums over the last two years shows the Company's commitment to diversify its premium portfolio. The overall increases in premium writings seen in 1995 and 1996 follows self induced reductions in 1994 and 1993. During 1994 and 1993 the Company eliminated unprofitable business in targeted markets and took measures to improve the performance of its agency force including terminating relations with three managing general agents who had been producing unprofitable commercial automobile business. During this period the Company also established mechanisms to help control future premium growth.

         To help control premium growth, management increased the level of premiums ceded to the Company's reinsurers by entering into quota share reinsurance arrangements for its commercial auto liability and private passenger automobile coverages. In 1996, the Company maintained a 30% quota share reinsurance arrangement on its private passenger business (reduced from 40% in 1995) and a 5% quota share arrangement, which was reduced in 1995 from 10% in 1994, on its commercial automobile liability business retained after excess of loss reinsurance coverage. The level of quota share participation necessary to help control premium growth is reviewed annually by management.

         The reduction in total revenues in 1994 mentioned above was also impacted by a $1.6 million decline in net investment income, excluding realized investment gains. The decline in net investment income for 1994 was attributed to an overall reduction of $16.0 million or 19.3% in invested balances. Net investment income showed moderate decreases of $338,000 and $187,000 in 1996 and 1995, respectively. Invested balances decreased $6.1 million or 9.7% in 1996 when compared to 1995. Realized investment gains of $40,000 are included in 1996 revenues compared to $123,000 in 1995 and $122,000 in 1994.

         Prior to 1989, property and casualty insurance writings focused on liability, cargo and physical damage coverages associated with the transportation market with a primary emphasis on commercial trucking insurance. To diversify its premium distribution, Occidental Fire & Casualty entered the nonstandard personal auto market in 1989. The Company's plan for premium diversification has continued as the proportionate share of private passenger auto business increased to approximately 20.1% of gross written property and casualty premium in 1996 compared to 16.5% and 11.0% in 1995 and 1994, respectively. During 1994 and 1993, management re-engineered the underwriting controls for this portion of the Company's business. This re-engineering effort contributed to a decrease in private passenger written premiums in 1994 as management kept production at minimum levels while new rates, underwriting guidelines and personnel with extensive experience in the complexities of this market were integrated into this book of business.

          Over the last several years the Company also placed a heavy emphasis on improving the profitability of the Company's commercial truck business. In 1994 and 1995 management implemented strategies to help reduce overall loss ratios and improve the product mix within this portion of the Company's business. Underwriting results for cargo (inland marine) and auto physical damage coverages have been historically more profitable than commercial auto liability coverages because claim costs for property coverages are easier to determine and claims are settled more rapidly. Commercial auto written premiums comprised 79.9% of gross written property & casualty premium in 1996 compared to 83.5% and 89.0% in 1995 and 1994, respectively. The percentage of cargo and commercial auto physical damage premiums to total commercial auto premiums increased to 29.9% in 1996 compared to 26.6% and 23.3% in 1995 and 1994, respectively.

         Net investment income included in consolidated revenues was $3.2 million in 1996, $3.5 million in 1995 and $3.7 million in 1994. The decline in investment income is primarily the result of reductions in invested asset balances and overall lower investment yields. The decrease in invested balances is attributed to the continued settlement of claims related to discontinued lines of business and the acceleration of claims settlement relating to ongoing lines of business. Overall, liabilities decreased 11.7% or $12.1 million during 1996 when compared to 1995 and have been reduced by $26.0 million since 1994.

         As mentioned previously, realized investment gains have not materially changed over the last three years. These gains totalled $40,000, $123,000 and $122,000 for 1996, 1995 and 1994, respectively. At December 31, 1996, the market value of the total long-term fixed income portfolio was $19,000 less than amortized cost and $84,000 greater than its carrying value. The unrealized gain of $84,000 relates to those investments the Company intends to hold to maturity. The full value of these securities will be realized as they mature (see Note F to the consolidated financial statements). At December 31, 1995, the market value of the fixed income portfolio was $664,000 greater than its amortized cost and $199,000 greater than its carrying value.

         The overall ratio of net loss and settlement expenses to net premiums earned was 75.6% for 1996 compared to 67.9% for 1995 and 70.8% for 1994. As mentioned previously, the Company experienced an unusually high level of claims severity, mostly in the fourth quarter of 1996, in the property and casualty operation's commercial automobile liability line of business. In addition, property and casualty operations experienced increased frequency in its other lines of business including private passenger auto liability and commercial and private passenger auto physical damage coverages throughout 1996. These factors resulted in the strengthening of overall reserves for the 1996 accident year by approximately $3.5 million, net of reinsurance, at December 31, 1996. This reserve strengthening included $1.2 million for commercial auto liability, $1.5 million for commercial auto physical damage and approximately $800,000 for private passenger auto coverages. Upon underwriting reviews of individual policy and claim files, management firmly believes its underwriting practices are solid and does not anticipate the continuation of the claims severity experienced in commercial automobile liability.

   Net losses and settlement expenses incurred in 1996 also includes adverse development of approximately $1.6 million on reserves of prior accident years. This development includes adverse reserve development of approximately $572,000 in private passenger auto liability reserves, $1.2 million in private passenger and commercial physical damage and inland marine reserves and $613,000 related to discontinued lines of business $382,000 of which relates to workers compensation reserves. This adverse development, which totals $2.4 million, was partially offset by favorable reserve development of $800,000 in the commercial auto liability line of business.

    The ratio of net loss and settlement expenses to net premiums earned for 1995 and 1994 reflected improved underwriting results and favorable or minimal adverse development on reserves of prior accident years.

         The Company's ratio of underwriting, acquisition and administrative expenses to net earned premium ("expense ratio") continued to reflect the declining trend seen over the last three years. Increased production levels discussed previously, coupled with budgetary control and reduction measures emphasized by management, have contributed to this declining trend. The expense ratio for 1996 declined 2.4 percentage points to 33.3% when compared to the expense ratio of 1995. The expense ratios for 1995 and 1994 were 35.7% and 36.1%, respectively.

         As discussed previously, the Company maintained a 30% quota share reinsurance treaty on its private passenger auto business in 1996. This reinsurance treaty was entered into in 1993 to help reduce the Company's statutory net writings to surplus ratio and to help control future premium growth in that market. This treaty was subsequently reduced by 10% in 1996 from a 40% cession rate to the current 30% rate. A portion of the Company's retained commercial auto liability business was originally included in this treaty but was eliminated in 1996. The Company also maintained a 5% quota share reinsurance treaty on its net retained commercial auto liability business in 1996 and 1995 (10% for 1994). Management annually evaluates the necessity and levels of these quota share arrangements and makes adjustments when appropriate.

         The Company utilizes a reinsurance intermediary with which it has a long term relationship to assist in the development, placement and maintenance of the Company's reinsurance program. The Company's current reinsurance program has been placed with high quality and financially sound reinsurers specializing in personal and commercial auto business. The creditworthiness of the Company's reinsurers are continually reviewed by management and the intermediary. The majority of the Company's reinsurance is placed through the London reinsurance market. Participating reinsurers are generally very large international reinsurers with capital and surplus in excess of $100 million and hold ISI or S&P ratings of BBB or better. Participating Lloyds syndicates are well regarded syndicates which have been approved by the National Association of Insurance Commissioners ("NAIC"). The Company's U.S. reinsurers are all rated A- or higher by A.M. Best. For those reinsurers not admitted by the Company's state of domicile, collateral is secured for the exposure ceded to them in the form of letters of credit or other reinsurer funds held by the Company. This collateral would minimize the impact of a potential reinsurer insolvency on the Company's operations. A schedule of the Company's reinsurers whose balances are approximately 10% of McM's shareholders' equity or greater is provided below:

                                          Ceded
             Reinsurer              Balances Receivable
             ---------              -------------------
                                  (Thousands of dollars)

         Lloyds of London                $ 9,247
         CNA International                 4,780
         Unionamerica                      4,676
         Zurich Re                         3,481
         AXA Reassurance                   2,836
         All other                        11,558
                                         -------
            Total                        $36,578

         The allowance for bad debts on liquidated reinsurers relating to discontinued property and casualty programs was decreased by $150,000 in 1996, increased by $103,000 in 1995 and decreased by $41,000 in 1994. Other than a $2.5 million litigation settlement in 1993, overall exposure to losses associated with discontinued property and casualty business has decreased significantly over the last several years and has not had a material impact on operations since 1990.

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

         Amortization of deferred policy acquisition costs from continuing operations was $9.1 million in 1996, compared to $7.1 million in 1995 and $6.1 million in 1994. Direct and assumed premiums written increased by $2.2 million in 1996 and $6.5 million in 1995, resulting in an increase in the related amortization of deferred policy acquisition costs. Conversely, a reduction in direct and assumed premium written of $7.2 million in 1994 resulted in a decrease in the related deferral and amortization of policy acquisition costs.

INCOME TAXES

         McM Corporation files a consolidated tax return. The Company had cumulative net operating loss tax carryforwards of approximately $88.0 million as of December 31, 1996 (see Note D to the consolidated financial statements). Subject to certain limitations and alternative minimum tax considerations, future operations can earn up to the amount of these loss carryforwards without being subject to federal income taxation.

LIQUIDITY AND CAPITAL RESOURCES

         By statute, the majority of the Company's investments are required to be held in investment grade securities which provide ample protection for both the policyholder and the shareholder. Significant amounts of short-term investments are held to meet the liquidity needs of the property and casualty insurance operations.

         As shown in the Consolidated Statements of Cash Flows, the Company experienced negative cash flows from operations on a consolidated basis of $4.4 million in 1996 compared to $4.0 million in 1995 and $14.6 million in 1994. The main source of the Company's cash flows is derived from its property and casualty subsidiaries.

         The Company's property and casualty subsidiaries experienced consolidated negative cash flows of $683,000, $2.7 million and $19.2 million in 1996, 1995 and 1994, respectively. The negative cash flows for the property and casualty operations can be primarily attributed to the settlement of claim liabilities, including settlements on discontinued run-off business and the decreased premium production levels, a primary source of long and short-term liquidity, in 1994 and 1993. The reduction in written premiums during 1994 and 1993 was a result of management's successful strategy to reduce premium writings in unprofitable markets and to reduce the Company's net writings to surplus ratio. As previously mentioned, the property and casualty companies have experienced moderate growth in premium writings in each of the last two years. Management expects this increasing trend to continue in 1997, which trend should provide further improvement in the property and casualty operations cashflows. Liabilities for losses and loss settlement expenses and policyholder liabilities decreased $10.8 million in 1996, $12.5 million in 1995 and $19.7 million in 1994.

         Short-term investment balances remained relatively stable during 1996, declining $700,000 to $14.1 million at December 31, 1996, compared to $14.8 million at December 31, 1995. As mentioned above, the Company maintains fairly significant levels of short-term investments to meet its liquidity needs. Total consolidated cash and invested assets at December 31, 1996, were approximately $58.6 million compared to $64.6 million at the end of 1995. The decline in cash and invested assets during 1996 is primarily attributed to maturities of long-term investments which were absorbed by operations as discussed above. Management believes the current level of cash and short-term balances, as well as anticipated sources of cash in 1997, are more than adequate to meet projected expenditures during the next year and that the long-term investment portfolio is structured to meet the Company's long-term liquidity needs.

         At December 31, 1995, securities with an amortized cost of $25.8 million previously classified as held-to-maturity were transferred to the available-for-sale portfolio. As a result of this transfer, unrealized gains of $298,000 were recognized in the unrealized appreciation component of shareholders' equity. This transfer was made to provide the Company greater flexibility in managing its portfolio and was done in accordance with the implementation guidance issued in November 1995 by the staff of the Financial Accounting Standards Board.

         Of the total cash and invested assets at December 31, 1996, approximately 62.9% or $36.9 million were comprised of fixed maturities available-for-sale and 10.1% or $5.9 million were classified as securities held-to-maturity. Cash and short-term investments totalling $15.8 million comprised the remaining 27.0% of the investment portfolio. At December 31, 1995, approximately 49.4% or $31.9 million of cash and invested assets were comprised of fixed maturities available-for-sale, 25.1% or $16.2 million were recorded as securities held-to-maturity and 25.5% or $16.5 million represented cash and short-term investments. The fixed maturity portfolio has a range of expected maturities which, as mentioned previously, management believes are adequate to meet long-term liquidity needs. The total market value of fixed maturity investments was $42.9 million and $48.3 million at December 31, 1996, and 1995, respectively. These market values were comprised fixed maturities available-for-sale totalling $36.9 million and $31.9 million and Fixed maturities held-to-maturity totalling $5.9 million and $16.4 million at December 31, 1996 and 1995, respectively

         Statutory capital positions of the property and casualty insurance companies are closely monitored by the Company. In addition, the NAIC adopted Risk-Based Capital ("RBC") requirements for property and casualty insurance companies in December 1993 to be applied to annual statutory financial statements beginning December 31, 1994. Annual statutory financial statements are filed with state insurance regulators on or before March 1 following each year's end.

         RBC was developed to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy and other business environmental factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific ratios are classified within certain levels, each of which requires specific corrective action. The ratios of total adjusted capital to authorized control level RBC for McM's property and casualty insurance subsidiaries are in excess of any regulatory action thresholds defined by the NAIC.

         Combined statutory capital and surplus of the property and casualty subsidiaries decreased $916,000 to $18.2 million at December 31, 1996, compared to $19.2 million at December 31, 1995.

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

         At December 31, 1996, consolidated shareholders' equity was $21.7 million, a decrease of 6.8% when compared to $23.2 million at December 31, 1995. The Company's main source of funds from which dividends are paid to its shareholders is its insurance subsidiaries which are subject to certain restrictions as to the amount of dividends that can be paid in a given year. These restrictions are discussed in Note B to the consolidated financial statements. During 1996 the Company paid three quarterly dividends of $.02 per share. Upon careful consideration of all relevant factors, including the net loss reported in the fourth quarter of 1996, McM's Board of Directors decided to forego a quarterly dividend payable im the first quarter of 1997. The Board of Directors will continue to carefully consider all relevant factors in determining the payment of dividends in the future.

Consolidated Balance Sheets

-------------------------------------------------------------------------------------------------------------------------
                                                                                                       December 31
McM CORPORATION AND SUBSIDIARIES                                                                    1996          1995
-------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)

ASSETS

Invested assets:
  Fixed maturity securities available-for-sale, at fair value (cost: 1996 - $36,938;
      1995 - $31,477)                                                                             $ 36,873      $ 31,942
  Fixed maturity securities held-to-maturity, at amortized cost (fair value: 1996 - $6,022;
      1995 - $16,429)                                                                                5,938        16,230
  Short-term investments                                                                            14,061        14,848
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    56,872        63,020
Cash                                                                                                 1,776         1,637
Accrued investment income                                                                              803           840
Premiums receivable                                                                                  9,380         9,935
Reinsurance balances recoverable on:
      Paid losses and settlement expenses                                                            3,676         3,461
      Unpaid  losses and settlement expenses                                                        28,768        36,155
      Unearned premiums                                                                              4,068         4,943
Deferred policy acquisition costs                                                                    3,992         3,343
Equipment, at cost less accumulated depreciation (1996 - $1,699; 1995 - $1,437)                      1,331         1,105
Other assets                                                                                         2,204         2,129
-------------------------------------------------------------------------------------------------------------------------
                                                                                TOTAL ASSETS      $112,870      $126,568
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Reserves for losses and settlement expenses                                                    $ 55,300      $ 66,152
   Unearned premiums                                                                                17,925        17,234

   Other policyholder funds                                                                          6,580         7,247
   Amounts payable to reinsurers                                                                     3,089         5,008
   Accrued expenses and other liabilities                                                            8,321         7,687
-------------------------------------------------------------------------------------------------------------------------
                                                                                                    91,215       103,328

Commitments and contingencies - Notes A, B, C and H
Shareholders' equity:
   Common Stock, par value $1 per share - authorized 10,000,000 shares,
      issued and outstanding: 1996 - 4,678,183; 1995 - 4,675,038                                     4,678         4,675
   Additional paid-in capital                                                                        1,489         1,477
   Unrealized (loss) gain  on securities available-for-sale                                            (65)          465
   Retained earnings                                                                                15,553        16,623
-------------------------------------------------------------------------------------------------------------------------
                                                                  TOTAL SHAREHOLDERS' EQUITY        21,655        23,240
-------------------------------------------------------------------------------------------------------------------------
                                                  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $112,870      $126,568
=========================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Operations

--------------------------------------------------------------------------------------------------------------------
                                                                                     Year Ended December 31
McM CORPORATION AND SUBSIDIARIES                                                 1996          1995         1994
--------------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share data)

Revenues
   Premiums earned                                                            $ 73,568      $ 69,602      $ 66,846
   Premiums ceded                                                              (21,714)      (23,901)      (25,720)
                                                                              ------------------------------------
   Net premiums earned                                                          51,854        45,701        41,126

   Investment income, less investment expense (1996 - $457; 1995 - $474;
      1994 - $459)                                                               3,159         3,497         3,684
   Realized investment gains                                                        40           123           122
   Other income                                                                    645           250           372
------------------------------------------------------------------------------------------------------------------
                                                         TOTAL REVENUES         55,698        49,571        45,304

Losses and Expenses
   Losses and settlement expenses                                               51,781        46,055        45,488
   Losses and settlement expenses ceded                                        (12,571)      (15,021)      (16,364)
                                                                              ------------------------------------
   Net losses and settlement expenses                                           39,210        31,034        29,124

   Underwriting, acquisition and administrative expenses                        17,426        16,224        14,867
   (Recoveries of) provision for bad debts on liquidated reinsurers               (150)          103           (41)
------------------------------------------------------------------------------------------------------------------
                                              TOTAL LOSSES AND EXPENSES         56,486        47,361        43,950

------------------------------------------------------------------------------------------------------------------
                                                      NET (LOSS) INCOME       ($   788)     $  2,210      $  1,354
==================================================================================================================


Per Share Data
   Net (loss) income per share                                                ($  0.17)     $   0.47      $   0.29
==================================================================================================================




See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity


------------------------------------------------------------------------------------------------------------------------
                                                                                                     Net
                                                                                     Additional   Unrealized
McM CORPORATION                                                             Common    Paid-in     Investment   Retained
AND SUBSIDIARIES                                                            Stock     Capital     Gain (Loss)  Earnings
------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)

                                           BALANCES AT JANUARY 1, 1994     $ 4,675      $1,477     $ 511      $13,059

Net income for 1994                                                                                             1,354
Change in net unrealized loss or gain on securities available-for-sale                              (669)
---------------------------------------------------------------------------------------------------------------------
                                         BALANCES AT DECEMBER 31, 1994       4,675       1,477      (158)      14,413

Net income for 1995                                                                                             2,210
Change in net unrealized loss or gain on securities available-for-sale                               623
---------------------------------------------------------------------------------------------------------------------
                                         BALANCES AT DECEMBER 31, 1995       4,675       1,477       465       16,623

Net loss for 1996                                                                                                (788)
Change in net unrealized loss or gain on securities available-for-sale                              (530)
Employee stock purchases                                                         3          12
Dividends declared and paid                                                                                      (282)
---------------------------------------------------------------------------------------------------------------------
                                         BALANCES AT DECEMBER 31, 1996     $ 4,678      $1,489     ($ 65)     $15,553
=====================================================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Year Ended December 31
McM CORPORATION AND SUBSIDIARIES                                                             1996         1995          1994
-------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)

Operating Activities
Net (loss) income                                                                         ($   788)     $  2,210      $  1,354

Adjustments to reconcile net (loss) income to net cash used by operating activities:
   Policy liabilities                                                                      (10,828)      (12,461)      (19,706)
   Premiums receivable                                                                         555        (1,143)         (244)
   Accrued investment income                                                                    37           176          (251)
   Net recoverable from reinsurers                                                           6,128         6,625         3,342
   Amortization of deferred policy acquisition costs                                         9,116         7,141         6,098
   Policy acquisition costs deferred                                                        (9,765)       (7,249)       (5,801)
   Other                                                                                     1,150           673           590
------------------------------------------------------------------------------------------------------------------------------
                                                    CASH USED BY OPERATING ACTIVITIES       (4,395)       (4,028)      (14,618)

Investing Activities
   Fixed maturity securities available-for-sale:
      Purchases                                                                            (18,447)         (109)       (3,824)
      Sales                                                                                      0         3,377         3,372
      Maturities                                                                            12,974         1,408         3,306
   Fixed maturity securities held-to-maturity:
      Purchases                                                                             (1,118)       (2,984)      (10,107)
      Maturities                                                                            11,362           120         3,095
   Purchases of property and equipment, net                                                   (757)         (474)         (142)
   Change in short-term investments                                                            787         2,830        19,397
------------------------------------------------------------------------------------------------------------------------------
                                                CASH PROVIDED BY INVESTING ACTIVITIES        4,801         4,168        15,097
------------------------------------------------------------------------------------------------------------------------------

Financing Activities
   Employee stock purchases                                                                     15             0             0
   Cash dividends paid                                                                        (282)            0             0
------------------------------------------------------------------------------------------------------------------------------
                                                    CASH USED BY FINANCING ACTIVITIES         (267)            0             0
------------------------------------------------------------------------------------------------------------------------------


                                                                 NET INCREASE IN CASH     $    139      $    140      $    479
==============================================================================================================================

See notes to consolidated financial statements.

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

Subsidiary                                                         Abbreviation
--------------------------------------------------------------------------------
Property and Casualty:
  Occidental Fire & Casualty Company of North Carolina                OF&C
  Wilshire Insurance Company                                          Wilshire

Other:
  Equity Holdings, Inc.                                               Equity
--------------------------------------------------------------------------------

         The property and casualty insurance subsidiaries are primarily involved in the sale of commercial automobile and private passenger automobile insurance. The commercial automobile insurance consists primarily of liability, physical damage and inland marine coverages. The commercial automobile lines of business represented 80%, 84%, and 89% of gross written premium in 1996, 1995 and 1994, respectively. Private passenger automobile insurance, which represents the remainder of gross written premiums, consists primarily of liability and physical damage coverages. The Company's products are generally marketed through general and independent agents. In 1996, premiums were written in 27 states throughout the U.S. Direct premiums written in California, all of which were for commercial automobile insurance products, represented 34%, 37% and 40% of total direct written premiums in 1996, 1995 and 1994, respectively.

Investments: Fixed maturity securities are classified as either held-to-maturity or available-for-sale. Management determines the appropriate classification of fixed maturity securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has identified and accounted for its investments as follows:

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

         The Company had fixed maturity securities with a face value of approximately $11.8 million and $16.1 million on deposit with various state insurance departments at December 31, 1996, and 1995, respectively. The Company also had $3.4 million in short-term investments held in a security trust as collateral for assumed reinsurance balances at December 31, 1996 and 1995.

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

         The Company utilizes a general agency force to market its annual commercial automobile business and a portion of its private passenger automobile business. As of December 31, 1996, agents' balances receivable of approximately $3.9 million were associated with three general agents.

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

Leases: The Company and its subsidiaries rent office space and equipment under various operating lease agreements. The aggregate rental expense charged to operations was approximately $802,000 in 1996, $737,000 in 1995, and $658,000 in 1994. Future minimum lease commitments require payments of approximately $642,000 in 1997 and $426,000 in 1998.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

New Accounting Standards: The Financial Accounting Standards Board ("FASB") previously issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Although the Company adopted SFAS 121 in the first quarter of 1996, there was no impact on current earnings.

         The Company also adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"
("SFAS 123") during 1996.  See Note I for further discussion.

NOTE B   Statutory Results and Dividend Restrictions

         The reporting practices for McM's insurance subsidiaries prescribed or permitted by state regulatory authorities ("statutory accounting") differ from generally accepted accounting principles. OF&C (which includes Wilshire on a statutory equity basis) reported to insurance regulatory authorities net income of $49,000 in 1996, $2.0 million in 1995, and $578,000 in 1994 and combined capital and surplus of $18.2 million and $19.2 million December 31, 1996 and 1995, respectively.

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

         OF&C and Wilshire are domiciled in the State of North Carolina and prepare their statutory-basis financial statements in accordance with accounting practices and procedures prescribed or permitted by the North Carolina Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices may differ from state to state, may differ from company to company within a state, and may change in the future. The NAIC currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. The completion date of that project is currently undeterminable. However, upon completion, prescribed statutory accounting practices will likely change, to some extent, and may result in changes to the accounting that insurance enterprises use to prepare their statutory financial statements.

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

         Generally, the Company's retention level for all accident years was $100,000 with the exception of the 1991 accident year which was $250,000. These retention levels are effected under the Company's casualty excess of loss reinsurance treaties.

         The Company is also party to quota share reinsurance arrangements on its private passenger automobile and commercial auto liability coverages. A quota share reinsurance treaty is maintained on the Company's private passenger automobile business which became effective in April 1993. The rates pertaining to this treaty were 30% during 1996, and 40% prior to 1996. This treaty was placed to help control the Company's statutory net writings to surplus ratios as well as future premium growth in that market. A 5% quota share reinsurance treaty is also maintained by the Company to help control future growth in this line of business.

         The effect of reinsurance on premiums written and earned in 1996, 1995 and 1994 was as follows:

                                      For the Year Ended December 31
             --------------------------------------------------------------------------------
                       1996                         1995                         1994
                     Premiums                     Premiums                     Premiums
             Written          Earned       Written         Earned        Written       Earned
             -------          ------       -------         ------        -------       ------
                                          (Thousands of dollars)
Direct       $ 62,698       $ 63,163       $ 64,099       $ 63,731       $ 62,558     $65,572
Assumed        11,561         10,405          7,926          5,871          2,989       1,274
Ceded         (20,839)       (21,714)       (25,362)       (23,901)       (27,527)    (25,720)
             --------       --------       --------       --------       --------     -------
Net          $ 53,420       $ 51,854       $ 46,663       $ 45,701       $ 38,020     $41,126
             ========       ========       ========       ========       ========     =======

         The Company has provided amounts for losses arising from uncollectible balances due from various property and casualty reinsurers. These provisions are based on the overall trends experienced in the reinsurance industry and an evaluation and analysis of individual balances due the Company. To minimize its exposure to significant losses from reinsurance insolvencies, OF&C and Wilshire evaluate the financial condition of their reinsurers and monitor concentration of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers. At December 31, 1996, reinsurance recoverables of $5.9 million were associated with a single reinsurer. The remaining reinsurance recoverables were associated primarily with six reinsurers. OF&C and Wilshire's policy is to hold collateral under related reinsurance agreements in the form of letters of credit for all reinsurers not licensed to do business in North Carolina.

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

         There was no income tax expense attributable to income from continuing operations for the years ended December 31, 1996, 1995 and 1994. These amounts differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as follows:

                                                       Year Ended December 31
                                                  1996          1995           1994
                                                        (Thousands of dollars)
Pretax income (loss) from
  continuing operations                           $(788)      $ 2,210        $1,354
-------------------------------------------------------------------------------------
Computed "expected" tax expense (benefit)          (268)          751        $  460
Increase (decrease) in taxes resulting from:
  Change in valuation allowance                     257        (2,768)         (281)
  Other                                              11            33          (179)
Net operating and capital losses not
  utilized                                         --           1,984          --
-------------------------------------------------------------------------------------
Income Tax Expense                                $   0       $     0        $    0
=====================================================================================

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1996 and December 31, 1995, are presented below.

                                              December 31
                                      --------------------------
                                         1996             1995
                                        (Thousands of dollars)
Deferred tax asset:
  Unearned premium reserves           $    942          $    836
  Claim reserves                         1,279             1,095
  Tax return net operating and
    capital loss carryforwards          30,810            30,804
  Unrealized losses on fixed
    maturity securities                     22              --
  Other                                    252               263
                                      --------          --------
Total gross deferred tax assets         33,305            32,998
Less: Valuation allowance              (31,624)          (31,367)
                                      --------          --------
Net deferred tax assets               $  1,681          $  1,631

Deferred tax liabilities:
  Deferred policy acquisition
    costs                             $  1,357          $  1,137
  Agent balances                            47               180
  Unrealized gains on fixed
    maturity securities                   --                 158
  Other                                    277               156
                                      --------          --------
Total liabilities                     $  1,681          $  1,631
                                      --------          --------
Net deferred tax account              $      0          $      0
                                      ========          ========



         The valuation allowance for deferred tax assets as of January 1, 1996, was $31,367,000. The net change in the total valuation allowance for the year ended December 31, 1996, was an increase of $257,000.

         McM and its subsidiaries file a consolidated income tax return.

         The Company had cumulative tax operating loss carryforwards of approximately $88 million as of December 31, 1996, with expiration dates of 1997 through 2011. In addition, the Company had tax capital loss carryforwards of $3,172,000. The tax capital loss carryforwards expire in 1997.

         No income taxes were paid in 1996, 1995, or 1994.

NOTE E  Pension Plan

         McM and its subsidiaries have a non-contributory defined benefit pension plan covering substantially all their employees. The plan provides for payments to qualified employees based on compensation and years of service. The Company and its subsidiaries make contributions to the plan, if necessary, equal to the amounts required by ERISA.

         The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31:

                                                              December 31
                                                        ------------------------
                                                         1996             1995
--------------------------------------------------------------------------------
                              (Thousands of dollars)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
    vested benefits of $1,890 in 1996 and
    $1,707 in 1995                                      $ 2,027          $ 1,813
================================================================================
Projected benefit obligation for service
  rendered to date                                      $(2,816)         $(2,591)
Plan assets at fair value, primarily listed stocks,
  U.S. bonds, and money market accounts                   1,819            1,161
--------------------------------------------------------------------------------
Projected benefit obligation in excess of plan
  assets                                                   (997)          (1,430)
Unrecognized net loss                                       356              566
Deferred asset gain                                        (157)             (51)
Unrecognized prior service cost                             (52)             (56)
Unrecognized net transition asset                           (78)             (94)
--------------------------------------------------------------------------------
Net pension liability                                   $  (928)         $(1,065)
================================================================================

         Net periodic pension expense included the following components:

                                           Year Ended December 31
                                     1996           1995            1994
--------------------------------------------------------------------------------
                                           (Thousands of dollars)
Service cost-benefits earned
  during the period                  $ 257          $ 208          $ 190
Interest cost on projected
  benefit obligation                   206            176            143
Actual return on plan assets          (277)          (135)            64
Net amortization and deferral          157             40           (151)
--------------------------------------------------------------------------------
Net periodic pension cost            $ 343          $ 289          $ 246
================================================================================

         The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation was 7.75% and 7.25% at December 31, 1996, and 1995, respectively. The rate of increase in future compensation levels used to determine the actuarial present value of the projected benefit obligation was 4.75% at December 31, 1996, and at December 31, 1995. The expected long-term rate of return on plan assets was 9% for the years ended December 31, 1996, 1995, and 1994. The unrecognized prior service cost and the cumulative net recognized gains and losses in excess of the greater of the market value of plan assets and the projected benefit obligation are being amortized using the optional straight-line method over the average expected future service of active participants.

NOTE F  Investment Operations

         The sources of investment income are summarized as follows:

                                       Year Ended December 31
                                   ------------------------------
                                    1996        1995        1994
--------------------------------------------------------------------------------
                                       (Thousands of dollars)
Fixed maturities                   $2,490      $3,155      $3,229
Other long-term investments            48          36          38
Short-term investments              1,078         780         876
                                   ------------------------------
                                    3,616       3,971       4,143
Investment expenses                   457         474         459
                                   ------------------------------
NET INVESTMENT INCOME              $3,159      $3,497      $3,684
                                   ==============================

         The amortized cost and estimated market values of investments in fixed maturities at December 31, 1996 and 1995, are as follows:

                              Gross       Gross      Gross      Estimated
                            Amortized  Unrealized  Unrealized     Market
                               Cost       Gains      Losses       Value
                            ---------------------------------------------
                                     (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
December 31, 1996:
U.S. Treasury securities
  and obligations of
  U.S. governmental
  corporations and agencies   $17,449      $ 33      $(111)      $17,371
Public utilities and other        665       --        (162)          503
Mortgage-backed securities     18,824       291       (116)       18,999
--------------------------------------------------------------------------------
Total                         $36,938      $324      $(389)      $36,873
================================================================================



                                Gross         Gross       Gross       Estimated
                              Amortized    Unrealized   Unrealized      Market
                                 Cost         Gains       Losses        Value
                             ---------------------------------------------------
                                            (Thousands of dollars)

Fixed Maturity Securities Held-to-Maturity:
December 31, 1996:
U.S. Treasury securities
  and obligations of
  U.S. governmental
  corporations and agencies      $5,745         $58         $(4)         $5,799
Obligations of states and
  political subdivisions            193          30          --             223
                                 ------         ---         ---          ------
Total                            $5,938         $88         $(4)         $6,022
================================================================================

                                Gross      Gross       Gross     Estimated
                              Amortized  Unrealized  Unrealized   Market
                                 Cost      Gains       Losses      Value
                             ---------------------------------------------------
                                          (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
December 31, 1995:
U. S. Treasury securities and
  obligations of U.S.
  governmental
  corporations and
  agencies                     $25,998      $329      $ --        $26,327
Public utilities                   758         3         (7)          754
Mortgage-backed securities       4,445       294        (48)        4,691
U.S. corporate securities          276       --        (106)          170
--------------------------------------------------------------------------------
Total                          $31,477      $626      $(161)      $31,942
================================================================================


                               Gross      Gross      Gross     Estimated
                             Amortized  Unrealized Unrealized   Market
                               Cost       Gains      Losses     Value
                            ----------------------------------------------------
                                (Thousands of dollars)
Fixed Maturity Securities Held-to-Maturity:
December 31, 1995:
U.S. Treasury securities
  and obligations of
  U.S. governmental
  corporations and
  agencies                    $16,037      $166       $--       $16,203
Obligations of states and
  political subdivisions          193        33        --           226
--------------------------------------------------------------------------------
Total                         $16,230      $199       $--       $16,429
================================================================================


         The amortized cost and estimated market value of fixed maturities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities as certain borrowers have the right to call or prepay obligations without penalty.

                                                       Estimated
                                                       Amortized    Market
                                                          Cost      Value
                                                      ----------------------
                                                      (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
Due in one year or less                                 $ 2,227    $ 2,089
Due after one year through five years                    10,727     10,667
Due after five years through ten years                    5,067      5,030
Due after ten years                                          93         88
----------------------------------------------------------------------------
                                                         18,114     17,874
Mortgage backed securities                               18,824     18,999
----------------------------------------------------------------------------
                                                        $36,938    $36,873
============================================================================

Fixed Maturity Securities Held-to-Maturity:
Due in one year or less                                 $    77    $    77
Due after one year through five years                     4,643      4,683
Due after five years through ten years                    1,218      1,262
Due after ten years                                        --         --
----------------------------------------------------------------------------
                                                        $ 5,938    $ 6,022
============================================================================


         Realized gains and losses from sales of investments in fixed maturities were as follows:

                                                     Year Ended December 31
                                                    1996      1995      1994
                                                    ------------------------
                                                     (Thousands of dollars)

Realized gains and losses:
 Fixed maturity securities available-for-sale:
   Gross realized gains                             $40      $123      $122
   Gross realized losses                             --       --        --

         The carrying value of investments in persons (other than the U.S. Government or a Government Agency or Authority, State, Municipality, or Political Subdivision) exceeding 10% of total shareholders' equity is as follows:


                                                             December 31
                                                        ----------------------
                                                          1996          1995
                                                        ----------------------
                                                        (Thousands of dollars)

Southern Capital Corporation                            $3,628          $6,231
General Electric Capital Corporation                    $8,903          $8,617


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

         The following table provides a reconciliation of the beginning and ending reserve balances for losses and settlement expenses, on a gross-of-reinsurance basis, for 1996, 1995 and 1994, to the gross amounts reported in McM's balance sheet.

                                         Year Ended December 31
                                  ------------------------------------
                                    1996         1995          1994
                                  ------------------------------------
                                         (Thousands of dollars)
Reserves for losses
  and settlement expenses,
  net of reinsurance
  recoverables, at
  beginning of year                $29,997      $ 38,415       $51,625

Provision for insured
  events of the current
  year                              37,651        31,282        29,106
Increase (decrease) in
  provision for insured
  events of prior years              1,559          (248)           18
                                   -----------------------------------
Incurred losses and
  settlement expenses
  during current year, net
  of reinsurance                    39,210        31,034        29,124

Payments for:
  Losses and settlement
    expenses attributable to
    insured events of the
    current year                    22,853        18,113        15,307
  Losses and settlement
    expenses attributable to
    insured events of prior
    years                           19,822        21,339        27,027
                                   -----------------------------------
                                    42,675        39,452        42,334
                                   -----------------------------------
Reserves for losses and
  settlement expenses, net
  of reinsurance recoverables,
  at end of year                    26,532        29,997        38,415
Reinsurance recoverable on
  unpaid losses and settlement
  expenses at end of current
  year                              28,768        36,155        42,471
                                   -----------------------------------
Gross reserves for losses and
  settlement expenses at end
  of year                          $55,300      $ 66,152       $80,886
                                   ===================================

         The reconciliation above reflects the emergence of a $1,559,000 deficiency in the December 31, 1995, reserve during 1996, approximately $800,000 of which relates to discontinued lines of business and participation in involuntary pools and other residual market mechanisms in which OF&C and Wilshire are required to participate by the various states in which the companies write insurance. The remainder consists of approximately $68,000 relating to commercial auto lines of business, and $691,000 relating to private passenger auto lines of business.

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


NOTE H    Contingencies

Litigation: In the normal course of operations, certain subsidiaries of the Company have been named as parties to various pending and threatened litigation. While the outcome of some of these matters cannot be estimated with certainty, it is the opinion of management, that the resolution of these matters will not have a material adverse affect on the Company's consolidated financial position, or results of operations.

Guaranty Associations: The insurance subsidiaries are required to be members of various state insurance guaranty associations in order to conduct business in those states. These associations have the authority to assess member companies in the event that an insurance company conducting business in that state is unable to meet its policyholder obligations. The Company recognizes the expense for these assessments in the year they are assessed. The Company received net refunds of $26,000 and 12,000 in 1996 and 1995, respectively, and incurred expenses of $76,000 in 1994 related to these assessments.

NOTE I  Stock Option Plan and Earnings Per Share

         At December 31, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 introduces a fair-value based method of accounting for stock-based compensation and encourages, but does not require, compensation expense recognition for grants of stock, stock options and other equity instruments to employees. In accordance with SFAS 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options.

         The Company had an Employee Incentive Stock Option Plan, the 1986 Employee Incentive Stock Option Plan ("1986 Plan"), which expired by its terms, May 16, 1996. The 1986 Plan provided that options be granted to selected key employees at exercise prices equal to market value on the date the option is granted. Options were granted for a period not exceeding ten years and were exercisable at a rate of 20% per year starting one year from the date of grant. Depending upon the circumstances of an optionee's termination of employment, the optionee's options either a) remain exercisable for three months after termination to the extent they were exercisable at termination unless vesting is accelerated by the Compensation Committee, b) remain exercisable until a change in control of the Company, as defined in the 1986 plan, c) remain exercisable for five years and one day from the date of the optionee's termination or d) terminate as of the termination of the optionee's employment.

         The Company had reserved 250,000 shares of common stock for distribution under the Plan. The following options to purchase the Company's common shares were outstanding under the 1986 Plan as of December 31, 1996 and 1995:

                              NUMBER OF SHARES
                                 UNDERLYING
                                 OUTSTANDING
                                   OPTIONS

                                                                OPTION
                                                                 PRICE
DATE OF GRANT                     1996            1995         PER SHARE
--------------------------------------------------------------------------------
January 15, 1988                  1,000          11,000         $ 8.50
October 6, 1988                   2,000           2,000         $10.00
January 15, 1993                 42,962          42,962         $ 1.38
July 25,1994                     19,000          19,000         $ 2.25
August 17, 1994                  81,000          81,000         $ 2.75
--------------------------------------------------------------------------------
                                145,962         155,962
================================================================================

         At December 31, 1996, 68,778 options were exercisable. No options have been exercised under the Plan. The weighted-average exercise price is $2.42 per share and the weighted-average remaining contractual life is 5.7 years at December 31, 1996. Earnings per common share are based on the average number of shares of Common Stock outstanding during the year. The effect of stock options is not dilutive in the computation of earnings per share.

         In 1996 the Company adopted the 1996 Employee Incentive Stock Option Plan ("1996 Plan") which generally has the same terms as the 1986 Plan. The Company has reserved 300,000 shares of common stock for distribution under the 1996 Plan. No options had been granted under the 1996 Plan as of December 31, 1996.

         The Company has a phantom stock plan under which shares of "phantom stock" may be awarded to certain employees. A maximum of 250,000 shares of phantom stock may be awarded under the plan. Upon maturity of an award, shares of phantom stock are settled in cash equal to the market value of common shares at the maturity date plus the amount of cash dividends paid on an equal number of common shares over the life of the award. The awards generally vest over a five year period beginning five years after the award date and mature on the two year anniversary of the termination of the employee, or upon a change in control (as defined in the plan) of the Company. In both 1996 and 1995, 50,000 shares of phantom stock were granted under the plan and related expenses of $44,000 and $26,000 were accrued, respectively.

Pro forma information regarding net (loss) income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options and awards granted subsequent to December 31, 1994, under the fair value method prescribed by SFAS
123. The estimated fair value of the phantom stock awards, calculated under a Black-Scholes valuation model, did not have a material impact on the reported net (loss) income or net (loss) income per share at December 31, 1996 and 1995. Further, because SFAS 123 is applicable only to stock-based awards granted after December 31, 1994, the pro forma effect of the amortization of the estimated fair value of the Company's outstanding stock is not likely to be representative of the effects on the reported net (loss) income for future years.

NOTE J  Summary of Fair Values

         The method of determining fair values for investments in fixed maturity securities is discussed in Note F. For all other financial instruments, carrying value approximates fair value.

         The following table summarizes the carrying value and fair value of financial instruments:

                                                 December 31
                                        1996                     1995
                             ---------------------------------------------------
                               Carrying       Fair      Carrying       Fair
                                 Value        Value       Value        Value
                             ---------------------------------------------------
                                          (Thousands of dollars)

Financial Assets:
  Cash                          $ 1,776      $ 1,776      $ 1,637      $ 1,637
  Short-term investments        $14,061      $14,061      $14,848      $14,848
  Fixed maturity securities
    available-for-sale
    (Note F)                    $36,873      $36,873      $31,942      $31,942
  Fixed maturity securities
    held-to-maturity
    (Note F)                    $ 5,938      $ 6,022      $16,230      $16,429

Report of Independent Auditors

         ERNST & YOUNG LLP


         Board of Directors and Shareholders
         McM Corporation


         We have audited the accompanying consolidated balance sheets of McM Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McM Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


         Raleigh, North Carolina
         February 28, 1997


         ERNST & YOUNG LLP

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following is a summary of quarterly results of operations for the years ended December 31, 1996 and 1995.


-------------------------------------------------------------------------------------------------
                                                March 31    June 30      Sept. 30      Dec. 31
-------------------------------------------------------------------------------------------------
                                                   (Thousands of dollars, except per share data)
1996
  Premiums                                      $12,758      $12,862      $12,883      $ 13,351
  Investment Income, Less Investment Expense        890          717          764           788
  Realized Gains                                      0            0            0            40
  Losses and Expenses                            13,038       13,087       13,305        17,056
  Net Income (Loss)                                 671          598          423        (2,480)
  Net Income (Loss) Per Share                   $  0.14      $  0.13      $  0.09      ($  0.53)



1995
  Premiums                                      $10,590      $10,778      $11,915      $ 12,418
  Investment Income, Less Investment Expense        896          891          857           853
  Realized Gains                                      0            0            0           123
  Losses and Expenses                            10,927       11,173       11,974        13,287
  Net Income                                        594          540          852           224
  Net Income Per Share                          $  0.13      $  0.12      $  0.18      $   0.05

Officers and Directors


   Officers                              Directors

   George E. King                        Michael A. DiGregorio
   Chairman Emeritus and                 Vice President/Senior Trust Counsel
      Chief Executive Officer            Wilmington Trust Company
                                         Wilmington, DE
   Stephen L. Stephano
   President and                         George E. King
      Chief Operating Officer            Chairman Emeritus and
                                            Chief Executive Officer
   Michael D. Blinson                    McM Corporation
   Senior Vice President                 Raleigh, NC
      and Corporate Secretary
                                         Laurence F. Lee, Jr.
   Kevin J. Hamm                         Retired
   Vice President and                    Jacksonville, FL
      Chief Financial Officer
                                         Laurence F. Lee III
   Harold A. Strube                      President
   Vice President and                    Plan Analysts, Inc.
      Assistant Corporate Secretary      Jacksonville, FL

                                         Claude G. Sanchez, Jr.
                                         Private Investor
                                         Veguita, NM

                                         Stephen L. Stephano
                                         President and Chief Operating Officer
                                         McM Corporation
                                         Raleigh, NC

                                         R. Peyton Woodson III
                                         President
                                         Enterprise Holdings Proprietary, Inc.
                                         Raleigh, NC

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
                 Telephone: (919)833-1600

                 Registrar-Transfer Agent
                 Wachovia Bank and Trust Company, N.A.
                 Winston-Salem, North Carolina

                 General Counsel
                 Ragsdale, Liggett & Foley, PLLC
                 Raleigh, North Carolina

                 Independent Auditors
                 Ernst & Young LLP
                 Raleigh, North Carolina

                 Form 10-K
                 Annual Report for the year ended December 31, 1996, has been filed with the Securities and Exchange Commission. A copy will be made available to shareholders without charge upon request. Please write to Corporate Secretary at the Corporation's Corporate Office.

                 Annual Meeting
                 The Annual Shareholders' Meeting of McM Corporation will be held at the corporate offices of McM Corporation, 702 Oberlin Road, Raleigh, North Carolina, on May 22, 1997, at 10:00 a.m.