Form 10-K405, Exhibit 13
period 1997-12-31
MCM CORP
filed 1998-03-31
CIK 275710

                           ANNUAL REPORT ON FORM 10-K

                             Item 14 (c) - Exhibits

                                       and

                   Item 14 (d) - Financial Statement Schedules

                          Year Ended December 31, 1997


                        McM CORPORATION AND SUBSIDIARIES

SCHEDULE 1 -- SUMMARY OF INVESTMENTS
McM CORPORATION AND SUBSIDIARIES
December 31, 1997



                                                                                                        AMOUNT
                                                                                                       SHOWN ON
                                                                                          MARKET        BALANCE
                          TYPE OF INVESTMENT                                  COST         VALUE         SHEET
                          ------------------                                  ----        ------       --------
                                                                                     (Thousands of dollars)
Fixed Maturity Secutities Available-for-Sale
Bonds
  Mortgage-backed securities                                                 $ 2,572      $ 1,945      $ 1,945
  U.S. Government, government
    agencies and authorities                                                  22,714       22,874       22,874
  Public utilities and other bonds                                               469          465          465
                                                                             -------      -------      -------
                           Total Fixed Maturities Available-for-Sale          25,755       25,284       25,284

Short-term investments                                                        21,522       21,522       21,522
                                                                             -------      -------      -------
                                 Total Securities Available-for-Sale          47,277       46,806       46,806

Held-to-Maturity
  U.S. Government, government
    agencies and authorities                                                   2,940        3,013        2,940
  States, municipalities and political
    subdivisions                                                                 194          222          194
                                                                             -------      -------      -------

                                   Total Securities Held-to-Maturity           3,134        3,235        3,134
                                                                             -------      -------      -------

                                                   Total Investments         $50,411      $50,041      $49,940
                                                                             =======      =======      =======

SCHEDULE 2 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
McM CORPORATON (PARENT COMPANY)

(Thousands of dollars)

                                                                                          December 31
                                                                                     1997           1996
                                                                                     ----           ----
ASSETS
   Short term investments                                                                35             30
   Cash                                                                                 108            107
   Other assets                                                                          99             80
                                                                                   --------       --------
                                                                                        242            217

   Investments in wholly-owned subsidiaries
     at equity *                                                                     15,331         24,005
                                                                                   --------       --------

                                                           TOTAL ASSETS            $ 15,573       $ 24,222
                                                                                   ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Accrued expenses                                                                $  1,619       $  1,562
   Income taxes payable to wholly-owned subsidiaries *                                  387            387
   Payable to wholly-owned subsidiaries *                                               799            618
                                                                                   --------       --------
                                                      TOTAL LIABILITIES               2,805          2,567

Shareholders' Equity:
   Common stock                                                                       4,696          4,678
   Additional paid-in capital                                                         1,530          1,489
   Unrealized loss on securities available-for-sale,
      including unrealized (loss) gain on securities
      held by subsidiaries: 1997 - ($471); 1996 - $78                                  (471)           (65)
   Retained earnings                                                                  7,013         15,553
                                                                                   --------       --------

                                             TOTAL SHAREHOLDERS' EQUITY              12,768         21,655
                                                                                   --------       --------

                             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 15,573       $ 24,222
                                                                                   ========       ========



* Eliminated in consolidation
See notes to condensed financial information.

SCHEDULE 2 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF OPERATIONS
McM CORPORATON (PARENT COMPANY)

(Thousands of dollars)

                                                                   Year Ended December 31
                                                              1997        1996          1995
                                                              ----        ----          ----
INCOME
   Administrative charges to subsidiaries * - Note B       $   650       $ 650       $   650
   Realized investment income                                 (135)          8             5
                                                           -------       -----       -------
                                                               515         658           655

General and administrative expenses                            932         893           680
                                                           -------       -----       -------

                                LOSSES BEFORE TAXES
                        AND EQUITY IN UNDISTRIBUTED
                      (LOSS) INCOME OF SUBSIDIARIES           (416)       (235)          (25)

Income taxes (benefits)                                          0        (140)            8
                                                           -------       -----       -------

                LOSS BEFORE EQUITY IN UNDISTRIBUTED
                      (LOSS) INCOME OF SUBSIDIARIES           (416)        (95)          (33)

Equity in undistributed (loss) income of subsidiaries       (8,124)       (693)        2,243
                                                           -------       -----       -------


                                  NET (LOSS) INCOME        ($8,540)      ($788)      $ 2,210
                                                           =======       =====       =======

* Eliminated in consolidation.

See notes to condensed financial information.

SCHEDULE 2 - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
McM CORPORATON (PARENT COMPANY)

(Thousands of dollars)

                                                                    Year Ended December 31
                                                                1997         1996        1995
                                                              -------       -----       -------
OPERATING ACTIVITIES
  Net (Loss) Income                                           ($8,540)      ($788)      $ 2,210

  Adjustments to reconcile net (loss) income to net cash
     (used by) provided by operating activities:
   Depreciation                                                     1           4             4
   Equity in loss (income) of subsidiaries                      8,124         693        (2,243)
   Other assets                                                   (19)         33            (7)
   Other liabilities                                               57          53           (72)
   Income taxes payable to wholly-owned subsidiaries                0         182           126
   Payables to wholly-owned subsidiaries                          181          69             6
   Permanent decrease in market value of fixed maturity           143           0             0
                                                              -------       -----       -------

    CASH (USED BY) PROVIDED BY OPERATING ACTIVITIES               (53)        246            24

INVESTING ACTIVITIES
   Disposals of fixed maturities                                    0          57             0
   Increase in short-term investments                              (5)        (30)            0
                                                              -------       -----       -------

       CASH (USED) PROVIDED BY INVESTING ACTIVITIES                (5)         27             0

FINANCING ACTIVITIES
   Employee stock purchases                                        59          15             0
   Cash dividends paid                                              0        (282)            0
                                                              -------       -----       -------

       CASH PROVIDED (USED) BY FINANCING ACTIVITIES                59        (267)            0
                                                              -------       -----       -------
                                   INCREASE IN CASH           $     1       $   6       $    24
                                                              =======       =====       =======

See notes to condensed financial information.

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

SCHEDULE 3 - REINSURANCE
McM CORPORATION AND SUBSIDIARIES
Year Ended December 31, 1997, 1996, and 1995



                                                                     Premiums Earned
                                           ------------------------------------------------------------------
                                                                                                                 Percentage
                                                               Ceded to           Assumed                         of Amount
                                               Direct            Other          From Other          Net            Assumed
(Thousands of dollars)                         Amount          Companies          Parties         Amount           to Net
                                           ---------------  ----------------  ---------------- --------------  ----------------

YEAR ENDED DECEMBER 31, 1997                      $65,205           $20,071           $10,573        $55,707       18.98%
                                           ===============  ================  ================ ==============


YEAR ENDED DECEMBER 31, 1996                      $63,163           $21,714           $10,405        $51,854       20.07%
                                           ===============  ================  ================ ==============


YEAR ENDED DECEMBER 31, 1995                      $63,731           $23,901           $ 5,871        $45,701       12.85%
                                           ===============  ================  ================ ==============


SCHEDULE 4 - VALUATION AND QUALIFYING ACCOUNTS
McM CORPORATION AND SUBSIDIARIES

(Thousands of dollars)


                                                                                    ADDITIONS
                                                                           --------------------------
                                                                               (1)            (2)
                                                                            Charged to     Charged to
                                                            Balance at     (Recovery of)     Other
                                                            Beginning       Costs and       Accounts-   Deductions-   Balance at End
                           DESCRIPTION                      of Period       Expenses        Describe     Describe       of Period
                                                            ----------     -------------   ----------   -----------   --------------
YEAR ENDED DECEMBER 31, 1997
  Deducted from asset account:
    Allowance for uncollectible accounts                      $  345          $   0           $0          $  0        $  345
                                                              ======          =====           ==          ====        ======
  Included as liability account:
    Allowance for bad debts on liquidated reinsurers          $  158          $ 402           $0          $802 (1)   ($ 242)
                                                              ======          =====           ==          ====        ======


YEAR ENDED DECEMBER 31, 1996
  Deducted from asset account:
    Allowance for uncollectible accounts                      $  345          $   0           $0          $  0        $  345
                                                              ======          =====           ==          ====        ======

  Included as liability account:
    Allowance for bad debts on liquidated reinsurers          $1,060          ($150)          $0          $752 (1)    $  158
                                                              ======          =====           ==          ====        ======


YEAR ENDED DECEMBER 31, 1995
  Deducted from asset accounts:
    Allowance for uncollectible accounts                      $  315          $  30           $0          $  0        $  345
                                                              ======          =====           ==          ====        ======

  Included as liability account:
    Allowance for bad debts on liquidated reinsurers          $1,349          $ 103           $0          $392 (1)    $1,060
                                                              ======          =====           ==          ====        ======


(1) Write-off of paid recoverable balances for insolvent/liquidated reinsurers against provision established.

SCHEDULE 5 - SUPPLEMENTAL INSURANCE INFORMATION
PROPERTY/CASUALTY INSURANCE SUBSIDIARIES
YEAR ENDED DECEMBER 31, 1997, 1996 AND 1995




(Thousands of dollars)

                                                 RESERVES FOR
                              DEFERRED          UNPAID CLAIMS        DISCOUNT
                               POLICY             AND CLAIM           IF ANY
                            ACQUISITION           ADJUSTMENT       DEDUCTED IN      UNEARNED      EARNED      INVESTMENT
                               COSTS               EXPENSES          RESERVES       PREMIUMS     PREMIUMS       INCOME
                        -------------------  ------------------  ---------------  ------------  ----------  -------------
YEAR ENDED DECEMBER 31:

Net of Reinsurance
       1997                   $2,802               $29,159             --           $ 9,363      $55,707       $2,977

       1996                    3,992                26,532             --            13,857       51,854        3,151

       1995                    3,343                29,997             --            12,291       45,701        3,492



Gross of Reinsurance
       1997                   $2,802               $57,283             --           $15,676      $75,778       $2,977

       1996                    3,992                55,300             --            17,925       73,568        3,151

       1995                    3,343                66,152             --            17,234       69,602        3,492




                                   CLAIMS AND CLAIM
                                  ADJUSTMENT EXPENSES
                                  INCURRED RELATED TO                   AMORTIZATION
                       -------------------------------------------      OF DEFERRED            PAID CLAIMS
                              (1)                   (2)                   POLICY               AND CLAIM
                            CURRENT                PRIOR               ACQUISITION             ADJUSTMENT            PREMIUMS
                             YEAR                  YEAR                   COSTS                 EXPENSES             WRITTEN
                       --------------------- ---------------------  ---------------------  ---------------------     --------

Net of Reinsurance
       1997                $42,243                 $ 5,774               $10,332                $45,390              $51,214

       1996                 37,651                   1,559                 9,116                 42,675               53,420

       1995                 31,282                    (248)                7,141                 39,452               46,663



Gross of Reinsurance
       1997                $54,266                 $ 8,616               $10,332                $62,633              $73,529

       1996                 52,711                    (930)                9,116                 62,633               74,259

       1995                 45,395                     660                 7,141                 71,403               72,025


                                 McM CORPORATION

                               1997 ANNUAL REPORT

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

              Profile

              McM Corporation is an insurance holding company headquartered in Raleigh, North Carolina, which owns these major operating subsidiary corporations:

                Occidental Fire & Casualty Company of North Carolina ("OF&C")
                  Raleigh, North Carolina
                Wilshire Insurance Company ("Wilshire")
                  Raleigh, North Carolina





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
                  Corporate Information

SELECTED FINANCIAL DATA


------------------------------------------------------------------------------------------------------------------
McM CORPORATION AND SUBSIDIARIES                1997           1996            1995          1994            1993
------------------------------------------------------------------------------------------------------------------
                                                        (Thousands of dollars, except per share data)
Assets                                       $ 104,140       $ 112,870       $126,568      $137,665      $ 158,984
Liabilities                                     91,372          91,215        103,328       117,258        139,262
Retained earnings                                7,013          15,553         16,623        14,413         13,059
Shareholders' equity                            12,768          21,655         23,240        20,407         19,722
Net premiums earned                             55,707          51,854         45,701        41,126         51,043
Net investment income                            2,985           3,159          3,497         3,684          5,298
Realized investment gains                          196              40            123           122          1,797
Total revenue                                   59,537          55,698         49,571        45,304         58,293
Net (loss) income                               (8,540)           (788)         2,210         1,354           (295)



Per share data:
  Shareholders' equity                       $    2.72       $    4.63       $   4.97      $   4.37      $    4.22
  Net (loss) income                              (1.82)          (0.17)          0.47          0.29          (0.06)
  Net (loss) income - assuming dilution          (1.82)          (0.17)          0.47          0.29          (0.06)
  Cash dividends                                  0.00            0.06           0.00          0.00           0.00




Common Stock
------------------------------------------------------------------------------

         McM Corporation Common Stock is traded over-the-counter securities market, under the NASDAQ symbol, McMc.


         The number of record shareholders of McM Corporation is 858 as of December 31, 1997.

         The table below sets forth by quarters, for the years 1997 and 1996, the range of the high and low bid prices of McM Corporation's Common Stock as reported in The Wall Street Journal. No dividends were declared or paid during 1997. Dividends of $.02 per share were paid for the second, third, and fourth quarters of 1996. See Management's Disussion and Analysis and Note B to the consolidated financial statements for information regarding restrictions on the ability of McM's subsidiaries to transfer funds to McM and discussion regarding nonpayment of dividends.


                                         1997                     1996
                                High           Low            High        Low
          ---------------------------------------------------------------------
          First Quarter        $4 5/8         $3 7/8         $4 3/4      $3 1/2
          Second Quarter        3 7/8          3 1/8          6 1/8       5 1/2
          Third Quarter         3 3/8          2 7/8          5 7/8       5 1/4
          Fourth Quarter        3 1/4          2 1/8          5 3/4       5 1/4
          ---------------------------------------------------------------------

                             REPORT TO SHAREHOLDERS



         McM Corporation's results for the year 1997 showed a net loss of $8,540,000. This loss is primarily the result of a significant increase in overall loss reserves during the latter part of 1997. The increase in overall loss reserve levels resulted from the deterioration in the commercial and private passenger automobile liability lines of business, particularly for the 1995 and 1996 accident years and increased claim costs in the current underwriting year for commercial and private passenger automobile physical damage coverages.

         The Company, after a comprehensive actuarial analysis of loss trends and projections at year end which confirmed this deterioration, increased prior year loss reserves for ongoing lines of business by approximately $5.1 million during 1997. As a result of these unfavorable loss trends, it was necessary to also increase loss reserves for the current accident year.

         As underwriting results for the 1995 and 1996 underwriting years deteriorated, the Company undertook an extensive review of its operations. As a result of this review management was able to isolate specific areas which were identified as being primary contributors to the property and casualty companies' performance decline. Significant strengthening of underwriting controls, increases in rate levels and a complete re-underwriting of a specific segment of the commercial automobile business was undertaken in mid 1997. Management believes that the reserve increases taken in 1997 were prudent and is confident in its course of action.

         The specific causes of the unfavorable results for 1997 have been identified and remedial actions are being taken to correct these problem areas. The actions taken to date have not yet had time to run their complete course, however, early indications show the desired positive impact.

         Consolidated gross revenues for the year 1997 were $59,950,000 compared to $56,155,000 for the same period in 1996. This increase in consolidated revenues reflects growth in private passenger automobile premium writings and a reduction in premiums ceded to the Company's reinsurers. Commercial automobile writings, which have shown declines over the last three years, reflect market conditions which continue to be highly competitive and price sensitive. The Company continues to utilize highly regarded and financially sound reinsurers which specialize in commercial and private passenger automobile coverages in its reinsurance program. Included in consolidated gross revenues for the year 1997 was gross investment income of $3,398,000 compared to $3,616,000 for the year 1996. In addition, realized investment gains of $196,000 and $40,000 were included in consolidated gross revenues for the years 1997 and 1996, respectively.

         Consolidated assets at December 31, 1997, totalled $104,140,000 compared to $112,870,000 at December 31, 1996. The decline in consolidated assets in 1997 relates directly to the decline in invested assets during the year. This decline in invested assets is attributable to the deteriorated loss experience discussed above and the accelerated settlement of claim related liabilities. Shareholders' equity at December 31, 1997, totalled $12,768,000 compared to $21,655,000 at December 31, 1996.

         As discussed in prior years' reports to you, the McMillen Trust, which owns 65% of the outstanding stock of McM Corporation was ordered by the Chancery Court of Delaware on December 10, 1987, to divest itself of its ownership of the shares of McM Corporation and to invest the proceeds from such a divestiture in a diversified portfolio for the benefit of present and future beneficiaries of the Trust. In April 1993, the Court further clarified existing orders to make clear, among other things, that the timing and terms of any disposition or sale of the Trust's shares shall be determined in the sound discretion of the Trustee.

         In last year's report to you, it was discussed that on February 4, 1997, McM Corporation announced that the Trustee of the McMillen Trust, then holder of 65.9% of the stock of McM Corporation, had informed the Company that the Trustee had granted to McM Acquisition Corporation an option to purchase all the Trust's shares at $6.20 per share and that such option was to expire on March 1, 1998. The announcement also stated that McM Acquisition Corporation was controlled by a private investor and real estate developer who had also filed a Form 13D with the Securities and Exchange Commission reflecting that the possible purchase of the Trust's shares was subject to the ability of McM Acquisition Corporation to obtain the necessary financing for the transaction as well as the approval of the North Carolina Department of Insurance and other regulatory bodies. The announcement included the statement that McM Corporation was not a party to the option agreement and could not predict whether McM Acquisition Corporation would exercise its option or would be able to obtain the required approvals and financial arrangements.

         McM Corporation further announced on February 4, 1997, that in a separate, independent action it had extended an agreement with McM Acquisition Corporation to allow McM Acquisition Corporation confidential access to Company records and information to enable McM Acquisition Corporation to conduct due diligence reviews and to pursue appropriate financial arrangements for a possible acquisition of all of McM Corporation's shares. This agreement was to expire on May 31, 1997, and was subsequently extended until September 29, 1997, at which time it expired.

         On September 22, 1997, an action was brought against the Company, its directors, the McMillen Trust, Wilmington Trust Company as Trustee of the McMillen Trust and McM Acquisition Corporation. The suit was filed in Guilford County, North Carolina, Superior Court by two shareholders of McM on behalf of all McM shareholders except for the McMillen Trust. The suit complained, among other allegations, that because the Trust owned approximately two-thirds of the shares of McM, it effectively exercised control of the corporation. It challenged the composition of the McM Board of Directors and the actions of the Board as being controlled by the majority shareholder. The complaint asked that the Court void the action of the Trustee in connection with the McMillen Trust's grant of the option to sell its shares to McM Acquisition

Corporation. The suit also complained that the corporation had inappropriately allowed McM Acquisition Corporation the above described exclusive due diligence period.

         On December 23, 1997, the Court approved an agreement to terminate McM Acquisition Corporation's option and related agreements between the Trust and McM Acquisition Corporation (the "Release"). The Release was signed by all parties to the pending legal action and contains a mutual release between all parties and McM Acquisition Corporation of any claims which could have arisen from the option and related agreements and dismissed McM Acquisition Corporation as defendant in the legal action.

         On February 20, 1998, the Court approved a settlement of the legal action discussed above. The settlement agreement, executed by all parties, provides that McM Corporation, the current directors, the McMillen Trust and Wilmington Trust Company will use their best efforts to nominate and elect Mr. Jesse Greenfield to the McM Board of Directors at McM's 1998 annual shareholders' meeting. The settlement agreement also contains provisions for nominal monetary concessions by the Plaintiffs and McM and mutually releases all parties.

         With regard to McM Corporation's continuing efforts to consider all strategies and alternatives to maximize shareholder value, the Company has authorized PaineWebber, Incorporated to explore all reasonable methods to increase the capital position of McM, including a possible sale of the Company.

         The investment portfolios of Occidental Fire & Casualty Company and Wilshire continue to be comprised almost entirely of high quality government securities. McM and its subsidiaries have no investments in real estate. Though the conservative nature of these investments generally result in lower investment yields , the high level liquidity provided by these investments ensure that the Company's obligations to its policyholders are met in a timely manner. The stock of Wilshire Insurance Company, the wholly-owned subsidiary of Occidental Fire & Casualty Company, is the only stock investment in the investment portfolios of the insurance companies.

         Insurance regulators and other nongovernmental insurance rating entities continue their intensive oversight of an insurance company's financial stability and operating activities. In 1994 these actions culminated with the National Association of Insurance Commissioners (the "NAIC") adopting and implementing Risk-Based Capital requirements for property and casualty insurance companies. RBC was developed to evaluate the adequacy of an insurance company's statutory capital and surplus in relation to the risk environment in which the company operates. The RBC formulas serve as early warning tools for state insurance regulators to help identify, for the purpose of initiating various levels of regulatory action, companies which are potentially inadequately capitalized.

         Occidental Fire & Casualty Company, as a result of the increase in overall reserve levels of both Occidental and Wilshire, triggered the first RBC regulatory action threshold defined as Company Action Level RBC ("CAL") in 1997. Triggering this threshold requires the insurer to prepare and submit to its domiciliary state a comprehensive financial plan. Among other items, the plan should identify the conditions in the insurer that contributed to the CAL event and contain proposals for corrective actions that the insurer intends to take that is expected to result in the elimination of the CAL event. As discussed previously, management has already identified the issues contributing to the decline in profitability and statutory capital and surplus and has implemented remedial actions designed to improve the overall profitability of the property and casualty companies' operations and eliminate the RBC deficiency. Occidental, working within the framework of RBC guidelines, will submit its plan of action to the Insurance Commissioner of the State of North Carolina in the near future and believes that its indicated RBC deficiency will be corrected under this plan. The statutory capital and surplus of Wilshire is well in excess of any regulatory action thresholds defined by the NAIC.

         The Board of Directors, on a quarterly basis, carefully reviews the financial position of the Company to determine the advisability of the declaration and payment of cash dividends to shareholders. In light of McM's results during 1997 and after careful consideration of all other relevant factors, the Board of Directors decided to forego quarterly dividend payments during 1997. The Board of Directors will continue to evaluate all relevant factors in the determination of future dividend payments.

         In summary, we are very disappointed with the overall results for the year 1997. An extensive actuarial review of loss trends has been completed and we believe we have taken the appropriate action regarding our companies' level of reserve adequacy that other companies have yet to realize in satisfying the well documented industry-wide concerns insurance regulators and other insurance rating entities have expressed. Also, after extensive reviews of the property and casualty operations we have been able to identify the specific issues contributing to the decline in profitability and have implemented remedial actions to correct these deficiencies. We believe the steps taken will position the Company for a return to profitability in 1998 and beyond.


                                    GEORGE E. KING
                                    Chairman Emeritus & Chief Executive Officer


                                    STEPHEN L. STEPHANO
                                    President & Chief Operating Officer

Market Overview

         McM Corporation provides its property and casualty products and services through two North Carolina domiciled subsidiaries, Occidental Fire & Casualty Company of North Carolina and Wilshire Insurance Company.

         The major focus of the companies is to the transportation insurance market providing commercial automobile liability, physical damage and inland marine insurance coverages to owner-operators and small fleet carriers in the trucking industry. The Companies also write nonstandard private passenger auto coverages in select geographical areas.

         Occidental Fire & Casualty Company of North Carolina actively markets insurance coverages to local, intermediate and long haul carriers in twenty-one states utilizing fifteen managing general agents. The majority of the Company's commercial auto premium volume is produced through the Company's annual bill program.

         The insureds of Wilshire Insurance Company are served by the Marketing and Service Center located in Lancaster, California, and four managing general agents supervised by the home office. The California marketing unit deals directly with selected local retail agents in the West Coast truck marketplace utilizing a specialized monthly direct bill policy. The managing general agents market intermediate and long haul coverages through an annual bill program.

         Occidental and Wilshire's non-standard auto coverages are marketed through a branch office located in Scottsdale, Arizona. The majority of this business is produced utilizing a semi-annual policy and direct-bill program.

         The home office located in Raleigh, North Carolina, provides general management for both Occidental Fire & Casualty and Wilshire Insurance Company operations including the corporate staff for claims, accounting, regulatory compliance, data processing, human resource and investment functions. Also located in the home office are the marketing, underwriting and service functions for all commercial automobile business written through managing general agents.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
McM Corporation and Subsidiaries


This section should be read in conjunction with the financial statements, notes to the financial statements and related financial data included in this annual report.


REVIEW OF OPERATIONS

         McM Corporation reported a consolidated net loss for 1997 of $8,540,000 or a basic net loss per share of $1.82 compared to a net loss of $788,000 or a basic net loss per share of $.17 for 1996 and net income of $2,210,000 or basic net income per share of $.47 for 1995. Consolidated results for 1997 were significantly affected by the need to increase prior year loss reserves by approximately $5.8 million. This increase in reserves was necessary as a result of the Company's comprehensive review of its actuarial loss projections. These projections showed deterioration in the commercial and private passenger auto liability lines of business for the 1996 and 1995 accident years. In light of these unfavorable loss trends and higher than anticipated claim costs in commercial and private passenger physical damage coverages the Company also strengthened loss reserves for the current accident year by approximately $4.5 million.

         Consolidated revenues increased approximately 6.9% in 1997, 12.4% in 1996, and 9.4% in 1995. The trend of increasing revenues experienced in 1996 and 1995 was the result of controlled growth in overall property & casualty insurance premiums. The more moderate increase from 1996 to 1997 is the result of continued growth in private passenger automobile premium writings partially offset by a reduction in net retained commercial automobile premium writings.

         Net earned property and casualty insurance premiums for 1997 were $55.7 million, compared to $51.9 million in 1996, and $45.7 million in 1995. As mentioned above, the trend in increasing net premium revenue during 1996 and 1995 reflected the Company's commitment to controlled premium growth in all insurance coverages. The increase for 1997 is primarily the result of continued growth in private passenger automobile premium writings. Additionally, net earned premiums increased by approximately $1.8 million due to a reduction in the level of premiums ceded to the Company's private passenger quota share reinsurance program.

         Historically, the Company's property and casualty insurance writings emphasized liability, cargo and physical damage coverages associated with the transportation market with a primary emphasis on commercial automobile insurance. To diversify its premium distribution, the Company entered the nonstandard personal automobile market in 1989. Gross written premium in the Company's commercial automobile lines of business totalled $55.6 and $59.3 million and comprised approximately 75.6% and 79.9% of gross written premiums in 1997, and 1996, respectively. Private passenger automobile premium writings increased 20% to $17.9 million in 1997, from $14.9 million in 1996, and comprised 24.4% and 20.1% of gross production in 1997, and 1996, respectively. Commercial auto premium writings decreased in 1996 and again during 1997 reflecting market conditions which continue to be highly competitive and price sensitive. The Company's continuing commitment to diversify its premium portfolio is reflected in the growth of private passenger auto premiums over the last several years.

         To help control the Company's statutory net writings to surplus ratios and premium growth in selected lines of business, the Company maintains quota share reinsurance arrangements for its commercial auto liability and private passenger automobile coverages. The Company maintained a 20% quota share reinsurance arrangement on its private passenger business during 1997. This rate was reduced from 30% and 40% in 1996 and 1995, respectively. Also maintained during 1997 was a 5% quota share arrangement on commercial auto liability business retained after excess of loss reinsurance coverage. The rate pertaining to this treaty has remained unchanged since 1995, at which time it was lowered from 10%. Management evaluates the necessity and levels of these quota share arrangements and makes adjustments when appropriate.

         Net investment income, excluding realized investment gains, decreased to approximately $3.0 million in 1997 from approximately $3.2 million in 1996 and $3.5 million in 1995. This gradual decline corresponds to the decrease in invested assets to $49.9 million in 1997, from $56.9 million in 1996, and $63.0 million in 1995. The decrease in invested assets is primarily attributed to the deteriorated loss experience discussed above and accelerated settlement of claim related liabilities. Claim liabilities totalled $47.7 million, net of the reserve increases discussed previously, at December 31, 1997, and $51.8 million, and $66.2 million at December 31, 1996 and 1995, respectively. Realized investment gains of $196,000 are included in 1997 revenues compared to $40,000 in 1996 and $123,000 in 1995.

         Underwriting results for cargo (inland marine) and commercial automobile physical damage coverages have historically been more profitable than commercial automobile liability. These coverages are generally easier to determine and claims settled more rapidly. Accordingly, the Company has implemented strategies to improve the ratio of these coverages to total commercial premium production. As mentioned previously, commercial automobile written premiums comprised 75.6% of gross written property & casualty premium in 1997 compared to 79.9% and 83.5% in 1996 and 1995, respectively.

The percentage of cargo and commercial automobile physical damage premiums to total commercial automobile premiums increased to 29.7% in 1997 compared to 27.9% and 26.6% in 1995 and 1994, respectively.

         At December 31, 1997, the market value of the total long-term fixed income portfolio was $370,000 less than amortized cost and $100,000 greater than its carrying value. The unrealized loss of $471,000 relates to those investments the Company intends to hold to maturity. The full value of these securities will be realized as they mature (see Note F to the consolidated financial statements). At December 31, 1996, the market value of the fixed income portfolio was $19,000 greater than its amortized cost and $84,000 greater than its carrying value.

         The overall ratio of net loss and settlement expenses to net premiums earned was 86.2% for 1997 compared to 75.6% for 1996 and 67.9% for 1995. As discussed previously, the increase in the loss ratio in 1997 resulted from the deterioration in the commercial and private passenger automobile liability lines of business, particularly for the 1995 and 1996 accident years and increased claim costs in the current underwriting year for commercial and private passenger automobile physical damage coverages. After a comprehensive actuarial analysis of loss trends and projections at year end 1997 which confirmed this deterioration and the need to increase prior year loss reserves, the Company determined it was also necessary to increase loss reserves for the current accident year.

         Current year loss reserves were increased approximately $4.5 and prior year loss reserves were increased approximately $5.8 million, for a total of $10.3 million, net of reinsurance. Of the $4.5 increase to current year reserves, approximately $1,925,000 related to commercial physical damage and inland marine coverages, $1.1 million related to commercial auto liability coverages, and $875,000 and $600,000 related to private passenger liability and physical damage coverages, respectively.

         Net losses and settlement expenses incurred in 1997 include total adverse development of $5,774,000 on reserves of prior accident years. This development includes adverse reserve development of approximately $844,000 in private passenger automobile liability reserves, $813,000 in private passenger and commercial physical damage and inland marine reserves and $3,531,000 relating to the commercial automobile liability lines of business. In addition, the Company experienced adverse prior year development of approximately $586,000 relating to discontinued lines of business and participation in involuntary pools and other residual market mechanisms.

         The increase in the 1996 ratio of net loss and settlement expenses to net premiums earned when compared to that of 1995 was the result of an unusually high level of claims severity experienced by the Company, primarily in the fourth quarter of 1996, in the commercial auto liability line of business. In addition, property and casualty operations experienced increased frequency in its other lines of business including private passenger auto liability and commercial and private passenger auto physical damage coverages throughout 1996. These factors resulted in the strengthening of overall reserves for the 1996 accident year by approximately $3.5 million, net of reinsurance, at December 31, 1996, including $1.2 million relating to commercial auto liability, $1.5 million relating to commercial auto physical damage and approximately $800,000 relating to private passenger auto coverages.

         The ratio of net loss and settlement expenses to net premiums earned for 1995 reflected improved underwriting results and favorable or minimal adverse development on reserves of prior accident years.

         The Company's ratio of underwriting, acquisition and administrative expenses (including the provision for bad debts on liquidated reinsurance) to net earned premium ("expense ratio") showed a slight increase to 36.0% following declining trends over the last several years. Contributing to the increase in 1997 was the provision for liquidated reinsurance which totalled $401,000 representing an increase of $550,000 when compared to 1996. Increased production levels coupled with budgetary control and reduction measures emphasized by management, contributed to the declining trend in prior years. The expense ratio for 1996 declined 2.4 percentage points to 33.3% when compared to the expense ratio of 1995.

         The Company utilizes a reinsurance intermediary with which it has a long term relationship to assist in the development, placement and maintenance of the Company's reinsurance program. The Company's current reinsurance program has been placed with high quality and financially sound reinsurers specializing in personal and commercial auto business. The creditworthiness of the Company's reinsurers is continually reviewed by the Company and the intermediary. The majority of the Company's reinsurance is placed through the London reinsurance market. These participating reinsurers are generally very large international reinsurers with capital and surplus in excess of $100 million and hold A.M. Best ratings of B++ or better. Participating Lloyds syndicates are well regarded syndicates which have been approved by the National Association of Insurance Commissioners ("NAIC"). The Company's U.S. reinsurers are all rated A- or higher by A.M. Best. For those reinsurers not admitted by the Company's state of domicile, collateral is secured for the exposure ceded to them in the form of letters of credit or other reinsurer funds held by the Company. This collateral would minimize the impact of a potential reinsurer insolvency on the Company's operations. A schedule of the

Company's reinsurers whose balances are approximately 10% of McM's shareholders' equity or greater is provided below:

                                          Ceded
             Reinsurer              Balances Receivable
             ---------              -------------------
                                  (Thousands of dollars)
         Lloyds of London                $ 8,998
         CNA International                 5,103
         Unionamerica                      4,685
         AXA Reassurance                   3,008
         Zurich Re                         2,976
         Sphere Drake Insurance, PLC       2,004
         All other                         9,139
                                         -------
            Total                        $35,913

         The allowance for bad debts on liquidated reinsurers relating to discontinued property and casualty programs was increased by $401,000 in 1997, decreased by $150,000 in 1996 and increased by $103,000 in 1995. Other than a $2.5 million litigation settlement in 1993, overall exposure to losses associated with discontinued property and casualty business has decreased significantly over the last several years and has not had a material impact on operations since 1990.

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

         Amortization of deferred policy acquisition costs from continuing operations was $10.3 million in 1997, compared to $9.1 million in 1996, and $7.1 million in 1995. Direct and assumed premiums earned increased by $2.2 million in 1997, $4.0 million in 1996, and $2.8 million in 1995 resulting in an increase in the related amortization of deferred policy acquisition costs.

INCOME TAXES

         McM Corporation files a consolidated tax return. The Company had cumulative net operating loss tax carryforwards of approximately $98.0 million as of December 31, 1997 (See Note D to the consolidated financial statements). Subject to certain limitations and alternative minimum tax considerations, future operations can earn up to the amount of these loss carryforwards without being subject to federal income taxation.

IMPACT OF YEAR 2000 ISSUE

         The Year 2000 Issue is a worldwide problem relating to virtually all computer programs that were written using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This problem could result in systems failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process premium transactions, pay claims or engage in similar normal business activities.

         The Company completed an assessment of its software applications and determined that the system managing the Company's specialized monthly commercial automobile direct bill program would have to be modified so that it would function properly with respect to dates in the year 2000 and thereafter. This modification was successfully completed in 1997 at an approximate cost of $96,000. Other Company computer applications, most of which are licensed from third party computer program vendors, were determined to be Year 2000 compliant or, based upon communication with these vendors, would be compliant within the Company's time estimate discussed below.

         The project, as it relates to all of the Company's computer platforms, is estimated to be completed not later than September 30, 1998, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

NEW ACCOUNTING STANDARDS

         The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS 128") in 1997. SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods presented have been calculated utilizing the new requirements of SFAS 128.

         In June 1997, the FASB issued the Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". Also during June, the FASB issued the Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information". In February 1998, the FASB issued the Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". These new accounting pronouncements must all be adopted for years beginning after December 15, 1997. The impact of the adoption of these accounting standards on the Company's financial reporting and related disclosures is not expected to be material.

LIQUIDITY AND CAPITAL RESOURCES

         By statute, the majority of the Company's investments are required to be held in investment grade securities which provide ample protection for both the policyholder and the shareholder. Significant amounts of short-term investments are held to meet the liquidity needs of the property and casualty insurance operations.

         As shown in the Consolidated Statements of Cash Flows, the Company experienced negative cash flows from operations on a consolidated basis of $5.5 million in 1997 compared to $4.4 million in 1996 and $4.0 million in 1995. The main source of the Company's cash flows is derived from its property and casualty subsidiaries.

         The Company's property and casualty subsidiaries experienced consolidated negative cash flows from operations of $4.9 million, $3.9 million and $2.2 in 1997, 1996 and 1995, respectively. The negative cash flows for the property and casualty operations can be primarily attributed to the settlement of claim liabilities, including settlements on discontinued run-off business.

         Short-term investments held at December 31, 1997, were $21.5 million compared to $14.1 million at December 31, 1996. This increase is due to the sale of long-term fixed maturities during the fourth quarter of 1997 which enabled the Company to recognize market gains in its fixed maturity portfolio. This increase in liquidity was partially offset by cash used for operations as discussed above, and the Company plans to invest remaining balances in other high quality instruments during 1998. Total cash and invested assets at December 31, 1997, were approximately $49.9 million compared to $56.9 million at December 31, 1996.

         The Company maintains a mix of high-quality investments which provides adequate returns, while limiting credit risk and providing necessary levels of liquidity to meet projected expenditures. At December 31, 1997, approximately 49.0% or $25.3 million of cash and invested assets were comprised of fixed maturities available-for-sale, 6.0% or $3.1 million were recorded as securities held-to-maturity and 45.0% or $23.2 million represented cash and short-term investments. Of the total cash and invested assets at December 31, 1996, approximately 62.9% or $36.9 million were comprised of fixed maturities available-for-sale and 10.1% or $5.9 million were classified as securities held-to-maturity. Cash and short-term investments totalling $15.8 million comprised the remaining 27.0% of the investment portfolio. The fixed maturity portfolio has a range of expected maturities which, as mentioned previously, management believes are adequate to meet long- and short-term liquidity needs.

         Statutory capital positions of the property and casualty insurance companies are closely monitored by the Company. In addition, the NAIC has adopted Risk-Based Capital ("RBC") requirements. Annual statutory financial statements are filed with state insurance regulators on or before March 1 following each year's end.

         RBC was developed to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, asset and liability matching, loss reserve adequacy and other business environmental factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that may be inadequately capitalized. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific ratios are classified within certain levels, each of which requires specific corrective action.

         OF&C, as a result of the need to significantly strengthen reserve adequacy of the property and casualty companies during 1997, triggered the first RBC regulatory action threshold defined as Company Action Level RBC ("CAL"). Triggering the CAL threshold requires that an insurer prepare and submit to its domiciliary state a comprehensive financial plan. Among other items, the plan should identify the conditions in the insurer that contributed to the CAL event and contain proposals for corrective actions that the insurer intends to take that are expected to result in the elimination of the company action level event. The Company has identified specific areas of its business contributing to the decline in profitability and statutory capital and surplus and has implemented remedial steps designed to improve the overall profitability of property and casualty operations and eliminate the RBC deficiency.

         OF&C, working within the framework of RBC guidelines, will submit its plan of action to the state of North Carolina in the near future and believes that its indicated RBC deficiency will be corrected under this plan. The capital and surplus of Wilshire is well in excess of any regulatory action thresholds defined by the NAIC.

         Combined statutory capital and surplus of the property and casualty subsidiaries decreased by $6.7 million to $11.5 million at December 31, 1997, compared to $18.2 million at December 31, 1996.

         At December 31, 1997, the Company had consolidated shareholders' equity of $12.8 million compared to $21.7 million at December 31, 1996. The Company's main source of funds from which dividends are paid to its shareholders is its insurance subsidiaries which are subject to certain restrictions as to the amount of dividends that can be paid in a given year. These restrictions are discussed in Note B to the consolidated financial statements. No dividends were declared or paid during 1997. During 1996 the Company paid three quarterly dividends of $.02 per share, and prior to that had not paid a dividend since the second quarter of 1987. The Board will continue to consider carefully the Company's earnings, capital requirements, financial condition and other relevant factors with regard to payment of dividends.

Consolidated Balance Sheets

---------------------------------------------------------------------------------------------------------------------------
                                                                                                         December 31
McM CORPORATION AND SUBSIDIARIES                                                                     1997           1996
---------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)

Assets

Invested assets:
  Fixed maturity securities available-for-sale, at fair value (cost: 1997 - $25,755;
      1996 - $36,938)                                                                             $  25,284       $  36,873
  Fixed maturity securities held-to-maturity, at amortized cost (fair value: 1997 - $3,235;
      1996 - $6,022)                                                                                  3,134           5,938
  Short-term investments                                                                             21,522          14,061
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     49,940          56,872
Cash                                                                                                  1,698           1,776
Accrued investment income                                                                               531             803
Premiums receivable                                                                                   8,552           9,380
Reinsurance balances recoverable on:
      Paid losses and settlement expenses                                                             1,476           3,676
      Unpaid  losses and settlement expenses                                                         28,124          28,768
      Unearned premiums                                                                               6,313           4,068
Deferred policy acquisition costs                                                                     2,802           3,992
Equipment, at cost less accumulated depreciation (1997 - $1,954; 1996 - $1,699)                       1,833           1,331
Other assets                                                                                          2,871           2,204
---------------------------------------------------------------------------------------------------------------------------
                                                                                TOTAL ASSETS      $ 104,140       $ 112,870
===========================================================================================================================

LIABILITIES and SHAREHOLDERS' EQUITY
Liabilities:
   Reserves for losses and settlement expenses                                                    $  57,283       $  55,300
   Unearned premiums                                                                                 15,676          17,925
   Other policyholder funds                                                                           6,380           6,580
   Amounts payable to reinsurers                                                                      4,461           3,089
   Accrued expenses and other liabilities                                                             7,572           8,321
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     91,372          91,215

Commitments and contingencies - Notes A, B, C and H
Shareholders' equity:
   Common Stock, par value $1 per share - authorized 10,000,000 shares,
      issued and outstanding: 1997 - 4,695,621; 1996 - 4,678,183                                      4,696           4,678
   Additional paid-in capital                                                                         1,530           1,489
   Unrealized loss on securities available-for-sale                                                    (471)            (65)
   Retained earnings                                                                                  7,013          15,553
---------------------------------------------------------------------------------------------------------------------------
                                                                  TOTAL SHAREHOLDERS' EQUITY         12,768          21,655
---------------------------------------------------------------------------------------------------------------------------
                                                  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 104,140       $ 112,870
===========================================================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Operations

------------------------------------------------------------------------------------------------------------------------
                                                                                        Year Ended December 31
McM CORPORATION AND SUBSIDIARIES                                                  1997             1996           1995
------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share data)

Revenues
   Premiums earned                                                              $75,778          $73,568         $69,602
   Premiums ceded                                                               (20,071)           (21,714)      (23,901)
                                                                                ----------------------------------------
   Net premiums earned                                                           55,707             51,854        45,701

   Investment income, less investment expense (1997 - $413; 1996 - $457;
      1995 - $474)                                                                2,985              3,159         3,497
   Realized investment gains                                                        196                 40           123
   Other income                                                                     649                645           250
------------------------------------------------------------------------------------------------------------------------
                                                         TOTAL REVENUES          59,537             55,698        49,571

Losses and Expenses
   Losses and settlement expenses                                                62,882             51,781        46,055
   Losses and settlement expenses ceded                                         (14,865)           (12,571)      (15,021)
                                                                                ----------------------------------------
   Net losses and settlement expenses                                            48,017             39,210        31,034

   Underwriting, acquisition and administrative expenses                         19,659             17,426        16,224
   Provision for (recoveries of)  bad debts on liquidated reinsurers                401               (150)          103
------------------------------------------------------------------------------------------------------------------------
                                              TOTAL LOSSES AND EXPENSES          68,077             56,486        47,361
------------------------------------------------------------------------------------------------------------------------

                                                      NET (LOSS) INCOME         ($8,540)             ($788)       $2,210
========================================================================================================================

Per Share Data
   Net (loss) income per share                                                   ($1.82)            ($0.17)        $0.47
   Net (loss) income per share - assuming dilution                               ($1.82)            ($0.17)        $0.47

   Dividends per share declared by McM                                            $0.00              $0.06         $0.00
========================================================================================================================



See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Net
                                                                                       Additional      Unrealized
McM CORPORATION                                                           Common         Paid-in       Investment        Retained
AND SUBSIDIARIES                                                          Stock          Capital       Gain (Loss)       Earnings
---------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)

                                           BALANCES AT JANUARY 1, 1995    $4,675          $1,477           ($158)         $14,413

Net income for 1995                                                                                                         2,210
Change in net unrealized loss or gain on securities available-for-sale                                       623
---------------------------------------------------------------------------------------------------------------------------------
                                         BALANCES AT DECEMBER 31, 1995     4,675           1,477             465           16,623

Net loss for 1996                                                                                                            (788)
Change in net unrealized loss or gain on securities available-for-sale                                      (530)
Employee stock purchases                                                       3              12
Dividends declared and paid                                                                                                  (282)
---------------------------------------------------------------------------------------------------------------------------------
                                         BALANCES AT DECEMBER 31, 1996     4,678           1,489             (65)          15,553

Net loss for 1997                                                                                                          (8,540)
Change in net unrealized loss or gain on securities available-for-sale                                      (406)
Employee stock purchases                                                      18              41
---------------------------------------------------------------------------------------------------------------------------------
                                         BALANCES AT DECEMBER 31, 1997    $4,696          $1,530           ($471)          $7,013
=================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Year Ended December 31
McM CORPORATION AND SUBSIDIARIES                                                             1997            1996           1995
---------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)

Operating Activities
Net (loss) income                                                                          ($ 8,540)       ($  788)      $  2,210

Adjustments to reconcile net (loss) income to net cash used by operating activities:
   Policy liabilities                                                                          (466)       (10,828)       (12,461)
   Premiums receivable                                                                          828            555         (1,143)
   Accrued investment income                                                                    272             37            176
   Net recoverable from reinsurers                                                            1,971          6,128          6,625
   Amortization of deferred policy acquisition costs                                         10,332          9,116          7,141
   Policy acquisition costs deferred                                                         (9,142)        (9,765)        (7,249)
   Other                                                                                       (720)         1,150            673
---------------------------------------------------------------------------------------------------------------------------------
                                                    CASH USED BY OPERATING ACTIVITIES        (5,465)        (4,395)        (4,028)

Investing Activities
   Fixed maturity securities available-for-sale:
      Purchases                                                                             (10,499)       (18,447)          (109)
      Sales                                                                                  19,506              0          3,377
      Maturities                                                                              2,050         12,974          1,408
   Fixed maturity securities held-to-maturity:
      Purchases                                                                                   0         (1,118)        (2,984)
      Maturities                                                                              2,777         11,362            120
   Purchases of property and equipment, net                                                  (1,045)          (757)          (474)
   Change in short-term investments                                                          (7,461)           787          2,830
---------------------------------------------------------------------------------------------------------------------------------
                                                CASH PROVIDED BY INVESTING ACTIVITIES         5,328          4,801          4,168
---------------------------------------------------------------------------------------------------------------------------------

Financing Activities
   Employee stock purchases                                                                      59             15              0
   Cash dividends paid                                                                            0           (282)             0
---------------------------------------------------------------------------------------------------------------------------------
                                         CASH PROVIDED (USED) BY FINANCING ACTIVITIES            59           (267)             0
---------------------------------------------------------------------------------------------------------------------------------



                                                      NET (DECREASE) INCREASE IN CASH      ($    78)      $    139       $    140
=================================================================================================================================

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

         The consolidated financial statements include the accounts and operations of McM and its wholly-owned subsidiaries. McM is actively engaged through certain of its subsidiaries in the property and casualty insurance business. All significant intercompany accounts and transactions have been eliminated. The Company's subsidiaries are as follows:

Subsidiary                                              Abbreviation
----------                                              ------------
Property and Casualty:
  Occidental Fire & Casualty Company of North Carolina      OF&C
  Wilshire Insurance Company                                Wilshire

Other:
  Equity Holdings, Inc.                                     Equity

         The property and casualty insurance subsidiaries are primarily involved in the sale of commercial automobile and private passenger automobile insurance. The commercial automobile insurance consists primarily of liability, physical damage and inland marine coverages. The commercial automobile lines of business represented 77%, 80%, and 84% of gross written premium in 1997, 1996 and 1995, respectively. Private passenger automobile insurance, which represents the remainder of gross written premiums, consists primarily of liability and physical damage coverages. The Company's products are generally marketed through general and independent agents. In 1997, premiums were written in 27 states throughout the U.S. Direct premiums written in California, all of which were for commercial automobile insurance products, represented 32%, 34% and 37% of total direct written premiums in 1997, 1996 and 1995, respectively.

Investments: Fixed maturity securities are classified as either held-to-maturity or available-for-sale. Management determines the appropriate classification of fixed maturity securities at the time of purchase. The Company has identified and accounted for its investments as follows:

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

         The Company had fixed maturity securities with a face value of approximately $12.0 million and $11.8 million on deposit with various state insurance departments at December 31, 1997, and 1996, respectively. The Company also had $3.4 million in short-term investments held in a security trust as collateral for assumed reinsurance balances at December 31, 1997 and 1996.

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

         The Company utilizes a general agency force to market its annual commercial automobile business and a portion of its private passenger automobile business. As of December 31, 1997, agents' balances receivable of approximately $1.5 million were associated with one general agent.

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

Leases: The Company and its subsidiaries rent office space and equipment under various operating lease agreements. The aggregate rental expense charged to operations was approximately $826,000 in 1997, $802,000 in 1996, and $737,000 in 1995. Future minimum lease commitments require payments of approximately $709,000 in 1998 and $461,000 in 1999.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Earnings per Share: Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. The weighted-average number of common shares outstanding was 4,688,364, 4,675,701 and 4,675,038 at December 31, 1997, 1996 and 1995, respectively. Diluted earnings per share were computed assuming that the weighted-average number of shares was increased by the conversion of fixed awards (employee stock options). The diluted per share computations reflect a change in the number of common shares outstanding (the "denominator") to include the number of additional shares that would have been outstanding if the potentially dilutive shares had been issued. In each year presented, net income or loss, the numerator is the same for both basic and dilutive per share computations. The denominator was unchanged for 1997 and 1996. However, for 1995 the weighted-average number of common shares outstanding was increased by 17,785 shares relating to potentially dilutive employee stock options.

New Accounting Standards: The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS 128") in 1997. SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share restated under amounts for all periods presented have been calculated utilizing the new requirements of SFAS 128.

NOTE B  Statutory Results and Dividend Restrictions

         The reporting practices for McM's insurance subsidiaries prescribed or permitted by state regulatory authorities ("statutory accounting") differ from generally accepted accounting principles. OF&C (which includes Wilshire on a statutory equity basis) reported to insurance regulatory authorities a net loss of $2.8 million in 1997, and net income of $49,000 and $2.0 million in 1996 and 1995, respectively. Combined capital and surplus reported to insurance regulatory authorities totalled $11.5 million and $18.2 million at December 31, 1997 and 1996, respectively.

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

         OF&C, as a result of the need to significantly strengthen reserve adequacy of the property and casualty companies during 1997, triggered the first RBC regulatory threshold defined as Company Action Level RBC ("CAL"). OF&C, working within the framework of RBC guidelines, will submit its plan of action to the state of North Carolina in the near future and believes that its indicated RBC deficiency will be corrected through this plan. The capital and surplus of Wilshire exceeds any minimum RBC requirement.

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

         The Company is also party to quota share reinsurance arrangements on its private passenger automobile and commercial auto liability coverages. A quota share reinsurance treaty is maintained on the Company's private passenger automobile business which became effective in April 1993. The rates pertaining to this treaty were 20% during 1997, 30% during 1996, and 40% prior to 1996. An addendum to the private passenger quota share treaty provided for the ceding of 100% of the unearned premium to the reinsurers as of December 31, 1997. The quota share treaty was placed to help control the Company's statutory net writings to surplus ratios as well as future premium growth in that market. A 5% quota share reinsurance treaty is also maintained by the Company to help control future growth in this line of business.

         The effect of reinsurance on premiums written and earned in 1997, 1996 and 1995 was as follows:

                     For the Year Ended December 31
         -------------------------------------------------------
              1997               1996               1995
            Premiums           Premiums           Premiums
         Written   Earned   Written   Earned    Written   Earned
         -------   ------   -------   ------    -------   ------
                        (Thousands of dollars)
Direct  $63,699   $65,205   $62,698   $63,163   $64,099  $63,731
Assumed   9,830    10,573    11,561    10,405     7,926    5,871
Ceded   (22,315)  (20,071)  (20,839)  (21,714)  (25,362) (23,901)
        -------   -------   -------   -------   -------  -------
Net     $51,214   $55,707   $53,420   $51,854   $46,663  $45,701
        =======   =======   =======   =======   =======  =======

         To minimize its exposure to losses from reinsurance insolvencies, OF&C and Wilshire evaluate the financial condition of their reinsurers and monitor concentration of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers. At December 31, 1997, reinsurance recoverables of $5.1 million were associated with a single reinsurer. The remaining reinsurance recoverables were associated primarily with five reinsurers. OF&C and Wilshire's policy is to hold collateral under related reinsurance agreements in the form of letters of credit for all reinsurers not licensed to do business in North Carolina.

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

         There was no income tax expense attributable to income from continuing operations for the years ended December 31, 1997, 1996 and 1995. These amounts differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as follows:

                              Year Ended December 31
                            1997        1996           1995
                                 (Thousands of dollars)
Pretax income (loss) from
  continuing operations   $(8,540)     $ (788)       $2,210
                          -------      ------        ------
Computed "expected" tax
  expense (benefit)        (2,904)       (268)          751
Increase (decrease) in
  taxes resulting from:
  Change in valuation
    allowance               2,897         257        (2,768)
  Other                         7          11            33
Net operating and
  capital losses not
  utilized                      -           -         1,984
                          -------      ------        ------
Income Tax Expense        $     0      $    0        $    0
                          =======      ======        ======

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1997 and December 31, 1996, are presented below.

                                        December 31
                                   ---------------------
                                   1997             1996
                                   (Thousands of dollars)
Deferred tax asset:
  Unearned premium reserves     $   637          $   942
  Claim reserves                  1,270            1,279
   Tax return net operating
   and capital loss
   carryforwards                 33,432           30,810
  Unrealized losses on fixed
   maturity securities              160               22
  Other                             232              252
                                -------          -------
Total gross deferred tax
 assets                          35,731           33,305
Less: Valuation allowance       (34,521)         (31,624)
                                -------          -------
Net deferred tax assets         $ 1,210          $ 1,681

Deferred tax liabilities:
  Deferred policy acquisition
   costs                        $   953          $ 1,357
  Agent balances                     57               47
  Other                             200              277
                                -------          -------
Total liabilities               $ 1,210          $ 1,681
                                -------          -------
Net deferred tax account        $     0          $     0
                                =======          =======


         McM and its subsidiaries file a consolidated income tax return. The Company had cumulative tax operating loss carryforwards of approximately $98 million as of December 31, 1997, with expiration dates of 1998 through 2012. No income taxes were paid in 1997, 1996, or 1995.

NOTE E  Pension Plan

         McM and its subsidiaries have a non-contributory defined benefit pension plan covering substantially all their employees. The plan provides for payments to qualified employees based on compensation and years of service. The Company and its subsidiaries make contributions to the plan, if necessary, equal to the amounts required by ERISA.

         The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31:

                                                  December 31
                                        -----------------------------
                                         1997                   1996
                                        -----------------------------
                                           (Thousands of dollars)
Actuarial present value
 of benefit obligations:
  Accumulated benefit
   obligation, including
   vested benefits of
   $2,339 in 1997 and
   $1,890 in 1996                       $ 2,577                $ 2,027
                                        =======                =======
Projected benefit
   obligation for service
   rendered to date                     $(3,356)               $(2,816)
Plan assets at fair
   value, primarily listed
   stocks, U.S. bonds,
   and money market
   accounts                               2,476                  1,819
                                        -------                -------
Projected benefit obligation
   in excess of plan
   assets                                (  880)                (  997)
Unrecognized net loss                       434                    356
Deferred asset gain                      (  271)                (  157)
Unrecognized prior service
   cost                                  (   47)                (   52)
Unrecognized net transition
   asset                                 (   63)                (   78)
                                        -------                -------
Net pension liability                   $(  827)               $(  928)
                                        =======                =======

         Net periodic pension expense included the following components:

                                 Year Ended December 31
                               1997      1996        1995
                             ----------------------------
                               (Thousands of dollars)
Service cost-benefits earned
  during the period          $  255      $ 257      $ 208
Interest cost on projected
  benefit obligation            227        206        176
Actual return on plan
  assets                       (442)      (277)      (135)
Net amortization and
  deferral                      251        157         40
                             ------      -----      -----
Net periodic pension cost    $  291      $ 343      $ 289
                             ======      =====      =====

         The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation was 7.25% and 7.75% at December 31, 1997, and 1996, respectively. The rate of increase in future compensation levels used to determine the actuarial present value of the projected benefit obligation was 4.75% at December 31, 1997, and at December 31, 1996. The expected long-term rate of return on plan assets was 9% for the years ended December 31, 1997, 1996, and 1995. The unrecognized prior service cost and the cumulative net recognized gains and losses in excess of the greater of the market value of plan assets and the projected benefit obligation are being amortized using the optional straight-line method over the average expected future service of active participants.

NOTE F  Investment Operations

         The sources of investment income are summarized as follows:

                                       Year Ended December 31
                                   ------------------------------
                                    1997        1996        1995
                                   ------------------------------
                                       (Thousands of dollars)
Fixed maturities                   $2,694      $2,490      $3,155
Other long-term investments            44          48          36
Short-term investments                660       1,078         780
                                   ------------------------------
                                    3,398       3,616       3,971
Investment expenses                  (413)       (457)       (474)
                                   ------------------------------
NET INVESTMENT INCOME              $2,985      $3,159      $3,497
                                   ==============================

         The amortized cost and estimated market values of investments in fixed maturities at December 31, 1997 and 1996, are as follows:

                         Gross     Gross      Gross    Estimated
                       Amortized Unrealized Unrealized  Market
                         Cost      Gains      Losses    Value
                       ------------------------------------------
                                (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
December 31, 1997:
U.S. Treasury
  securities
  and obligations of
  U.S. governmental
  corporations and
  agencies              $22,714   $   178   $(    18)     $22,874
Public utilities
  and other                 469         2    (     6)         465
Mortgage-backed
  securities              2,572         3    (   630)       1,945
                       ------------------------------------------

Total                   $25,755   $   183    (   654)     $25,284
                       ==========================================




                         Gross     Gross      Gross    Estimated
                       Amortized Unrealized Unrealized  Market
                         Cost      Gains      Losses     Value
                       ------------------------------------------
                               (Thousands of dollars)
Fixed Maturity Securities Held-to-Maturity:
December 31, 1997:
U.S. Treasury securities
  and obligations of
  U.S. governmental
  corporations and
  agencies               $2,940  $    74     $(    1)   $3,013
Obligations of states
  and political
  subdivisions              194       28           -       222
                       ------------------------------------------
Total                    $3,134  $   102     $(    1)   $3,235
                       ==========================================

                       Gross     Gross      Gross     Estimated
                     Amortized Unrealized Unrealized   Market
                       Cost      Gains      Losses      Value
                     ------------------------------------------
                              (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
December 31, 1996:
U. S. Treasury securities
  and obligations of U.S.
  governmental
  corporations and
  agencies             $17,449      $ 33     $( 111)     $17,371
Public utilities           665         -      ( 162)         503
Mortgage-backed
  securities            18,824       291      ( 116)      18,999
                      ------------------------------------------
Total                  $36,938      $324     $( 389)     $36,873
                      ==========================================


                         Gross     Gross      Gross     Estimated
                       Amortized Unrealized Unrealized   Market
                         Cost      Gains      Losses      Value
                      ------------------------------------------
                                (Thousands of dollars)
Fixed Maturity Securities Held-to-Maturity:
December 31, 1996:
U.S. Treasury securities
  and obligations of
  U.S. governmental
  corporations and
  agencies            $  5,745      $ 58   $   (4)       $ 5,799
Obligations of states
  and political
  subdivisions             193        30        -            223
                      ------------------------------------------
Total                 $  5,938      $ 88   $   (4)       $ 6,022
                      ==========================================

         The amortized cost and estimated market value of fixed maturities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities as certain borrowers have the right to call or prepay obligations without penalty.

                                                  Estimated
                                    Amortized        Market
                                      Cost           Value
                                    -----------------------
                                    (Thousands of dollars)
Fixed Maturity Securities Available-for-Sale:
Due in one year or less             $     86        $    86
Due after one year through
 five years                           10,355         10,346
Due after five years through
 ten years                             7,709          7,870
Due after ten years                    5,033          5,037
                                    -----------------------
                                      23,183         23,339
Mortgage backed securities             2,572          1,945
                                    -----------------------
                                     $25,755        $25,284
                                    =======================

Fixed Maturity Securities Held-to-Maturity:
Due in one year or less              $ 1,002        $ 1,011
Due after one year through
 five years                              910            921
Due after five years through
 ten years                             1,222          1,303
Due after ten years                        -              -
                                    -----------------------
                                      $3,134         $3,235
                                    =======================


         Realized gains and losses from sales of investments in fixed maturities were as follows:

                                 Year Ended December 31
                                1997      1996      1995
                               ---------------------------
                                 (Thousands of dollars)
Realized gains and losses:
 Fixed maturity securities
  available-for-sale:
   Gross realized gains        $ 367    $    40     $  123

   Gross realized losses         171          -          -


         The carrying value of investments in persons (other than the U.S. Government or a Government Agency or Authority, State, Municipality, or Political Subdivision) exceeding 10% of total shareholders' equity is as follows:

                                             December 31
                                       ---------------------
                                          1997          1996
                                       ---------------------
                                       (Thousands of dollars)

Southern Capital Corporation           $ 3,431       $ 3,628
General Electric Capital Corporation   $17,520       $ 8,903



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

         The following table provides a reconciliation of the beginning and ending reserve balances for losses and settlement expenses, on a gross-of-reinsurance basis, for 1997, 1996 and 1995, to the gross amounts reported in McM's balance sheet.

                                   Year Ended December 31
                              -------------------------------
                               1997         1996       1995
                              -------------------------------
                                  (Thousands of dollars)
Reserves for losses
 and settlement expenses,
 net of reinsurance
 recoverables, at
 beginning of year            $26,532     $29,997     $38,415

Provision for insured
 events of the current
 year                          42,243      37,651      31,282
Increase (decrease)in
 provision for insured
 events of prior years          5,774       1,559        (248)
                              -------------------------------
Incurred losses and
 settlement expenses
 during current year, net
 of reinsurance                48,017      39,210      31,034

Payments for:
 Losses and settlement
  expenses attributable to
  insured events of the
  current year                 26,123      22,853      18,113
Losses and settlement
 expenses attributable to
 insured events of prior
 years                         19,267      19,822      21,339
                              -------------------------------
                               45,390      42,675      39,452
                              -------------------------------
Reserves for losses and
 settlement expenses, net
 of reinsurance recoverables,
 at end of year                29,159      26,532      29,997
Reinsurance recoverable on
 unpaid losses and settlement
 expenses at end of current
 year                          28,124      28,768      36,155
                              -------------------------------
Gross reserves for losses and
 settlement expenses at end
 of year                      $57,283     $55,300     $66,152
                              ================================

         The reconciliation above reflects the emergence of a $5,774,000 deficiency in the December 31, 1996, reserve during 1997. The deficiency at December 31, 1997, included adverse reserve development of approximately $844,000 in private passenger automobile liability reserves, $813,000 in private passenger and commercial automobile physical damage and inland marine reserves and $3,531,000 relating to the commercial automobile liability line of business. In addition, approximately $586,000 of this deficiency relates to discontinued lines of business and participation in involuntary pools and other residual market mechanisms in which OF&C and Wilshire are required to participate by the various states in which the companies write insurance. The increase in overall reserve levels for 1997 resulted from prior year reserve deficiencies, particularly for the 1995 and 1996 accident years and increased claim costs in the current underwriting year for commercial and private passenger automobile physical damage coverages.

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

NOTE H  Contingencies

Litigation: In the normal course of operations, certain subsidiaries of the Company have been named as parties to various pending and threatened litigation. While the outcome of some of these matters cannot be estimated with certainty, it is the opinion of management that the resolution of these matters will not have a material adverse affect on the Company's consolidated financial position or results of operations.

Guaranty Associations: The insurance subsidiaries are required to be members of various state insurance guaranty associations in order to conduct business in those states. These associations have the authority to assess member companies in the event that an insurance company conducting business in that state is unable to meet its policyholder obligations. The Company recognizes the expense for these assessments in the year they are assessed. The Company incurred expenses of $25,000 in 1997, and received net refunds of $26,000 and 12,000 in 1996 and 1995, respectively, related to these assessments.

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

         The Company had an Employee Incentive Stock Option Plan, the 1986 Employee Incentive Stock Option Plan ("1986 Plan"), which expired by its terms, May 16, 1996. The 1986 Plan provided that options could be granted to selected key employees at exercise prices equal to market value on the date the option is granted. Options were granted for a period not exceeding ten years and were exercisable at a rate of 20% per year starting one year from the date of grant. Depending upon the circumstances of an optionee's termination of employment, the optionee's options either a) remain exercisable for three or six months after termination to the extent they were exercisable at termination unless vesting is accelerated by the Compensation Committee, b) remain exercisable until a change in control of the Company, as defined in the 1986 Plan, c) remain exercisable for five years and one day from the date of the optionee's termination or d) terminate as of the termination of the optionee's employment.

         In 1996 the Company adopted the 1996 Employee Incentive Stock Option Plan ("1996 Plan"). The terms of the 1996 Plan are are generally the same as the 1986 plan.

         The Company had reserved 250,000 shares of common stock for distribution under the 1986 Plan, and 300,000 shares have been reserved for distribution under the 1996 Plan. The following options to purchase the Company's common shares were outstanding under the 1986 and 1996 Plans as of December 31, 1997 and 1996:

                                  NUMBER OF SHARES
                                     UNDERLYING
                                     OUTSTANDING
                                       OPTIONS
                                                       OPTION
                                                        PRICE
DATE OF GRANT                     1997        1996    PER SHARE
---------------------------------------------------------------
January 15, 1988                  1,000       1,000    $ 8.50
October 6, 1988                   2,000       2,000    $10.00
January 15, 1993                 42,962      42,962    $ 1.38
July 25, 1994                    19,000      19,000    $ 2.25
August 17, 1994                  81,000      81,000    $ 2.75
March 26, 1997                   35,000         -0-    $ 3.94
---------------------------------------------------------------
                                180,962     145,962
===============================================================

         At December 31, 1997, 97,070 options were exercisable. No options have been exercised under either Plan. The weighted-average exercise price is $2.71 per share and the weighted-average remaining contractual life is 6.6 years at December 31, 1997.

         The Company has a phantom stock plan under which shares of "phantom stock" may be awarded to certain employees. A maximum of 250,000 shares of phantom stock may be awarded under the plan. Upon maturity of an award, shares of phantom stock are settled in cash equal to the market value of common shares at the maturity date plus the amount of cash dividends paid on an equal number of common shares over the life of the award. The awards generally vest over a five year period beginning five years after the award date and mature on the two year anniversary of the termination of the employee, or upon a change in control (as defined in the plan) of the Company. There were no shares of phantom stock granted in 1997. In 1996 and 1995, 50,000 shares of phantom stock were granted under the plan. Related expenses of $10,000, $44,000 and $26,000 were accrued at December 31, 1997, 1996, and 1995, respectively.

         Pro forma information regarding net (loss) income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options and awards granted subsequent to December 31, 1994, under the fair value method prescribed by SFAS 123. The estimated fair value of the options was calculated under the Black-Scholes valuation model using the following assumptions as of December 31:

                                    1997     1996     1995
                                   -----     ----     ----
     Risk-free interest rate       6.96%     6.68%    6.10%
     Dividend yield                0.00%     0.00%    0.00%
     Volatility factor             63.5%     49.3%    33.5%
     Expected life (years)           10        10       10

         The pro forma basic and diluted net (loss) income per share did not change from that which has been reported, for all periods presented, as a result of SFAS 123. Further, because SFAS 123 is applicable only to stock-based awards granted after December 31, 1994, the pro forma effect of the amortization of the estimated fair value of the Company's outstanding stock is not likely to be representative of the effects on the reported net (loss) income for future years.

NOTE J  Summary of Fair Values

         The method of determining fair values for investments in fixed maturity securities is discussed in Note F. For all other financial instruments, carrying value approximates fair value.

         The following table summarizes the carrying value and fair value of financial instruments:

                                            December 31
                                      1997                1996
                             ----------------------------------------
                             Carrying     Fair   Carrying      Fair
                               Value      Value    Value       Value
                             ----------------------------------------
                                      (Thousands of dollars)
Financial Assets:
 Cash                        $ 1,698     $ 1,698    $ 1,776   $ 1,776
Short-term investments       $21,522     $21,522    $14,061   $14,061
Fixed maturity securities
 available-for-sale
 (Note F)                    $25,284     $25,284    $36,873   $36,873
Fixed maturity securities
 held-to-maturity
 (Note F)                    $ 3,134     $ 3,235    $ 5,938   $ 6,022


Report of Independent Auditors

         ERNST & YOUNG LLP


         Board of Directors and Shareholders
         McM Corporation


         We have audited the accompanying consolidated balance sheets of McM Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McM Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


         Raleigh, North Carolina
         March 9, 1998


         ERNST & YOUNG LLP

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following is a summary of quarterly results of operations for the years ended December 31, 1997 and 1996.


------------------------------------------------------------------------------------------------------------------------------------
                                                                 March 31            June 30            Sept. 30            Dec. 31
------------------------------------------------------------------------------------------------------------------------------------
                                                                        (Thousands of dollars, except per share data)
1997
  Premiums                                                       $13,848            $14,379            $13,892             $13,588
  Investment Income, Less Investment Expense                         740                764                768                 713
  Realized Gains                                                       0                  0                  0                 196
  Losses and Expenses                                             14,377             15,230             19,432              19,038
  Net Income (Loss)                                                  308                 27             (4,432)             (4,443)
  Net Income (Loss) Per Share *                                    $0.07              $0.01             ($0.94)             ($0.95)
  Net Income (Loss) Per Share - assuming dilution *                $0.07              $0.01             ($0.94)             ($0.95)


1996
  Premiums                                                       $12,758            $12,862            $12,883             $13,351
  Investment Income, Less Investment Expense                         890                717                764                 788
  Realized Gains                                                       0                  0                  0                  40
  Losses and Expenses                                             13,038             13,087             13,305              17,056
  Net Income (Loss)                                                  671                598                423              (2,480)
  Net Income (Loss) Per Share                                      $0.14              $0.13              $0.09              ($0.53)
  Net Income (Loss) Per Share - assuming dilution *                $0.14              $0.13              $0.09              ($0.53)

  *   The sum of net income (loss) per share by quarter may not equal net income
      (loss) per share for the year due to rounding. Addtionally, the year 1996 and first three quarters of 1997 net income (loss) per share have been restated, where appropriate, to comply with the Statements of Financial Accounting Standards No. 128, "Earnings Per Share".

Officers and Directors


Officers

George E. King
Chairman Emeritus and
  Chief Executive Officer

Stephen L. Stephano
President and
  Chief Operating Officer


Michael D. Blinson
Senior Vice President
  & Corporate Secretary

Kevin J. Hamm
Vice President &
  Chief Financial Officer

Harold A. Strube
Vice President &
  Assistant Corporate Secretary






Directors

Michael A. DiGregorio
Vice President/Senior Trust Counsel
Wilmington Trust Company
Wilmington, DE

George E. King
Chairman Emeritus and
  Chief Executive Officer
McM Corporation
Raleigh, NC

Laurence F. Lee, Jr.
Retired
Jacksonville, FL

Laurence F. Lee III
President
Plan Analysts, Inc.
Jacksonville, FL

Claude G. Sanchez, Jr.
Sun Construction and Real
  Estate Company
Albequerque, NM

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
                 Telephone: (919)833-1600

                 Registrar-Transfer Agent
                 Wachovia Bank and Trust Company, N.A.
                 Winston-Salem, North Carolina

                 General Counsel
                 Ragsdale, Liggett & Foley, PLLC
                 Raleigh, North Carolina

                 Independent Auditors
                 Ernst & Young LLP
                 Raleigh, North Carolina

                 Form 10-K
                 Annual Report for the year ended December 31, 1997, has been filed with the Securities and Exchange Commission. A copy will be made available to shareholders without charge upon request. Please write to Corporate Secretary at the Corporation's Corporate Office.

                 Annual Meeting
                 The Annual Shareholders' Meeting of McM Corporation will be held at the corporate offices of McM Corporation, 702 Oberlin Road, Raleigh, North Carolina, on May 21, 1998, at 10:00 a.m.